SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2010

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description

1.1	2009 Annual Report.

1.2	Circular dated March 15, 2010 regarding matters to be approved at the annual general meeting of the Registrant (the “Annual General Meeting”) to be held on May 26, 2010.

1.3	Announcement dated March 15, 2010 providing notice of the Annual General Meeting.

1.4	Voting Instruction Card for holders of American Depositary Shares relating to the Annual General Meeting.

1.5	Form of proxy for use at the Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hutchison Telecom

2009 Annual Report

driving

growth

creating value

Hutchison Telecommunications International Limited

(SEHK Stock Code: 2332 / NYSE Ticker: HTX)

A Hutchison Whampoa Company

Corporate Information

BOARD OF DIRECTORS	AUDIT COMMITTEE

Chairman and Non-executive Director	Kevin WESTLEY (Chairman)

FOK Kin-ning, Canning, BA, DFM, CA (Aus)	KWAN Kai Cheong

John W STANTON

Executive Directors

LUI Dennis Pok Man, BSc	REMUNERATION COMMITTEE

Chief Executive Officer	FOK Kin-ning, Canning (Chairman) KWAN Kai Cheong Kevin WESTLEY
Christopher John FOLL, B. Compt, FCA (Aus)
Chief Financial Officer
CHAN Ting Yu, LLB, BA, PCLL

(also Alternate to Lui Dennis Pok Man)

COMPANY SECRETARY

Non-executive Directors	Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCIS, FCS(PE)
CHOW WOO Mo Fong, Susan, BSc

(also Alternate to Fok Kin-ning, Canning and Frank John Sixt)	AUDITOR

Frank John SIXT, MA, LLL	PricewaterhouseCoopers

Independent Non-executive Directors	PRINCIPAL BANKERS

KWAN Kai Cheong, BA, CA (Aus) John W STANTON, BA, MBA Kevin WESTLEY, BA, FCA	The Hongkong and Shanghai Banking Corporation Limited Standard Chartered Bank (Hong Kong) Limited

Alternate Director

WOO Chiu Man, Cliff, BSc

Chief Technology Officer

(Alternate to Christopher John Foll)

Contents

2	Five Years of Achievement

4	Overview

5	Financial Highlights

6	Chairman’s Statement

10	Awards and Milestones

12	The Board and Management

Operations Review

16	Indonesia

18	Vietnam

20	Sri Lanka

21	Staff and Community

22	Management Discussion and Analysis

43	Directors’ Report

59	Corporate Governance Report

Consolidated Financial Statements and Supplementary Information

69	Independent Auditor’s Report

70	Consolidated Income Statement

71	Consolidated Statement of Comprehensive Income

72	Consolidated Statement of Financial Position

73	Consolidated Statement of Cash Flows

75	Consolidated Statement of Changes in Equity

77	Notes to the Accounts

147	Principal Subsidiaries

148	Five-year Financial Summary

Five Years of Achievement

Five Years of Achievement
Hutchison Telecom celebrated its fifth anniversary of its dual listing in Hong Kong on The Stock Exchange of Hong Kong Limited and in the US on the New York Stock Exchange, Inc. in October 2009. In that short span of time, we have unlocked and delivered significant value to our shareholders. Hutchison Telecom generated total returns adjusted for dividends and the Hong Kong and Macau spin-off of about 178% for our shareholders, translating to an annualised return of about 22% per annum.

2004	2007

■   Hutchison Telecommunications

International Limited

(“Hutchison Telecom”) listed

on the New York Stock

Exchange, Inc. (“NYSE”) and The

Stock Exchange of Hong Kong

Limited (“SEHK”) on 14 and 15

October 2004 respectively.

■ Completed the disposal of our indirect interest in the India operation, delivering a gain of HK$69 billion.
■ Paid a special dividend of HK$6.75 per share.
■ Launched businesses in Indonesia and Vietnam.

2  Hutchison Telecommunications International Limited    2009 Annual Report

Five Years of Achievement

2008	2009

■ Paid a second special cash dividend of HK$7 per share to shareholders. A total of HK$13.75 dividends per share returned in cash since IPO.

■  Spin-off and listing of Hong  Kong and Macau operations  on SEHK, as a result of the  payment of an interim  dividend which was satisfied  by way of a distribution in  specie of the entire share  capital of Hutchison  Telecommunications Hong  Kong Holdings Limited  (“HTHKH”).

■  Launch of nationwide GSM  services in Vietnam.

■  Completed the sale of our  entire indirect interest in  Partner Communications  Company Ltd. (“Partner  Communications”) and  recorded a gain of  approximately HK$6.3 billion.

Hutchison Telecommunications International Limited    2009 Annual Report  3

  Overview

As a well established mobile service operator, Hutchison Telecom currently addresses high-growth Asian markets in Indonesia, Vietnam and Sri Lanka.

In the five years since listing on the SEHK and the NYSE in October 2004, the Group has created value, achieved growth and delivered returns to shareholders.

   Driving growth

The Group can look back on a successful record of generating growth by adopting a prudent approach to exploring and capitalising on greenfield opportunities in emerging markets.

In 2009, the Group continued to build scale as a result of ongoing investment in its networks, and by enhancing operational efficiencies at every opportunity. Our global customer base almost doubled in number year-on-year to approximately 12.8 million by the end of 2009. This was driven mainly by the growth in our mobile operations in Indonesia and Vietnam.

The Group’s Indonesia operation reported good progress for the year, and expanded its network to each of the nation’s major islands within less than three years of launch. In Vietnam, our operation’s successful launch of GSM services under the Vietnamobile brand has progressed very positively. In addition, we registered some growth in our Sri Lanka customer base in the second half of 2009. The discussions on the disposal of the business in Thailand are ongoing.

Creating value

Year 2009 saw the Group unlock significant shareholder value from the spin-off of the Hong Kong and Macau operations in May. The Group paid an interim dividend by way of a distribution in specie of the entire share capital of HTHKH (SEHK Stock Code: 215).

In October, the Group realised more value with the disposal of its investment in Partner Communications in Israel, thereby monetising growth created from more than 10 years of investment. This enhanced the Group’s financial base, as the proceeds will be retained to fund its ongoing businesses, particularly in Indonesia and Vietnam.

In January 2010, the Group received a proposal from an indirect wholly-owned subsidiary of its parent company, Hutchison Whampoa Limited, to privatise Hutchison Telecom by way of scheme of arrangement under section 86 of the Cayman Islands Companies Law (the “Proposal 1”).

The value created for our shareholders over the five years since listing has been an impressive achievement based on pursuing carefully-chosen opportunities with a measured approach. Looking into 2010, the Group will continue to work on building out its principal growth markets to become fully competitive.

Note 1:

For further details of the Proposal and proposed timetable for despatch of the scheme document, please see the joint announcement of Hutchison Telecommunications Holdings Limited (the “Offeror”), Hutchison Whampoa Limited (“HWL”) and the Company dated 8 January 2010, the announcement of the Company dated 15 January 2010 and the joint announcement of the Offeror, HWL and the Company dated 28 January 2010 which were posted on the Company‘s website on 8 January 2010, 15 January 2010 and 28 January 2010 respectively and filed with the US Securities and Exchange Commission under Form 6-K on 8 January 2010, 15 January 2010 and 28 January 2010 respectively.

4  Hutchison Telecommunications International Limited    2009 Annual Report

Financial Highlights

Customers
millions

15.0
12.0
9.0
6.0
3.0
0
6.5
12.8
2008
2009

Includes Indonesia, Vietnam, Sri Lanka and Thailand

Turnover
HK$ millions

2,000
1,500
1,000
500
0
1,808
1,856
2008
(restated)
2009

0
-1,000
-2,000
-3,000
(2,307)
(2,492)
2008
(restated)
2009

Profit for the year
HK$ millions

7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,668
5,781*
2008
(restated)
2009

* Includes a one-time gain of HK$6,333 million

Hutchison Telecommunications International Limited    2009 Annual Report  5

  Chairman’s Statement

The Group’s strategy has been to continually evaluate various business options to maximise returns to our shareholders. Since our listing in 2004, the Group has completed a number of transactions which included the sale of its entire indirect interest in the Indian operation in May 2007, and subsequent payment of a special dividend of HK$6.75 per share and the payment of a further special dividend in December 2008 of HK$7 per share. In 2009, this strategy continued with the spin-off of the Group’s entire indirect interest in the Hong Kong and Macau operations in May, and the sale of the Group’s entire indirect interest in the Israel operation in October.

On 8 January 2010, Hutchison Telecommunications Holdings Limited (the “Offeror”), an indirect wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”), requested the Board of Directors of the Company to put forward a proposal to shareholders of the Company other than the Offeror and Hutchison Telecommunications Investment Holdings Limited regarding a proposed privatisation of the Company by way of scheme of arrangement under section 86 of the Cayman Islands Companies Law (the “Proposal1”).

As disclosed previously in the Company’s 2008 annual report and 2009 interim report, we have been in discussion with the staff of the US Securities and Exchange Commission regarding the accounting treatment of the sale and leaseback of base station tower sites entered into by the Group’s Indonesia operation. The 2008 consolidated accounts, which treated this transaction as an operating lease, have been restated to reflect this transaction as a finance lease. We have sought and received confirmation from the Offeror that the Proposal for privatisation remains unaffected by the decision of the Company to amend and restate its previously reported accounts for the year ended 31 December 2008.

During 2009, the Group has made progress in its emerging operations in Vietnam and Indonesia. In Vietnam, we successfully launched our GSM services in the second quarter under the brand name “Vietnamobile”. By the end of 2009, our customer base in Vietnam had approximately 2.5 million and our nationwide network had more than 3,800 base stations on-air with an 80% population coverage.

Equally in our Indonesia operation, the business continued to experience solid growth in all key aspects; our customer base and revenue grew approximately 90% year-on-year; our footprint expanded to Kalimantan and Sulawesi with nationwide network coverage reaching 76% of the population; and leveraging on the strong “3” brand and our award winning marketing campaigns we were the first in Indonesia to launch Facebook and Twitter applications via SMS.

Results

The following Group and Operations Review are based on the 2008 comparative figures reclassified for the deconsolidation of the Hong Kong and Macau, and Israel operations and restated for the change in accounting treatment in the Indonesia operation.

The Group recorded a profit for the year of HK$5,781 million, including HK$6,333 million related to the gain on disposal of the entire indirect interest in Partner Communications Company Ltd., the operating company for our Israel operation. Basic earnings per share was HK$1.03 compared to HK$0.24 in 2008.

Dividends

On 7 May 2009, the Company completed the payment of an interim dividend which was satisfied by way of distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited. The Board did not recommend a final dividend for the year ended 31 December 2009.

Note 1:	For further details of the Proposal and proposed timetable for despatch of the scheme document, please see the joint announcement of the Offeror, HWL and the Company dated 8 January 2010, the announcement of the Company dated 15 January 2010 and the joint announcement of the Offeror, HWL and the Company dated 28 January 2010 which were posted on the Company’s website on 8 January 2010, 15 January 2010 and 28 January 2010 respectively and filed with the US Securities and Exchange Commission under Form 6-K on 8 January 2010, 15 January 2010 and 28 January 2010 respectively.

6  Hutchison Telecommunications International Limited    2009 Annual Report

Chairman’s Statement

   Group Review

Financial results for the year ended 31 December 2009

Turnover of the Group was HK$1,856 million, an increase of 2.7% compared to HK$1,808 million in 2008. The increase was driven mainly from our Indonesia and Vietnam operations, partially offset by a revenue decrease in Sri Lanka and Thailand operations. Turnover from Thailand represented 56.3% of the Group’s total turnover, Indonesia accounted for 32.8%, Vietnam for 7.6% and Sri Lanka for 3.3%.

Loss before interest, tax, depreciation and amortisation (“LBITDA”) increased to HK$1,784 million compared to HK$1,632 million in 2008. The increase in LBITDA was mainly due to the higher network operating expenses in Indonesia as a result of the expanded network and the number of base stations on-air, which increased approximately 40% compared to 2008. Additional operating expenses were also incurred with the launch of Vietnam GSM services in the second quarter of 2009.

Depreciation and amortisation was HK$708 million, an increase of 4.9% compared to HK$675 million in 2008. Excluding the one-time accelerated depreciation recognised in the prior year in our Vietnam operation, depreciation and amortisation for 2009 would have increased 39.4% compared to 2008, mainly reflecting the network expansion in Indonesia and Vietnam.

Profit on disposal of investments and others, net from continuing operations was HK$423 million, including a profit of HK$268 million on sale of base station tower sites and other income of HK$155 million, compared to HK$1,494 million in 2008.

Operating loss from continuing operations was HK$2,069 million, compared to HK$813 million in 2008. Excluding the profit on disposal of base station tower sites and other one-time items, operating loss for the year would have been HK$2,492 million compared to HK$1,984 million in 2008 on a like-for-like basis, and reflected the expanded footprint of our operations year-on-year.

In 2009, the Group recorded a net interest expense of HK$638 million, compared to a net interest income of HK$164 million in 2008. This was mainly due to the payment of a special dividend totalling approximately HK$33.7 billion in December 2008, which significantly reduced the Group’s cash balance. The interest expense in 2009 comprised mainly the notional non-cash interest accretion, the interest expenses on finance lease obligations and the finance charges which arose from the drawdown of an inter-group loan provided by a subsidiary of HWL which was fully repaid in the fourth quarter of 2009.

Loss for the year from continuing operations was HK$2,736 million, compared to HK$728 million in 2008. If profit on disposal of base station tower sites and other one-time items were excluded, the Group would have reported a loss of HK$3,159 million compared to HK$1,899 million in 2008.

Capital expenditure of continuing operations was HK$3,662 million compared to HK$3,509 million in 2008.

Hutchison Telecommunications International Limited    2009 Annual Report  7

   Chairman’s Statement

   Operations Review

Indonesia

Our Indonesia operation further expanded its customer base in 2009 by adding over four million customers and exited the year with more than 8.5 million customers. This growth was achieved through a growing sales and distribution network of approximately 110,000 sales outlets and increased coverage of our network. To date our network has more than 8,800 on-air base stations covering 76% population of the country.

Turnover increased 93.0% to HK$608 million compared to HK$315 million in 2008, driven mainly by the 89.5% growth in customer base. LBITDA was HK$1,300 million, compared to HK$1,153 million in 2008, and the increase was due mainly to the increased network costs as a result of the expanded footprint. The increase in network costs and other operating expenses was partially offset by the foreign exchange gain that arose from the translation of the finance lease obligations related to the sale and leaseback of the base station tower sites, while in 2008 an exchange loss was recorded.

Profit on disposal of investments and others, net was HK$423 million, including a profit of HK$268 million on the disposal of base station tower sites and other income of HK$155 million mainly related to compensation received from network suppliers in the form of credit vouchers.

During the year, 969 base station tower sites were sold to PT Profesional Telekomunikasi Indonesia (“Protelindo”). Together with 2,248 tower sites sold in 2008, a total of 3,217 base station tower sites were sold by the end of 2009.

Operating loss for the year was HK$1,456 million compared to HK$353 million in 2008. If the profit on disposal of investments and others, net was excluded in each year, the Group’s Indonesia operation would have reported an operating loss of HK$1,879 million in 2009 compared to HK$1,549 million in 2008.

Capital expenditure on fixed assets in 2009 was HK$2,864 million compared to HK$3,030 million in 2008, and was mainly for the network rollout and information technology platform to support the business growth.

Total debt at the end of 2009 was HK$1,916 million compared to HK$2,034 million in 2008. This included mainly the finance lease obligation amounting to HK$1,697 million and HK$1,086 million in 2009 and 2008 respectively, arising from the sale and leaseback arrangement of the base station tower sites sold to Protelindo. A vendor finance loan of HK$948 million included in the total debt of 2008 was fully repaid during the first half of 2009, the repayment was funded by drawing down the loan facility provided by a subsidiary of HWL.

Vietnam

Our Vietnam operation delivered encouraging results in its first year of GSM operation and achieved a customer base of approximately 2.5 million, which was supported by a network of more than 3,800 base stations on-air and 80% population coverage. This was achieved within only nine months of operation since service launch.

Turnover for the year was HK$141 million, which comprised mainly the airtime revenue recognised from the prepaid customer base. LBITDA was HK$361 million compared to HK$290 million in 2008, primarily a result of higher network and other operating costs incurred since the launch of GSM services in the second quarter.

8  Hutchison Telecommunications International Limited    2009 Annual Report

Chairman’s Statement

Operating loss reduced to HK$433 million, compared to HK$520 million in 2008, mainly due to the absence of a one-time accelerated depreciation recognised in the prior year that related mainly to the non-reusable CDMA equipment, which has been replaced with GSM equipment.

Capital expenditure on fixed assets increased to HK$646 million compared to HK$259 million in 2008, was mainly for the GSM network rollout.

Thailand

Our Thailand operation continued to deliver positive earnings before interest, tax, depreciation and amortisation (“EBITDA”) in 2009, although turnover decreased 12.2% to HK$1,046 million compared to HK$1,192 million in 2008, driven mainly by the reduced customer base of 955,000 from approximately 1.1 million in 2008. EBITDA improved slightly to HK$83 million compared to HK$81 million in 2008.

Operating profit was HK$78 million compared to HK$80 million in 2008.

Capital expenditure on fixed assets decreased to HK$31 million compared to HK$34 million in 2008.

The Group remains in ongoing discussions to exit this operation by way of sale to CAT Telecom Public Company Limited.

Sri Lanka

In 2009 the Sri Lanka operation continued to be affected by the intense market competition, increased government levies and an unstable economic environment although the hostilities that had affected the country for many years were finally concluded. Our customer base decreased 12.2% to 779,000 compared to 887,000 in 2008, while turnover was down 61.9% to HK$61 million compared to HK$160 million in 2008, impacted mainly by the decrease in customer base and lower Average Revenue Per User. LBITDA was HK$94 million compared to an EBITDA of HK$37 million in 2008. Operating loss for the year was HK$142 million.

New management, and a renewed focus on sales and distribution and our marketing activities resulted in positive customer growth in the second half. In 2010 we plan to continue this focus and expand coverage into some areas of the country previously closed due to hostilities. At the end of 2009, the Sri Lanka operation had over 770 base stations on-air and over 60% population coverage.

Hong Kong and Macau – Discontinued operations

The Hong Kong and Macau operations contributed HK$196 million from operating activities to the profit for the period up to 7 May 2009.

Israel – Discontinued operation

The Israel operation contributed HK$8,321 million to the profit for the period up to 28 October 2009. This is comprised of HK$1,988 million from operating activities and HK$6,333 million being a one-off gain on disposal.

I would like to thank the Board of Directors and all the Group’s employees for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 4 March 2010

Hutchison Telecommunications International Limited    2009 Annual Report  9

    Awards and Milestones

	April				August

Œ	The Group’s Vietnam operation launched GSM services under the Vietnamobile brand.				HCPT was the first in Indonesia to extend Twitter application via SMS exchanges on mobile phones.

	PT. Hutchison CP Telecommunications (“HCPT”) was the first in South East Asia to extend Facebook application via SMS exchanges on mobile phones.		May The Group paid an interim dividend satisfied by way of a distribution in specie of the entire share capital of HTHKH.	Ž	September Vietnamobile’s customer base surpassed the one million mark within six months of launch and finished the year with approximately 2.5 million.

			Spin-off and listing of the Group’s Hong Kong and Macau operations on the Main Board of the SEHK (SEHK Stock Code: 215).		HCPT received a certificate from the Indonesia World Record Museum for offering the cheapest regular SMS tariff in Indonesia.

The Group’s Sri Lanka operation’s “Hutch Oyai Mamai” tariff advertising campaign was named “Media Campaign of the Year” and “TV Campaign of the Year” in the Information, Communications and Technology section of Chillies Awards 2009.

10  Hutchison Telecommunications International Limited    2009 Annual Report

Awards and Milestones

	October				December

	The fifth anniversary of the Group’s dual listing in Hong Kong and the US.				The Group’s 2008 Annual Report bagged the silver award in the category of “Annual Reports: Telecommunications” of the 2009 International Galaxy Awards.

	The Group completed the sale of its entire indirect interest in Partner Communications. HCPT was awarded “Service Star 2009” by the Centre for Customer Satisfaction and Loyalty in Indonesia.		November HCPT extended the scale of switching to more environmentally friendly hydrogen fuel to generate backup power at over 200 transceiver base stations, the largest scale of its kind in Asia.	‘	HCPT’s partnership campaign with Manchester United was named the “Best Marketing Campaign 2009” in the Marketing Award 2009 organised by Marketing Magazine.
The Group’s Sri Lanka operation’s “Hutch Tic Tic Per Second” advertising campaign won the bronze award in the Telecom Services category of Effie Awards.

Vietnamobile’s maiden TV Commercial Movement won the silver award in the sixth Annual Davey Awards.

The Group was named one of the MIS Strategic 100 – Asia’s Best IT Vendors by a regional IT magazine Managing Information Strategies (MIS).

Hutchison Telecommunications International Limited    2009 Annual Report  11

  The Board and Management

FOK Kin-ning, Canning, aged 58, has been Chairman and Non-executive Director of the Company since 2004. He is also the Chairman of the Remuneration Committee of the Company. He is group managing director of Hutchison Whampoa Limited, chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Telecommunications Hong Kong Holdings Limited and Hongkong Electric Holdings Limited and co-chairman of Husky Energy Inc. He is also deputy chairman of Cheung Kong Infrastructure Holdings Limited. In addition, he is non-executive director of Cheung Kong (Holdings) Limited, and director of Hutchison International Limited and Ommaney Holdings Limited. The aforementioned three companies and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants.

LUI Dennis Pok Man, aged 59, has been Executive Director and Chief Executive Officer of the Company since 2004. He is deputy chairman and non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited. Mr Lui first joined Hutchison Paging Limited in 1986 and became its managing director in 1993. He was managing director of Hutchison Telecommunications (Hong Kong) Limited in charge of the mobile telecommunications, fixed-line, multi-media, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. He rejoined the Hutchison Whampoa group in May 2001. Prior to taking up the position with the group, he was group managing director of HTI (1993) Holdings Limited overseeing the telecommunications operations and new business development of the Hutchison Whampoa group. He holds a Bachelor of Science degree.

Christopher John FOLL, aged 53, was appointed as Executive Director and Chief Financial Officer of the Company on 20 August 2008 and 1 September 2008 respectively. He joined the Hutchison Whampoa group in 2001 as chief financial officer for the Group’s former India operations until taking over the chief operating officer position in the Group’s Vietnam operations in September 2007. During his term of office in India, Mr Foll held directorships in certain operating companies. He was in charge of the India operations’ finance and strategic business development, and was amongst the senior management team which steered the operations to become one of the leading nationwide mobile service providers in India. From 1999 to 2001, Mr Foll was the chief financial officer of the Adelaide Brighton group in Australia. Prior to that, he had been the managing director of QNI Ltd’s Australian operations after joining as chief financial officer. Mr Foll holds a Bachelor of Accounting Science degree from the University of South Africa and is a Fellow of the Australian Institute of Chartered Accountants.

12  Hutchison Telecommunications International Limited    2009 Annual Report

The Board and Management

CHAN Ting Yu, aged 59, was appointed as Executive Director of the Company on 3 January 2008, a position he previously held from 2004 to 2005. He is currently, and has been since December 2005, Alternate Director to Mr Lui Dennis Pok Man, Executive Director and Chief Executive Officer of the Company. Prior to joining the Hutchison Whampoa group in 1994, Mr Chan practised international commercial and investment law in Hong Kong and Australia. Mr Chan was appointed deputy managing director of HTI (1993) Holdings Limited in January 1996 with responsibility for Hutchison Whampoa group’s telecommunications investments in a number of markets including India, Israel, South East Asia and South America. He has 16 years of experience in the telecommunications industry. Mr Chan holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

CHOW WOO Mo Fong, Susan, aged 56, was appointed as Non-executive Director of the Company on 3 January 2008, a position she previously held from 2004 to 2005. She is currently, and has been since December 2005, Alternate Director to Mr Fok Kin-ning, Canning, Chairman and Non-executive Director of the Company, and since September 2006, Alternate Director to Mr Frank John Sixt, Non-executive Director of the Company. She is deputy group managing director of Hutchison Whampoa Limited, executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and director of Hutchison Telecommunications (Australia) Limited, and non-executive director of TOM Group Limited and Hutchison Telecommunications Hong Kong Holdings Limited. In addition, she is director of Hutchison International Limited, Ommaney Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, all of which and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. She is a solicitor and holds a Bachelor’s degree in Business Administration.

Frank John SIXT, aged 58, has been Non-executive Director of the Company since 2004. He is group finance director of Hutchison Whampoa Limited, non-executive chairman of TOM Group Limited, executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, non-executive director of Cheung Kong (Holdings) Limited and Hutchison Telecommunications Hong Kong Holdings Limited, and director of Hutchison Telecommunications (Australia) Limited and Husky Energy Inc. In addition, he is director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Hutchison International Limited, Ommaney Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, all of which and Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Hutchison Telecommunications International Limited    2009 Annual Report  13

The Board and Management

KWAN Kai Cheong, aged 60, has been Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee and the Remuneration Committee of the Company. He is independent non-executive director of Hutchison Harbour Ring Limited, Henderson Sunlight Asset Management Limited, SPG Land (Holdings) Limited, Win Hanverky Holdings Limited and Soundwill Holdings Limited. He is currently president of Morrison & Company Limited, which is a business consultancy firm, and non-executive director of China Properties Group Limited and JF Household Furnishings Limited. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He was also previously joint managing director of Pacific Concord Holding Limited. He holds a Bachelor of Accountancy (Honours) degree and is a Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Institute of Chartered Accountants in Australia and a Fellow of the Hong Kong Institute of Directors. He completed the Stanford Executive Program in 1992.

John W STANTON, aged 54, has been Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee of the Company. He is managing director of Trilogy Partners, LLC, a board member of Columbia Sportswear Company and Clearwire Corporation, and a trustee of Whitman College. He was the chairman and chief executive officer of Western Wireless Corporation from 1994 until the company was sold to Alltel in 2005. From 1991 to 1994, he was chairman and chief executive officer of both Pacific Northwest Cellular and General Cellular Corporation, each a predecessor of Western Wireless Corporation. From 1995 to 2001, he also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of the Cellular Telecommunications Industry Association serving two terms from 1998 to 1999 and from 2000 to 2001. He holds a Bachelor of Arts in Political Science from Whitman College and received his MBA from Harvard Business School.

Kevin WESTLEY, aged 61, has been Independent Non-executive Director of the Company since 2004. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Mr Westley assumed the position of non-executive chairman in late 2007 of Interpharma Investments Limited, the holding company for a group of companies engaged in the distribution of pharmaceutical products within the Asian region. He was previously non-executive director of this company. He is a member of the Committee on Real Estate Investment Trusts and the Share Registrars Disciplinary Committee. Mr. Westley is former chairman of the Takeovers and Mergers Panel of Hong Kong and former deputy chairman of Ocean Park Corporation. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. He holds a Bachelor of Arts (Honours) degree in History and is a Fellow member of the Institute of Chartered Accountants in England and Wales.

14  Hutchison Telecommunications International Limited    2009 Annual Report

The Board and Management

WOO Chiu Man, Cliff, aged 56, was appointed as Alternate Director to Mr Christopher John Foll, Executive Director and Chief Financial Officer of the Company, on 20 August 2008. Prior to that he was Alternate Director to Mr Tim Lincoln Pennington, former Executive Director and Chief Financial Officer of the Company. Mr Woo joined the Company as Chief Technology Officer in September 2004 and was previously Executive Director of the Company. Prior to joining the Company, Mr Woo had been deputy managing director and wireless network director of Hutchison Telecommunications (Hong Kong) Limited since 2000, a company which Mr Woo joined in 1998. He holds a Bachelor degree in Electronics and a Diploma in Management for Executive Development. He is a Chartered Engineer and is also a Member of The Institution of Engineering and Technology and The Hong Kong Institution of Engineers.

Changes in Information of Directors

Pursuant to Rule 13.51(B) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the changes in information of directors of the Company since the date of the 2009 Interim Report are set out below:

Name of Director	Details of Changes
Fok Kin-ning, Canning	Resigned as chairman and a director of Partner Communications Company Ltd.[1] on 28 October 2009
Chow Woo Mo Fong, Susan	Resigned as a director of Partner Communications Company Ltd.[1] on 28 October 2009
Frank John Sixt	Resigned as a director of Partner Communications Company Ltd.[1] on 28 October 2009
Lui Dennis Pok Man	Resigned as a director of Partner Communications Company Ltd.[1] on 28 October 2009
Total emoluments decreased by HK$10.67 million to HK$15.38 million compared to 2008
Christopher John Foll	Total emoluments increased by HK$6.3 million to HK$8.18 million compared to 2008 [2]
Chan Ting Yu	Resigned as a director of Partner Communications Company Ltd.[1] on 28 October 2009
Total emoluments decreased by HK$3.72 million to HK$6.71 million compared to 2008
Kwan Kai Cheong	Became a Fellow of the Hong Kong Institute of Certified Public Accountants

Notes:

1.	A company listed on NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.
2.	Mr Christopher John Foll was appointed as Director of the Company on 20 August 2008 and the emoluments paid to him in 2008 was for the period from 20 August 2008 to 31 December 2008.

Hutchison Telecommunications International Limited    2009 Annual Report  15

  Operations Review

Mobile customers over 8.5million

The Group’s Indonesia operation HCPT is one of the youngest and most enterprising mobile operators in Indonesia.

During 2009, HCPT continued to make solid progress in network expansion, distribution and development of an innovative portfolio of products and services in an intensely competitive market.

Accelerated network expansion

HCPT takes pride in being the first and only mobile operator in Indonesia to have rolled out service throughout the four largest islands of the country in less than three years since launch.

During the year, we added approximately 2,400 on-air base stations, making a total of over 8,700 that cover 76% of the total population. HCPT now serves Bali, Lombok, Sumatra, Kalimantan, Sulawesi and Java, with network coverage widened to Manado in North Sulawesi on the east side of the country during the third quarter of 2009.

The operation continues to benefit from being one of the first operators to implement a tower leasing and site sharing strategy in Indonesia, which has enabled HCPT to expand its network footprint speedily and at the same time focus the business on customer growth via innovative marketing and a strong brand image.

HCPT’s customer base grew rapidly by 89.5% year-on-year, representing over four million net additions, finishing 2009 with more than 8.5 million users.

16  Hutchison Telecommunications International Limited    2009 Annual Report

Operations Review

Œ    HCPT seeks to offer innovative and

 value- for-money services in Indonesia.

    Our Super Tri starter packs successfully

 stimulate intra-network traffic.

Ž    Customers enjoy a full array of services at our

 flagship 3Shop in Jarkata.

Quality, affordability and creativity

Providing service under the 3 brand, or Tri as it has become known locally, HCPT understands that this is a growth market in which user needs for mobile telephony revolve round simplicity and affordability. We have therefore positioned the service as a quality and value-for-money offering with innovative and affordable tariff plans.

High-profile recognition came when our “free SMS after the sixth SMS” regular SMS tariff plan was highlighted by the Indonesia World Record Museum as the cheapest tariff plan in the country. This acknowledgement highlighted the operation’s commitment to serving mass market telecommunications needs.

Differentiating itself in the market, HCPT sought to offer innovative products and services and in June, partnered with world soccer giant Manchester United to launch new programmes and services that included starter packs, vouchers and rich mobile content. A succession of creative tariff plans and marketing strategies has resulted in strong market acceptance of the 3 brand, serviced by approximately 110,000 sales outlets, which scored a total recall rate of more than 90% in a market survey at the end of 2009.

Looking into 2010, HCPT will continue to rise to the challenge in this distinctive market and gather strength by continued network rollout, focus on costs and the implementation of more innovative and imaginative marketing campaigns.

Hutchison Telecommunications International Limited    2009 Annual Report  17

    Operations Review

Mobile customers nearly 2.5 million

The Group’s Vietnam operation launched in the second quarter of 2009 its GSM services under the Vietnamobile brand.

Vietnamobile launched with near nationwide coverage across all provinces in the nation, and the operation has made very positive progress in just nine months, thanks to a commitment to a high-quality user experience, innovative marketing and an increasingly recognised brand.

Rapid network expansion

Vietnamobile began service in the main urban areas of Hanoi, Da Nang and Ho Chi Minh City, before expanding to secondary population centres and then more remote areas of the country. By the end of 2009, the operation had on air over 3,800 base stations covering 80% of the population.

The operation’s customer base surpassed the one million mark within just six months of launch and grew rapidly to approximately 2.5 million-strong by year end.

Simple and innovative service and tariff plans

Vietnamobile set out to become the most accessible GSM operator offering simple and value-for-money tariff plans in Vietnam. The young company excited the market with the country’s first-ever per-second billing from the first second offerings and the introduction of on-net and off-net calls charged at the same rate.

18  Hutchison Telecommunications International Limited    2009 Annual Report

Operations Review

Œ 	Vietnamobile launches brand awareness campaigns in Hanoi, Da Nang and Ho Chi Minh City. The Vietnamobile brand stands for quality, simplicity, innovation and youthfulness.

The importance of product and service innovation in this market is highlighted by the fact that half the population is aged under 30*, which forms an attractive, fast-growing youth market. In response to this market, Vietnamobile’s launch of the daily subscription- based Maxi Talk add-on package provides customers with unlimited daily on-net calls and won enthusiastic support, increasing registrations to approximately 120,000 every day.

Displayed in vibrant orange, our Vietnamobile brand stands for quality, simplicity, innovation and youthfulness. This energetic and progressive branding is proving a powerful differentiator for our service. The orange livery of our shops and outlets achieves a strong brand presence, and marketing campaigns and TV commercials underscore the “Go orange, go Vietnamobile” message.

Accessibility is a key focus and Vietnamobile has built a strong distribution capability via retail outlets and road shows, and ended the year with approximately 40,000 retail outlets across the nation.

Competition is expected to intensify in 2010 but as the most youthful and dynamic GSM operator, Vietnamobile is emerging as the clear choice among Vietnam’s mobile customers.

*   Source: General Statistics Office of Vietnam

Hutchison Telecommunications International Limited    2009 Annual Report  19

    Operations Review

Œ +  “RateCutter” offers attractively priced on-net and off-net calls appealing to the mass market.

The Group’s Sri Lanka operation made steady progress in another year of difficult economic conditions and intense competition.

With the end of the civil war, the operation seized first-mover advantage in the eastern and northern regions. By December 2009, it had extended coverage to Jaffna, previously made inaccessible by hostilities.

New management and improved marketing activities restored the operation’s competitive edge and led to improved performance in the second half of the year, reversing the previous trend of declining revenues during the fourth quarter.

A renewed focus on sales and distribution almost doubled the number of retail outlets from approximately 7,000 to nearly 13,000, giving significant exposure to the Hutch brand. At the same time, innovative tariff plans, such as the “Rate Cutter”, offering attractively priced on-net and off-net calls appealed to the mass market.

At the end of 2009, our Sri Lanka operation was running more than 770 base stations on-air with a population coverage of more than 60%.

We will continue to focus on stabilising the business, expanding the network, and enhancing marketing activities in 2010 to build on the progress achieved in 2009.

20  Hutchison Telecommunications International Limited    2009 Annual Report

Staff and Community

Staff

Our employees are crucial to our success. With this in mind, the Group’s human resources strategy is to attract people of the highest calibre and motivate them to excel in their careers. As of 31 December 2009, the Group employed approximately 2,200 staff contributing to its operational excellence and leadership in product and service development.

Our people hail from diverse cultural backgrounds and hold a rich mix of expertise, local market insight and experience. Hutchison Telecom’s global workforce is encouraged to explore synergies and share competencies, while opportunities are made available to facilitate exchange of best practices and collaboration on strategic planning and initiatives. This serves to widen the horizons of our people and foster a healthy spirit of internationalism.

Community

Hutchison Telecom operates as a good corporate citizen by supporting a variety of socially-responsible programmes in our markets.

Drawing on the strength and scale of our advanced networks and customer base, we were able to mount a special SMS donation campaign that encouraged our customers to respond to a fund-raising exercise when a devastating earthquake struck Indonesia in October 2009.

As a technology pioneer, we sponsor community projects that accelerate social and IT development in emerging markets, particularly among youngsters. In Vietnam, we collaborate with universities to provide scholarships plus training and employment opportunities. In other markets, we seek to narrow the digital divide and make the benefits of everyday IT more available by donating telecommunications devices to less-privileged and remotely-located areas.

We value the importance of protecting the environment and are therefore dedicated to the pursuit of sustainable development. This is evidenced by the fact that our Indonesia operation has begun switching to more environmentally friendly hydrogen fuel to generate backup power at more than 200 transceiver base stations, the largest scale of its kind in Asia.

As well as participating in social responsibility projects at company level, our staff are encouraged to organise volunteering projects that impact positively on the general welfare of the community.

Hutchison Telecommunications International Limited    2009 Annual Report  21

Management Discussion and Analysis

Overview

The following discussion should be read in conjunction with the Company’s consolidated accounts and the related notes included elsewhere in this annual report. The Group’s accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

As disclosed previously in the Company’s annual report for the year ended 31 December 2008 and interim report for the six months ended 30 June 2009, the staff of the US Securities and Exchange Commission (the “Staff”) had in August 2008 questioned the accounting treatment of the sale and leaseback of base station tower sites entered into by the Company’s Indonesia subsidiary, PT. Hutchison CP Telecommunications (“HCPT”).

HCPT entered into a Tower Transfer Agreement to sell up to 3,692 base station tower sites for a cash consideration of US$500 million (HK$3,882 million), with completion in tranches over a two-year period commencing on 18 March 2008. Concurrent with completion of the first tranche, HCPT entered into a Master Lease Agreement to lease back a portion of the capacity on the base station tower sites as further described in Note 9(a) to the accounts. The Company reviewed the substance of this transaction in accordance with IFRS and determined, with the agreement of its auditor, that this transaction satisfied the criteria for recognition as an operating lease. Accordingly, the Company reflected this treatment in its audited accounts for the year ended 31 December 2008, and a gain on disposal of the base station tower sites amounting to US$182.2 million (HK$1,421 million) was recognised as well as the lease expense for the period from the commencement of the lease.

The sale and leaseback transaction was first reported as a subsequent event in the Company’s annual report on Form 20-F for the year ended 31 December 2007. As part of its periodic review of the Company’s 2007 Form 20-F, the Staff queried this accounting treatment in a letter dated 28 August 2008. Since that date, the Company and its auditor have had a number of discussions with the Staff.

Although the Company continues to believe its judgment that this transaction satisfies the criteria for recognition as an operating lease is appropriate, it has not been able to agree this accounting treatment with the Staff who believe the transaction should be treated as a finance lease. In view of the judgmental aspects of this complex issue and with regard to the impending shareholders meeting to enable the shareholders of the Company to vote on the proposal for privatisation (Note 39 to the accounts) and the requirement to prepare as soon as possible a scheme document for the use of shareholders for the purpose of this shareholder meeting, the Company has decided to amend and restate the previously reported accounts for the year ended 31 December 2008 to reflect the accounting for the transaction as a finance lease in accordance with the Staff’s judgment and will be filing an amended annual report on Form 20-F for the year ended 31 December 2008. The adjustments required to the 2008 accounts include:

–	deferring and amortising the gain from the sale of the capacity leased back by the Company over the lease period in the consolidated income statement;
–	recognising the leased assets and the related finance lease obligations in the consolidated statement of financial position;
–	recognising depreciation expense on the leased assets and interest expense on the lease payments as finance lease charges.

The gain attributable to the portion of the capacity of the base station tower sites sold under the Tower Transfer Agreement that has not been leased back by HCPT, amounting to US$54.6 million (HK$426 million), continues to be recognised in the income statement in 2008.

22	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

The Group undertook a number of transactions since the beginning of 2009 that affected its results for the year or will affect its results going forward. These include:

¡

On 7 May 2009, the Company completed the payment of an interim dividend which was satisfied by way of distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”). The shares of HTHKH were listed on the Main Board of the Stock Exchange of Hong Kong Limited on 8 May 2009.

¡

On 12 August 2009, the Group entered into an agreement to sell to Scailex Corporation Ltd., our entire indirect interest in Partner Communications Company Ltd. (“Partner Communications”), the operating company for the Group’s Israel operation, for a total consideration of NIS5,294.4 million (approximately HK$10,620 million). The Group recorded a gain on disposal of approximately US$812 million (approximately HK$6,333 million) from the transaction, which was completed on 28 October 2009.

¡

On 8 January 2010, Hutchison Telecommunications Holdings Limited (the “Offeror”), an indirect wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”), requested the Board of Directors of the Company to put forward a proposal to privatise the Company by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands (the “Proposal[1]”).

Basis of Preparation of Accounts

The Company’s consolidated accounts were prepared in accordance with IFRS. The Company’s subsidiaries are grouped into the following four segments for financial reporting purposes, based on their geographic area of operation and principal business line:

¡	Thailand

¡	Indonesia

¡	Vietnam

¡	Others

The results of the Group’s entire indirect interest of the operations of subsidiaries spun off and disposed of during the year are included in the Company’s consolidated accounts up to the effective dates of their spin-off or disposal.

As a result of the distribution of HTHKH shares on 7 May 2009 and the sale of the Group’s entire indirect interest in Partner Communications on 28 October 2009, the results pertaining to the Hong Kong, Macau and Israel operations have been presented in the Company’s consolidated accounts as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. In accordance with this presentation, the results of discontinued operations are excluded from the totals used in the discussion of operating results as at and for the years ended 31 December 2008 and 2009.

“Others” is comprised of the Group’s operations in Sri Lanka, Ghana and operation of the Group’s corporate office. The operating results of the Group’s Ghana operation were recorded in the Group’s consolidated accounts up to the completion of the sale of its indirect interest on 11 July 2008 in this operation.

Note 1:

For further details of the Proposal and proposed timetable for despatch of the scheme document, please see the joint announcement of the Offeror, HWL and the Company dated 8 January 2010, the announcement of the Company dated 15 January 2010 and the joint announcement of the Offeror, HWL and the Company dated 28 January 2010 which were posted on the Company’s website on 8 January 2010, 15 January 2010 and 28 January 2010 respectively and filed with the US Securities and Exchange Commission under Form 6-K on 8 January 2010, 15 January 2010 and 28 January 2010 respectively.

Hutchison Telecommunications International Limited 2009 Annual Report	23

Management Discussion and Analysis

Results of Operations

The following table presents, for the years indicated, the major line items in the Group’s consolidated income statement, including such amounts expressed as a percentage of its total turnover:

	Year ended 31 December
	2008		2009
	(Restated)
	HK$ millions, except percentages
Consolidated income statement
		%		%
Continuing operations:
Turnover	1,808	100.0	1,856	100.0
Staff costs	(390)	(21.6)	(340)	(18.3)
Depreciation and amortisation	(675)	(37.3)	(708)	(38.2)
Other operating expenses	(3,050)	(168.7)	(3,300)	(177.8)
	(2,307)	(127.6)	(2,492)	(134.3)
Profit on disposal of investments and others, net	1,494	82.6	423	22.8
Operating loss	(813)	(45.0)	(2,069)	(111.5)
Interest income	898	49.7	15	0.8
Interest and other finance costs	(734)	(40.6)	(653)	(35.2)
Loss before taxation	(649)	(35.9)	(2,707)	(145.9)
Taxation	(79)	(4.4)	(29)	(1.5)
Loss for the year from continuing operations	(728)	(40.3)	(2,736)	(147.4)
Discontinued operations:
Profit for the year from discontinued operations	2,396	132.5	8,517	458.9
Profit for the year	1,668	92.2	5,781	311.5
Attributable to:
Equity holders of the Company:
- continuing operations	(283)	(15.7)	(2,592)	(139.6)
- discontinued operations	1,415	78.3	7,532	405.8
Profit attributable to equity holders of the Company	1,132	62.6	4,940	266.2
Minority interest:
- continuing operations	(445)	(24.6)	(144)	(7.8)
- discontinued operations	981	54.2	985	53.1
Profit attributable to minority interest	536	29.6	841	45.3
Profit for the year	1,668	92.2	5,781	311.5

24	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

Year ended 31 December 2009 compared with year ended 31 December 2008

Group results

Turnover

The Group’s turnover from continuing operations in 2009 was HK$1,856 million, an increase of 2.7% from HK$1,808 million in 2008.

The increase in turnover in 2009 was driven mainly from our Indonesia and Vietnam operations, partially offset by a revenue decrease in Sri Lanka and Thailand operations. Turnover from Thailand operation represented 56.3% of the Group’s total turnover and Indonesia, Vietnam and Sri Lanka accounted for 32.8%, 7.6% and 3.3%, respectively.

The Group’s customer base was approximately 12.8 million as at 31 December 2009, compared to 12.1 million at the end of 2008. The Group did not report any customers in Israel, Hong Kong or Macau at the end of 2009 due to the spin-off of the Group’s entire indirect interest in the Hong Kong and Macau operations in May 2009 and the disposal of the Group’s entire indirect interest in the Israel operation in October 2009. Excluding the customers in Israel, Hong Kong and Macau, the Group’s customer base at the end of 2008 was approximately 6.5 million. With this exclusion, on like-for-like basis the Group’s mobile telecommunications customer base grew 97.6% year-on-year, driven mainly by the 89.5% growth, or over 4.0 million net addition in the Group’s Indonesia customer base, and approximately 2.5 million customer additions to the Group’s Vietnam operation following the launch of GSM services in the second quarter of 2009.

Operating expenses

The following table presents a breakdown of the Group’s operating expenses from continuing operations for the years indicated and the percentage change from year to year:

	Year ended 31 December
	2008	2009	Change
	(Restated)
	HK$ millions	HK$ millions	%
Staff costs	390	340	(12.8)
Depreciation and amortisation	675	708	4.9
Other operating expenses	3,050	3,300	8.2
Total operating expenses	4,115	4,348	5.7

The Group’s operating expenses in 2009 increased 5.7% to HK$4,348 million compared to HK$4,115 million in 2008. The increase in operating expenses for the year was partly a result of higher operating expenses incurred from the network expansion in the Group’s Indonesia operation and the launch of GSM services in Vietnam.

Staff costs decreased 12.8% to HK$340 million in 2009 from HK$390 million in 2008. As a percentage of total turnover, staff costs decreased to 18.3% of turnover in 2009 from 21.6% in 2008. The decrease in staff costs was partly due to a 71.7% decrease in share-based compensation charges, which was due to one of the share option schemes, the 2005 grant, fully vested during 2008.

Depreciation and amortisation increased 4.9% to HK$708 million in 2009 from HK$675 million in 2008. The depreciation and amortisation expenses in 2008 included the recognition of an accelerated depreciation charge totalling HK$167 million related to non-reusable CDMA equipment and certain capitalised expenses in connection with the Group’s switch from CDMA to GSM technology in Vietnam. Excluding this one-off accelerated depreciation charge from 2008, depreciation and amortisation expenses in 2009 would have increased 39.4% from HK$508 million in 2008, primarily reflecting the capital investment in network build-out in Indonesia and Vietnam during the year.

Hutchison Telecommunications International Limited 2009 Annual Report	25

Management Discussion and Analysis

The following table presents a breakdown of the Group’s other operating expenses from continuing operations:

	Year ended 31 December
	2008	2009	Change
	(Restated)
	HK$ millions	HK$ millions	%
Cost of services provided	826	926	12.1
General administrative and distribution costs	1,287	1,685	30.9
Operating leases in respect of buildings, hire of plant, machinery and equipment	353	606	71.7
Others	584	83	(85.8)
Other operating expenses	3,050	3,300	8.2

The Group’s other operating expenses increased 8.2% to HK$3,300 million in 2009 from HK$3,050 million in 2008. The main component of the Group’s other operating expenses is the general administrative and distribution costs, which increased 30.9% to HK$1,685 million in 2009 from HK$1,287 million in 2008. The increase in general administrative and distribution costs was driven mainly by the business expansion in Indonesia and partly by the GSM rollout in Vietnam.

The increase in other operating expenses was also due to a 12.1% increase in cost of services provided (consisting of interconnection, roaming, international termination charges and network operating costs) to HK$926 million in 2009 from HK$826 million in 2008. The increase in cost of services provided was mainly due to the growth in the customer bases and revenues of the Group’s Indonesia and Vietnam operations.

In 2009, operating leases in respect of buildings, hire of plant, machinery and equipment increased 71.7% to HK$606 million, compared to HK$353 million in 2008, largely as a result of the increased number of base station tower facilities in Indonesia that were leased from other operators or tower companies.

Others decreased to HK$83 million in 2009 from HK$584 million in 2008, primarily due to the record of a foreign exchange gain that arose from the translation of the foreign currency monetary assets and liabilities while in 2008 a foreign exchange loss was recorded.

Profit on disposal of investments and others, net

The Group’s profit on disposal of investments and others, net decreased to HK$423 million in 2009 from HK$1,494 million in 2008. The decrease was primarily a result of the lower profits recorded in the Group’s Indonesia operation:

¡	a profit on the sale of base station tower sites of HK$268 million in 2009 compared to HK$465 million in 2008; and
¡	a profit of HK$155 million in 2009, mainly in relation to compensations received from network suppliers in the form of credit vouchers in 2009, compared to HK$731 million in 2008.

In addition, a net profit of HK$298 million on disposal of the Group’s indirect interest in Ghana operation was recognised in 2008.

Operating loss

The Group’s operating loss from continuing operations was HK$2,069 million in 2009 compared to HK$813 million in 2008. The increase in operating loss in 2009 was largely due to the decrease in profit on disposal of investments and others, net, offset in part by the absence of other one-off charges in 2008, including the accelerated depreciation charges in the Group’s Vietnam operation of HK$167 million and a non-cash exchange loss of HK$156 million arising from the Group’s payment of a special dividend in 2008. Excluding these items, operating loss in 2009 would have been HK$2,492 million compared to HK$1,984 million in 2008.

26	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

Interest and other finance costs, net

Interest income decreased 98.3% to HK$15 million in 2009 from HK$898 million in 2008. The decrease in interest income in 2009 was mainly due to the significant drop in cash balance as a result of the payment of a special dividend of HK$33.7 billion in December 2008. Interest and other finance costs decreased to HK$653 million in 2009 from HK$734 million in 2008. The interest and other finance costs were comprised mainly of the notional non-cash interest accretion, the interest expenses on obligations under finance leases and the finance charges which arose from the drawdown of an inter-group loan provided by an indirect subsidiary of HWL which was fully repaid in the fourth quarter of 2009.

Loss before taxation

As a result of the foregoing, the Group recorded a loss before taxation of HK$2,707 million in 2009, compared to HK$649 million in 2008.

Taxation

The Group’s taxation charge in 2009 was HK$29 million, decreased from HK$79 million in 2008, comprised of a current taxation charge of HK$30 million and a deferred taxation credit of HK$1 million.

Loss for the year from continuing operations

As a result of the foregoing, in 2009 the Group recorded a loss from continuing operations of HK$2,736 million, compared to HK$728 million in 2008.

Profit for the year from discontinued operations

In March 2009, the Group approved the payment of an interim dividend to be satisfied by way of distribution in specie of the entire share capital of HTHKH. In August 2009, the Group entered into an agreement to sell the Group’s entire indirect interest in Partner Communications in Israel. Accordingly, the results pertaining to Hong Kong, Macau and Israel operations were presented as discontinued operations in accordance with IFRS 5.

The Group’s discontinued operations contributed HK$8,517 million to its profit for 2009. This amount comprised of HK$2,184 million from operating activities up to the effective dates of the spin-off of HTHKH and sale of the entire indirect interest in Partner Communications and HK$6,333 million from the gain on sale of the entire indirect interest in Partner Communications. Profit for the year from discontinued operations in 2008 was HK$2,396 million.

Profit attributable to equity holders of the Company

Profit attributable to the equity holders of the Company in 2009 was HK$4,940 million, or earnings per share of HK$1.03, compared to HK$1,132 million, or earnings per share of HK$0.24 in 2008. The profit attributable to equity holders of the Company in 2009 consisted of a loss from continuing operations attributable to the equity holders of the Company of HK$2,592 million, or a loss per share of HK$0.53, and a profit from discontinued operations attributable to the equity holders of the Company of HK$7,532 million.

Hutchison Telecommunications International Limited 2009 Annual Report	27

Management Discussion and Analysis

Results of the Group’s operating companies

The following table presents a breakdown of turnover for the years indicated by segment and the percentage of total turnover accounted for by each segment:

	Year ended 31 December
	2008		2009
	(Restated)
	HK$ millions	%	HK$ millions	%
Thailand	1,192	65.9	1,046	56.3
Indonesia	315	17.4	608	32.8
Vietnam	18	1.0	141	7.6
Others:
Ghana	123	6.8	–	–
Sri Lanka	160	8.9	61	3.3
Total others:	283	15.7	61	3.3
Turnover	1,808	100.0	1,856	100.0

The following table presents a breakdown of operating expenses for the years indicated by segment and the percentage of total operating expenses accounted for by each segment:

	Year ended 31 December
	2008		2009
	(Restated)
	HK$ millions	%	HK$ millions	%
Thailand	1,112	27.0	968	22.3
Indonesia	1,864	45.3	2,487	57.2
Vietnam	538	13.1	574	13.2
Others:
Ghana	136	3.3	–	–
Sri Lanka	167	4.1	203	4.7
Others	298	7.2	116	2.6
Total others:	601	14.6	319	7.3
Operating expenses	4,115	100.0	4,348	100.0

28	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

The following table presents, for the years indicated, a breakdown of operating profit/(loss) by segment, profit on disposal of investments and others, net, and the percentage of total operating loss before disposal of investment and others accounted for by each segment:

	Year ended 31 December
	2008		2009
	(Restated)
	HK$ millions	%	HK$ millions	%
Thailand	80	(3.5)	78	(3.1)
Indonesia	(1,549)	67.1	(1,879)	75.4
Vietnam	(520)	22.5	(433)	17.4
Others:
Ghana	(13)	0.6	–	–
Sri Lanka	(7)	0.3	(142)	5.7
Others	(298)	13.0	(116)	4.6
Total others:	(318)	13.9	(258)	10.3
Operating loss before disposal of investments and others	(2,307)	100.0	(2,492)	100.0
Profit on disposal of investments and others, net	1,494		423
Operating loss	(813)		(2,069)

¡

Indonesia. The Group’s Indonesia operation accounted for 32.8% of the Group’s total turnover in 2009, compared to 17.4% in 2008. The Group’s Indonesia operation expanded its network size to over 8,700 on-air base stations, achieving a customer base of over 8.5 million at the end of 2009, with more than 4 million net additions during the year. As at 31 December 2009, the geographical area covered by the Group’s network in Indonesia was approximately 76% of the country’s population.

Turnover in 2009 increased to HK$608 million from HK$315 million in 2008, driven mainly by the increased customer base.

Operating expenses increased to HK$2,487 million in 2009 from HK$1,864 million in 2008.

The number of base stations on-air increased from over 6,300 at the end of 2008 to over 8,700 at the end of 2009, resulting in higher operating costs, including higher network operation and maintenance costs, increased operating lease costs due to an increase in the number of base station tower facilities that are leased from third-party operators and tower companies, increased managed service costs and frequency fee charges. In addition, the Group’s Indonesia operation also incurred higher customer acquisition and retention costs in 2009 resulting from the growth in customer base. The increase in operating expenses was offset by a foreign exchange gain arose mainly from the translation of the finance lease obligations related to the sale and leaseback of the base station tower sites, while in 2008 an exchange loss was recorded.

Depreciation and amortisation amounted to HK$579 million in 2009, compared to HK$396 million in 2008. Depreciation expenses were recognised in respect of the network and other assets and amortisation expenses were recorded in respect of the 3G licence, which has been capitalised as an intangible asset and amortised on a straight-line basis over the life of the licence.

During 2009, a total profit of HK$268 million was recognised on the base station tower sites sold to PT Profesional Telekomunikasi Indonesia (“Protelindo”), of which HK$177 million was related to the 969 base station tower sites sold in 2009 and HK$91 million was the amortised deferred gain. In 2008, a profit of HK$465 million was recognised from the sale of 2,248 base station tower sites to Protelindo of which HK$426 million was recognised in the income statement upon completion of the sale and HK$39 million represented the amortised deferred gain. During 2009, the Group also recognised a gain of HK$155 million as other income mainly relating to the compensations received by the Group’s Indonesia operation from network suppliers in the form of credit vouchers compared to an other income of HK$731 million of the same nature in 2008.

Hutchison Telecommunications International Limited 2009 Annual Report	29

Management Discussion and Analysis

As a result of the factors discussed above, operating loss after the profit on disposal of investments and others, net was HK$1,456 million in 2009 compared to HK$353 million in 2008. Excluding the profit on disposal of investments and others, net, the Group’s Indonesia operation would have reported an operating loss of HK$1,879 million compared to HK$1,549 million in 2008 on a like-for-like basis.

¡

Vietnam. The Group has launched its GSM services in Vietnam in the second quarter of 2009, under the new brand name “Vietnamobile”, and recorded turnover of HK$141 million for the year. The Group’s customer base in Vietnam was approximately 2.5 million at the end of 2009, almost entirely in the prepaid segment. The Group’s business in Vietnam is still in the initial expansion stage, where it is working to expand the service coverage and increase penetration to the market. The Group’s Vietnam operation accounted for 7.6% of the Group’s total revenue.

With the launch of the GSM services, operating expenses increased to HK$574 million in 2009 compared to HK$538 million in 2008, driven mainly by the increase in network operating costs and foreign exchange losses arose from the translation of the monetary assets and liabilities either on the settlement date or at year end, offset by lower depreciation and amortisation charge compared to prior year. In 2008 an accelerated deprecation of HK$167 million was recognised in respect of some non-reusable CDMA equipment and capitalised expenses.

Operating loss from the Group’s Vietnam operation was HK$433 million in 2009 compared to HK$520 million in 2008, mainly as a result of the increase in revenue and the absence of the accelerated depreciation recognised, although higher operating expenses were incurred in 2009.

¡

Thailand. The Group’s Thailand operation accounted for 56.3% of total turnover in 2009, compared with 65.9% in 2008. Turnover in the Group’s Thailand operation decreased to HK$1,046 million in 2009 from HK$1,192 million in 2008. The decrease in turnover was mainly driven by a reduced customer base as well as the impact of economic environment. The unfavourable foreign exchange movement of the Thai Baht against the Hong Kong Dollar also accounted for 3.0% of the decline.

Operating expenses decreased 12.9% to HK$968 million in 2009 from HK$1,112 million in 2008, primarily due to the decrease in variable airtime costs and acquisition costs as a result of the lower revenue and gross customer additions compared to prior year.

The operating profit from the Group’s Thailand operation was HK$78 million in 2009, compared to HK$80 million in 2008.

¡	Other Operations

Sri Lanka. Turnover decreased 61.9% to HK$61 million in 2009 from HK$160 million in 2008. The decrease in turnover was due to a 12.2% decrease in the customer base to 779,000 from 887,000 at the end of 2008 as well as the ongoing tariff and usage decreases in light of severe competition and the macro environment.

The Group’s Sri Lanka operation recorded operating expenses of HK$203 million in 2009, a 21.6% increase from HK$167 million in 2008. The increase in operating costs was primarily a result of increased network operation and maintenance costs for additional base stations acquired during the year. The number of base stations on-air at the end of 2009 was over 770, increased 27.7% from 2008.

As a result of the factors discussed above, the Group’s Sri Lanka operation incurred an operating loss of HK$142 million in 2009, compared to HK$7 million in 2008.

Others. Operating loss from other operations decreased to HK$116 million in 2009 from HK$298 million in 2008, primarily due to a one-off realised exchange loss recorded in prior year relating to the special dividend payment in December 2008.

30	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

Liquidity and Capital Resources

Requirements

The Group’s liquidity and capital requirements relate principally to the following:

¡	capital expenditures for the build-out and expansion of networks in the markets where the Group operates, including purchases of fixed assets;

¡	costs and expenses relating to the operation of the businesses, including ongoing costs related to network operations, sales and distribution expenses and customer services;

¡	payments of the principal and interest on debt and dividends; and

¡	costs associated with the Group’s expansion of operations into any new markets in which the Group may decide to invest.

Capital expenditures

The Group’s total capital expenditures, solely for fixed assets, were HK$3,662 million in 2009 compared to HK$3,509 million in 2008, represented an increase of 4.4%. The following table sets forth the Group’s capital expenditures by segment for the years indicated:

	Capital expenditures on fixed assets Year ended 31 December
	2008	2009
	(Restated)
	HK$ millions	HK$ millions
Thailand	34	31
Indonesia	3,030	2,864
Vietnam	259	646
Others:
Sri Lanka	182	121
Others	4	–
Total others:	186	121
Total	3,509	3,662

Capital expenditures in Indonesia decreased to HK$2,864 million in 2009 from HK$3,030 million in 2008. The continued capital expenditures in Indonesia reflected primarily the investment in the network rollout and information technology platform to support the business growth. Capital expenditures in Vietnam increased to HK$646 million in 2009 from HK$259 million in 2008, mainly attributable to the GSM network rollout.

Hutchison Telecommunications International Limited 2009 Annual Report	31

Management Discussion and Analysis

Cash balances and outstanding debt

The Group’s net cash balance was HK$5,402 million as at 31 December 2009, comprising cash and cash equivalents of HK$4,203 million, restricted cash of HK$1,372 million, available-for-sale financial assets of HK$2,114 million and borrowings of HK$2,287 million. The following table presents a breakdown by segment of cash and cash equivalents, restricted cash, available-for sale financial assets and total debts as at 31 December 2009:

			As at 31 December 2009
	Total debts HK$ millions	Cash and cash equivalents HK$ millions	Restricted cash HK$ millions	Available-for-sale financial assets HK$ millions	Net cash/(debt) HK$ millions

Thailand	(371)	12	—	—	(359)
Indonesia	(1,916)	55	—	—	(1,861)
Vietnam	—	36	—	—	36
Others	—	4,100	1,372	2,114	7,586

Total	(2,287)	4,203	1,372	2,114	5,402

The Group’s cash and cash equivalents were denominated as a percentage of its total cash and cash equivalents at 31 December 2009 as follows:

HK$	IDR	THB	USD	Others	Total

0.2%	1.2%	0.3%	98.0%	0.3%	100.0%

The Group deposits its cash with banks having a minimum credit rating of AA-/Aa3, unless the Group’s Board of Directors has specially authorised deposits in a lower-rated bank, principally in short duration money market deposits, primarily in US Dollars. Risk on these deposits is managed under concentration limits that take account of banks’ current short and medium term credit-rating profile.

Restricted cash represented a bank deposit escrowed at the request of the Israeli tax office. The release of the cash is subject to the finalisation of the discussions of the potential tax exposure in Israel between an indirect wholly-owned subsidiary of the Company and the Israeli tax office.

During 2009, the Group received secured notes in aggregate principal amount of US$300 million (approximately HK$2,325 million) as part of the consideration for its disposal of the entire indirect interest in Partner Communications. These notes are unlisted but tradable and carry a fixed interest rate of 2.027% per annum and have a final maturity on 27 April 2014. These notes are secured by 17,142,858 ordinary shares of Partner Communications. As at 31 December 2009, the fair value of these notes was US$271 million (approximately HK$2,114 million) and none of these notes were past due or impaired. The notes are carried at fair values calculated based on cash flows discounted at a market interest rate of 4.60% per annum.

As at 31 December 2009, the Group’s total gross debt was HK$2,287 million, compared to HK$12,086 million in 2008. As at 31 December 2009 and 2008, the ratio of the Group’s total gross debt to total assets was 9.8% and 27.1%, respectively. The ratio of the Group’s total debt to total assets decreased primarily as a result of the decreased closing gross debt balances and increased cash and cash equivalents, restricted cash and available-for-sale financial assets balances after the Group’s spin-off of HTHKH and the sale of the entire indirect interest in Partner Communications during 2009, as well as the full repayment of an outstanding debt under the vendor finance facility by the Group’s Indonesia operation during the first half of 2009.

As at 31 December 2009, 20.6%, or HK$470 million, of the Group’s total borrowings were repayable within one year, primarily at the Group’s Thailand operation. As at 31 December 2008, 63.3% of the Group’s total borrowings, or HK$7,652 million, were repayable within one year.

The Group expects to meet its current and future financing needs primarily through cash flow from its operating activities, borrowings by its subsidiaries from banks based on guarantees and/or pledges provided by the Company and borrowings from members of the Hutchison Whampoa group (the “HWL group”).

32	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

The Group’s outstanding bank loans and other interest-bearing third-party borrowings

The following table presents information regarding the Group’s outstanding bank loans and other interest-bearing third-party borrowings as at 31 December 2009 by segment:

Segment	Fixed/ floating interest rate	Maturity	Currency	Committed facility HK$ millions		Current portion HK$ millions	Non-current portion HK$ millions	Total HK$ millions
Thailand	Floating	Feb 10 –Mar 10	THB	467		351	—	351
	Floating	Mar 10	USD	24		20	—	20

Indonesia	Fixed	Oct 21	USD	1,697	(1)	82	1,615	1,697
	Fixed	Nov 23	USD	219	(1)	17	202	219
Total				2,407		470	1,817	2,287

Note:

(1)	Includes finance lease obligations as at 31 December 2009.

The following tables present the Group’s outstanding bank loans and other interest-bearing third-party borrowings by segment, as well as information regarding maturities and interest expenses, for the years ended 31 December 2008 and 2009 in respect of such debt:

	As at and for the year end 31 December 2008
	Current portion HK$ millions	Non-current portion (Restated) HK$ millions	Total borrowings (Restated) HK$ millions	Interest expenses (Restated) HK$ millions
Thailand	339	19	358	18
Indonesia	948	1,086	2,034	167
Others	—	—	—	2
Total for continuing operations	1,287	1,105	2,392	187
Discontinued operations	6,365	3,329	9,694	520
Total	7,652	4,434	12,086	707

Hutchison Telecommunications International Limited 2009 Annual Report	33

Management Discussion and Analysis

	As at and for the year end 31 December 2009
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Thailand	371	—	371	9
Indonesia	99	1,817	1,916	233
Total for continuing operations	470	1,817	2,287	242
Discontinued operations	—	—	—	247
Total	470	1,817	2,287	489

As at 31 December 2009, HK$20 million of such borrowings, compared to HK$69 million as at 31 December 2008 were guaranteed by members of the HWL group. These borrowings were in respect of the Group’s Thailand operation. Under the terms of a credit support agreement between the Company and the HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to the HWL group for the year ended 31 December 2009 in respect of these borrowings was HK$2 million, compared to HK$10 million in 2008.

As at 31 December 2009, no fixed assets or current assets of the Group were used as collateral for the Group’s borrowings from banks or third party. As at 31 December 2008, the fixed assets and current assets that were used as collateral for such borrowings had a carrying value of HK$1,131 million and HK$14 million respectively. As at 31 December 2009, the Group had total current borrowings of HK$470 million and total non-current borrowings of HK$1,817 million, compared to HK$7,652 million and HK$4,434 million, respectively, as at 31 December 2008. None of the Group’s current borrowings and non-current borrowings were secured in 2009, compared to HK$948 million of the Group’s current borrowings were secured as at 31 December 2008.

The Group’s borrowings from the HWL group

In 2008, the Group was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL at a floating interest rate of LIBOR + 2.45% per annum and a final maturity date of 15 November 2011. The facility is secured by the assets, rights and business and the issued share capital of the Company and/or certain of its subsidiaries and is guaranteed by the Company and certain of its subsidiaries. In 2009, this facility was amended and restated, pursuant to which the indirect subsidiary of HWL agreed to make available to the Group a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872 million) in two tranches at a floating rate of LIBOR + 2.45% per annum and a final maturity date of 15 November 2011. As at 31 December 2009, the facility amount available to the Group pertaining to the revolving credit facility was US$1,340 million (approximately HK$10,452 million) and there was no outstanding loan balance due to the HWL indirect subsidiary.

Capital resources

As at 31 December 2009, the Group had net current assets of HK$3,205 million compared to net current liabilities of HK$8,036 million as at 31 December 2008. The change to a net current asset position in 2009 from a net current liability position in 2008 was primarily attributable to a decrease in current borrowings of HK$7,182 million and an increase in cash and cash equivalents, restricted cash and available-for-sale financial assets totalling of HK$5,164 million, primarily as a result of the Group’s spin-off of HTHKH and the sale of the entire indirect interest in Partner Communications during 2009 as described above, as well as the full repayment of an outstanding debt under the vendor finance facility by the Group’s Indonesia operation during the first half of 2009.

34	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

The following table sets out the Group’s major cash inflows/(outflows):

	For the year ended 31 December
	2008 (Restated) HK$ millions	2009 HK$ millions

Cash flows from operating activities
Continuing operations:
Loss before taxation	(649)	(2,707)
Adjustments for:
– Interest and other finance costs, net	(164)	638
– Non–cash items	762	720
– Profit on disposal of investments and others, net	(1,494)	(423)
– Changes in working capital	1,643	(1,778)

Net cash generated from/(used in) continuing operations	98	(3,550)
Interest and other finance costs, net, and taxes paid	842	(173)

Net cash generated from/(used in) operating activities of continuing operations	940	(3,723)

Discontinued operations:
Cash generated from discontinued operations	7,200	4,407
Interest and other finance costs, net, and taxes paid	(1,488)	(1,039)

Net cash generated from operating activities of discontinued operations	5,712	3,368

Net cash generated from/(used in) operating activities	6,652	(355)

Cash flows from investing activities
Continuing operations:
Net purchases and disposals of fixed assets	(2,709)	(918)
Advance payments for network rollout, included in other receivables and prepayments	(1,035)	(1,407)
Acquisition of additional equity interest in a subsidiary	—	(468)
Upfront and fixed periodic payments for telecommunications licences	(467)	(350)
Proceeds from disposal of subsidiaries, net of cash disposed of	578	—
Proceeds from disposal of base station tower sites	887	380
Proceeds from disposal of assets held for sales	—	111

Net cash used in investing activities of continuing operations	(2,746)	(2,652)

Discontinued operations:
Cash used in investing activities	(4,272)	(1,995)
Cash and cash equivalents of subsidiaries disposed of via distribution in specie	—	(217)
Proceeds from disposal of subsidiaries, net of cash disposed of	—	8,560

Net cash (used in)/generated from investing activities of discontinued operations	(4,272)	6,348

Net cash (used in)/generated from investing activities	(7,018)	3,696

Cash flows from financing activities
Continuing operations:
Net increase/(decrease) in borrowings	342	(474)
Upfront fee on and net movement in loan from a related company	—	(39)
Settlement and rollover of derivatives	(79)	(1)
Net cash flows from minority shareholders	6	2
Dividend paid to the Company’s shareholders	(33,700)	—
Proceeds from exercise of share options of the Company	64	—

Net cash used in financing activities of continuing operations	(33,367)	(512)

Discontinued operations:
Net cash used in financing activities of discontinued operations	(288)	(1,162)

Net cash used in financing activities	(33,655)	(1,674)

(Decrease)/Increase in cash and cash equivalents	(34,021)	1,667

Hutchison Telecommunications International Limited 2009 Annual Report	35

Management Discussion and Analysis

The Group’s net cash used in operating activities in 2009 was HK$355 million, compared to HK$6,652 million generated in 2008. In 2009, the Group’s net cash used in operating activities of continuing operations was HK$3,723 million, and the Group’s net cash generated from operating activities of discontinued operations was HK$3,368 million. In 2008, the Group’s net cash generated from operating activities of continuing operations and discontinued operations were of HK$940 million and HK$5,712 million, respectively.

The Group’s net cash used in operating activities of continuing operations was HK$3,723 million in 2009, compared to HK$940 million generated in 2008. In 2009, the Group’s cash used in continuing operations was primarily as a result of its loss before taxation of HK$2,707 million, working capital outflow of HK$1,778 million which was primarily contributed from the deposit escrowed at the request of the Israeli tax office pending the finalisation of the discussions with them the potential tax exposure in Israel in relation to the sale of the entire indirect interest in Partner Communications, and positively adjusted by non-cash and other items of HK$935 million, which resulted in cash used in continuing operations of HK$3,550 million. This amount was reduced by the Group’s net interest and other finance costs and taxes paid of HK$173 million. In 2008, the Group’s cash generated from continuing operations was primarily a result of its loss before taxation of HK$649 million, working capital inflow of HK$1,643 million which comprised mainly the increase in payables to related companies, offset by non-cash and other items of HK$896 million, including primarily compensations received by the Group’s Indonesia operation from its network suppliers in the form of credit vouchers, a profit on disposal of base station tower sites of the Group’s Indonesia operation and offset in part by depreciation and amortisation charges, which resulted in cash generated from continuing operations of HK$98 million. This amount was positively adjusted by the Group’s net interest and other finance costs and taxes paid of HK$842 million.

Net cash generated from operating activities of discontinued operations was HK$3,368 million in 2009, compared to HK$5,712 million in 2008. The Group’s net cash generated from operating activities of discontinued operations in 2009 was a result of cash generated from discontinued operations of HK$4,407 million, offset by net interest and other finance costs and taxes paid of HK$1,039 million. In 2008, the Group’s net cash generated from operating activities of discontinued operations was a result of cash generated from discontinued operations of HK$7,200 million, offset by net interest and other finance costs and taxes paid of HK$1,488 million.

The Group’s net cash generated from investing activities was HK$3,696 million in 2009, compared with net cash used in investing activities of HK$7,018 million in 2008. In 2009, cash inflow from investing activities consisted mainly of the proceeds of HK$8,560 million from the sale of the entire indirect interest in Partner Communications, which was offset in part by factors including cash used in investing activities of discontinued operations of HK$1,995 million and cash used in investing activities of continuing operations of HK$2,652 million. Cash outflow from investing activities in 2008 related primarily to the cash used in investing activities of discontinued operations of HK$4,272 million, net purchases and disposals of fixed assets of HK$2,709 million, offset in part by proceeds from the disposal of base station tower sites in the Group’s Indonesia operation of approximately HK$887 million.

The Group’s net cash used in financing activities in 2009 was HK$1,674 million, compared with net cash used in financing activities of HK$33,655 million in 2008. The cash outflow from financing activities in 2009 was mainly attributable to the full repayment of the vendor finance facility of Indonesia operation during the first half of 2009, while the cash outflow in 2008 was primarily due to the Group’s payment of a special dividend of HK$33,700 million.

The increase in the Group’s cash and cash equivalents in 2009 was HK$1,667 million, compared to a decrease in cash and cash equivalents of HK$34,021 million in 2008.

36	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

Contractual Obligations

The following table sets forth selected information regarding the Group’s contractual obligations to make future payments as at 31 December 2009:

		Payments due within
HK$ millions	Total	1 year	1-3 years	3-5 years	After 5 years

Purchase obligations	8,795	5,561	3,234	—	—
Operating lease obligations	4,039	600	877	759	1,803
Borrowings	2,287	470	583	444	790
Licence fees liabilities	1,913	389	689	625	210

Total contractual obligations	17,034	7,020	5,383	1,828	2,803

The Group’s purchase obligations primarily relate to obligations to acquire fixed assets, pursuant mainly to network supply agreements. As at 31 December 2009, 98% of the Group’s purchase obligations related to the acquisition of fixed assets for the Group’s Indonesia and Vietnam operations for the rollout of the networks in those countries.

Operating lease obligations relate to the leases on land and buildings and other assets, of which 84% represented obligations to rent base station tower facilities from certain telecommunication operators and tower companies by the Group’s Indonesia operation as at 31 December 2009.

Borrowings represent the Group’s total gross debt as at 31 December 2009. See “— Liquidity and Capital Resources — Cash balances and outstanding debt.”

Licence fee liabilities relate primarily to the Group’s Indonesia and Thailand operations. In Indonesia, the 3G licence, which has been capitalised as an intangible asset, is amortised on a straight-line basis over the life of the licence. In Thailand, the minimum guaranteed revenue share payable to CAT Telecom Public Company Limited has been capitalised and amortised on a straight-line basis.

Off-balance Sheet Arrangements

In addition to the contractual obligations discussed above, the Group had certain other commitments that could require it to make payments in the future. These commitments are not included in the Group’s consolidated statement of financial position.

As at 31 December 2009, the Group also had contingent liabilities in respect of performance guarantees of HK$6 million.

Hutchison Telecommunications International Limited 2009 Annual Report	37

Management Discussion and Analysis

Market Risk Hedging and Derivatives

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong Dollar. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts as well as forward foreign exchange contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for speculative purposes.

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with the borrowings and accounts payable. During the year, the Group places deposits with banks denominated in various currencies for the purpose of working capital management. Foreign exchange risk arises from future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

For overseas subsidiaries and associates and other investments, which consist of non-Hong Kong Dollar and non-US Dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and may instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist.

During the year, the Hong Kong Dollar strengthened against the currencies of certain countries where the Group has operations in. This gave rise to an exchange gain of HK$586 million (compared with a loss of HK$255 million in 2008) on translation of these overseas operations’ net assets to the Group’s Hong Kong Dollar reporting currency, which was reflected as a movement in the Group’s reserves.

38	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

(ii)	Interest rate exposure

The Group’s main interest rate exposures relate to its borrowings, investments of surplus funds and secured notes classified as available-for-sale financial assets which bear interest at floating rates. The Group manages its interest rate exposure of borrowings with a focus on reducing the Group’s overall cost of debt and exposure to changes in interest rates. When considered appropriate, the Group uses interest rate swaps to manage its long-term interest rate exposure and exposure to short-term interest rate volatility.

The following table summarises the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of the Group’s current and non-current liabilities as at 31 December 2009 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third party borrowings:

	31 December 2009
	Maturities					31 December 2009
	2010	2011	2012	2013	Thereafter	Total	Fair Value
		(HK$ in millions except rates)
Currency:
Thai Baht:
Variable rate	351	—	—	—	—	351	351
Average weighted rate (1)	2.38%	—	—	—	—	2.38%	2.38%
Sub-total	351	—	—	—	—	351	351
US Dollars:
Fixed rate	99	312	271	237	997	1,916	1,916
Average weighted rate (1)	13.37%	13.91%	13.88%	13.84%	13.58%	13.70%	13.70%
Variable rate	20	—	—	—	—	20	20
Average weighted rate (1)	1.57%	—	—	—	—	1.57%	1.57%
Sub-total	119	312	271	237	997	1,936	1,936
Total	470	312	271	237	997	2,287	2,287

Note:

(1)	Weighted average rates of the portfolio at the year end.

Critical Accounting Policies

The preparation of accounts often requires the selection of specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in the Group’s consolidated statement of financial position, the turnover and expenses in the Group’s consolidated income statement and the information that is contained in the significant accounting policies and notes to the Group’s accounts. The Group’s management continually evaluates its estimates and judgments based on historical experience and other factors, including expectations of future events, that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The Group believes that the following are some of the more critical judgment areas in the application of the Group’s accounting policies under IFRS that affect the Group’s reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see Note 2 to the Group’s accounts.

Hutchison Telecommunications International Limited 2009 Annual Report	39

Management Discussion and Analysis

Long-lived Assets

The Group has substantial investments in tangible and intangible long-lived assets, primarily the Group’s mobile telecommunications network equipment and licences. Changes in technology or changes in the Group’s intended use of these assets may cause the estimated period of use or value of these assets to change.

Assets that have an indefinite useful life are not subject to amortisation, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Group continually monitors the Group’s businesses, markets and business environments and makes judgments and assessments about whether such an event has occurred. An impairment loss is recognised with respect to an asset to the extent that the carrying amount of that asset cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. Such an impairment charge is recognised in the Group’s consolidated income statement.

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. In performing the impairment assessment, the Group also considers the impact of current economic environment on the Group’s operation.

Goodwill

Under IFRS, goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or jointly-controlled entity at the date of acquisition. Goodwill on acquisition is reported in the Group’s consolidated statement of financial position as a separate asset or, as applicable, included within investment in associate and jointly controlled entity. Goodwill is tested annually for impairment and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The Group allocates goodwill to each operating segment in each country in which the Group operates.

Deferred Taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the Group’s accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

The Group has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forward.

Income Taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination was made.

40	Hutchison Telecommunications International Limited 2009 Annual Report

Management Discussion and Analysis

Depreciation of Fixed Assets

The Group’s business is capital intensive. Depreciation of operating assets constitutes a substantial operating cost for the Group. The cost of the Group’s fixed assets, principally telecommunications and network equipment, is charged to depreciation expense over their estimated useful lives. The Group depreciates the Group’s telecommunications and network equipment using the straight-line method over their estimated useful lives. The Group periodically reviews changes in the Group’s technology and industry conditions, asset retirement activity and salvage values to determine adjustments to estimated remaining useful lives and depreciation rates.

Actual economic lives may differ from the Group’s estimated useful lives. Periodic reviews could result in a change in the Group’s depreciable lives and therefore the Group’s depreciation expense in future years.

Amortisation of Telecommunications Spectrum Licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time, through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

Amortisation of Telecommunications Customer Acquisition and Retention Costs

Costs to acquire or retain telecommunications customers, which are primarily postpaid 3G customers, pursuant to a contract with early termination penalties are capitalised if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the customers to us; and (3) such costs can be measured reliably. Subsidies on handset sales, which are calculated by deducting the customers’ payment towards the handset from the cost of the handset, are included in the customer acquisition and retention costs. Capitalised customer acquisition and retention costs are amortised over the minimum enforceable contractual period, which is generally a period of 18 to 24 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns. Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

Revenue Recognition

The Group’s postpaid and prepaid revenues are generated based on tariff plans. Postpaid revenues are recognised when services are rendered and collectibility is reasonably assured, and prepaid revenues are recognised when the services have been used by the prepaid customers or when the service periods have expired.

Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the end customers when they are sold on a standalone basis. When handsets are sold to end customers as part of multiple element arrangements (which typically include the sale of a handset together with fixed-term service contract), the amount received for the handset up to its fair value is accounted for as revenue from the handset sale upon delivery to the end customers. When handsets are sold to end customers for purposes of acquiring new customers or retaining existing customers, the Group subsidises the sale of handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non revenue-generating transaction and accordingly, no revenue is recognised from these types of handset sales. The subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalised as an element of customer acquisition and retention costs.

Hutchison Telecommunications International Limited 2009 Annual Report	41

Management Discussion and Analysis

Sale and Leaseback Transactions

Determining whether a lease transaction is a finance lease or an operating lease requires judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Group. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification of a transaction as a finance lease or an operating lease determines whether the leased asset is treated on-balance sheet or off-balance sheet. In sale and leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognised. It is either deferred and amortised (finance lease) or recognised immediately (operating lease).

Other Income

The Group has been granted credit vouchers by certain network suppliers for offset against future services and purchases from the suppliers. The value of the vouchers is recognised as other income. Judgment is required in determining the fair value of the vouchers and whether the credit voucher should be accounted for as income or as a purchase discount. This determination includes, but is not limited to, an assessment of the nature of the credit vouchers and their grant, the conditions attached to utilisation of the vouchers, and the separation of economic events from future purchases.

Recognition as income or as a purchase discount determines whether the credit vouchers are recognised immediately when the Group becomes entitled to the right to use them and the contractual obligations of the network supplier are waived, or they are deferred and recognised upon making purchases from the supplier and offset against the purchase invoices.

Recent Accounting Pronouncements

The following new or revised standards, amendments to standards and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2009:

IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 39 (Amendment)	Eligible Hedged Items
IFRS 3 (Revised)	Business Combinations
IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners
IFRIC Interpretation 18	Transfers of Assets from Customers
IFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transaction
IFRS (Amendments)	Improvements to IFRS 2009
IAS 32 (Amendment)	Classification of Right Issues
IFRS 1 (Revised)	First-time Adoption of IFRS
IFRS 1 (Amendment)	Additional Exemptions for First-time Adopters
IFRIC Interpretation 19	Extinguishing Financial Liabilities with Equity Instruments
IFRS 9	Financial Instruments
IFRIC Interpretation 14 (Amendments)	Prepayment of a Minimum Funding Requirement
IAS 24 (Amendment)	Related Party Disclosures

The Group did not early adopt any of these new or revised standards, amendments to standards and interpretations to existing standards. The Group is in the process of assessing the impact of these new or revised standards, amendments to standards and interpretations to existing standards on the Group’s results and financial position in the future.

42	Hutchison Telecommunications International Limited 2009 Annual Report

Directors’ Report

The Directors have pleasure in submitting to shareholders their report and statement of the audited accounts for the year ended 31 December 2009.

Principal Activities

The principal activity of the Company and its subsidiaries (the “Group”) is the provision of mobile telecommunications services and the activities of its principal subsidiaries are shown on page 147.

Group Profit

The consolidated income statement is set out on page 70 and shows the Group profit for the year ended 31 December 2009.

Dividends

On 7 May 2009, the Company completed the payment of an interim dividend which was satisfied by way of distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”). The Directors do not recommend the payment of any final dividend.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in Note 41(f) and Note 31 to the accounts on pages 146 and 130 respectively.

Charitable Donations

Donations to charitable organisations by the Group during the year amounted to approximately HK$7 million.

Fixed Assets

Particulars of the movements of fixed assets are set out in Note 21 to the accounts.

Share Capital

Details of the share capital of the Company are set out in Note 30 to the accounts.

Hutchison Telecommunications International Limited 2009 Annual Report	43

Directors’ Report

Directors

The Directors of the Company as at 31 December 2009 were:

Chairman and Non-executive Director:

Mr Fok Kin-ning, Canning

Executive Directors:

Mr Lui Dennis Pok Man

Mr Christopher John Foll

Mr Chan Ting Yu

     (also Alternate to Mr Lui Dennis Pok Man)

Non-executive Directors:

Mrs Chow Woo Mo Fong, Susan

     (also Alternate to Mr Fok Kin-ning, Canning and Mr Frank John Sixt)

Mr Frank John Sixt

Independent Non-executive Directors:

Mr Kwan Kai Cheong

Mr John W Stanton

Mr Kevin Westley

Alternate Director:

Mr Woo Chiu Man, Cliff

     (Alternate to Mr Christopher John Foll)

Mr Wong King Fai, Peter resigned as Executive Director of the Company on 8 May 2009, and Mr Ma Lai Chee, Gerald automatically ceased to act as Alternate Director to Mr Wong on 8 May 2009.

The Board expresses its gratitude to Messrs Wong King Fai, Peter and Ma Lai Chee, Gerald for their valuable contributions to the Company.

In accordance with Article 87(1) of the Company’s Articles of Association, Mrs Chow Woo Mo Fong, Susan, Messrs Chan Ting Yu and John W Stanton, will retire by rotation at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

The Company received confirmation from all the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “SEHK”). The Company considered all the Independent Non-executive Directors as independent.

The Directors’ biographical details are set out on pages 12 to 15.

Directors’ Service Contracts

None of the Directors who are being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not terminable by the Company within one year without payment of compensation, other than statutory compensation.

Interest in Contracts

No contracts of significance in relation to the businesses of the Company and its subsidiary companies to which the Company or a subsidiary company was a party in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

44	Hutchison Telecommunications International Limited 2009 Annual Report

Directors’ Report

Connected Transactions

On 3 April 2009, the Group entered into (i) a conditional loan agreement whereby Hutchison Telecommunications (Luxembourg) S.à r.l. (an indirect wholly-owned subsidiary of the Company) agreed to advance US$55 million (approximately HK$426.3 million) to Lucky Wealth Success Ltd. (“Lucky Wealth”); and (ii) a conditional agreement whereby Loudella Limited (another indirect wholly-owned subsidiary of the Company) agreed to acquire the benefits of the shareholder loans of approximately US$91.4 million (approximately HK$708.4 million) made by PT. Asia Mobile to PT. Hutchison CP Telecommunications (“HCPT”, an indirect 65%-owned subsidiary of the Company) at a consideration of US$1 (approximately HK$7.75).

Each of PT. Asia Mobile and Lucky Wealth is a connected person of the Company by virtue of being a substantial shareholder (in case of PT. Asia Mobile) and an associate of a substantial shareholder (in case of Lucky Wealth) of HCPT, a subsidiary of the Company. The transactions, on an aggregated basis, constituted connected transactions for the Company. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules with regard to the above connected transactions.

Continuing Connected Transactions

During the year ended 31 December 2009, the Group undertook the following continuing connected transactions (the “Continuing Connected Transactions”):

(1)

Pursuant to a marketing agreement dated 14 August 1996 (the “Thai Marketing Agreement”) between Hutchison CAT Wireless MultiMedia Limited (“Hutchison CAT”, a company consolidated into the Group’s financial statements as subsidiary) and CAT Telecom Public Company Limited (“CAT Telecom”), Hutchison CAT has continued to market the CDMA2000 1X network services of CAT Telecom under the Hutch brand name in 25 provinces located in central Thailand and provide after-sales services and other supplementary services relating to such sales and marketing activities on an exclusive basis, in return for a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers.

CAT Telecom is a connected person of the Company by virtue of being a substantial shareholder holding approximately 26% interest of and in Hutchison CAT. The Thai Marketing Agreement therefore constituted a continuing connected transaction for the Company under the Listing Rules.

(2)	The Group had the following funding arrangements in Thailand (the “Thai Financial Assistance”) with respect to the Company’s connected persons:

a.

Pursuant to the shareholders’ agreement dated 16 October 2000 between Hutchison Telecommunications Investment Limited (an indirect wholly-owned subsidiary of the Company), GMRP (Thailand) Limited (“GMRP”), and three other Thai minority shareholders with respect to Hutchison Wireless MultiMedia Holdings Limited (“Hutchison Wireless”), the Group has agreed to make interest-free advance to GMRP to enable GMRP to maintain a specified equity interest in Hutchison Wireless, should additional shares be issued by Hutchison Wireless. Since the repayment of previous loan in 2008, no further interest-free advance has been made by the Group.

b.

Pursuant to the shareholders’ agreement dated 16 October 2000 between Light Power Telecommunications Limited (an indirect wholly-owned subsidiary of the Company) and DPBB (Thailand) Limited (“DPBB”) with respect to PKNS (Thailand) Limited (“PKNS”), the Group has agreed to make interest–free advance to DPBB to enable DPBB to maintain a specified equity interest in PKNS, should additional shares be issued by PKNS. Since the repayment of previous loan in 2008, no further interest-free advance has been made by the Group.

Each of GMRP and DPBB is a connected person of the Company by virtue of being an associate of a director of BFKT (Thailand) Limited, an indirect non wholly-owned subsidiary of the Company. The provision of the Thai Financial Assistance by the Group therefore constituted a continuing connected transaction for the Company under the Listing Rules.

(3)

On 2 May 2008, the Group entered into renewal agreements (the “Tsing Yi Tenancy Renewal Agreements”) in respect of the Group’s offices Hutchison Telecom Tower, located at 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong (“Hutchison Telecom Tower”) for a further three-year term (“Renewed Term”) commencing from 1 May 2008 (subject to any request from the tenant for options to renew the tenancy for another period of three years on terms to be agreed) and made between Hongkong International Terminals Limited (“HIT”, an indirect non wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”)) and Dragon View Resources Limited (“Dragon View”, another indirect non

Hutchison Telecommunications International Limited 2009 Annual Report	45

Directors’ Report

wholly-owned subsidiary of HWL) as landlord and each of (a) Hutchison Telecommunications International (HK) Limited (“HTIHK”, an indirect wholly-owned subsidiary of the Company) as tenant for the lease of the whole of the 20th Floor and portion of the 18th Floor of the Hutchison Telecom Tower (the “HTIHK Premises”), with a gross floor area of approximately 20,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$6.05 per sq.ft. and (ii) management fee in the range of HK$2.1 to HK$3.0 per sq.ft. of gross floor area per month during the Renewed Term; (b) Hutchison Telecommunications (Hong Kong) Limited (“HTHK”, ceased to be a subsidiary of the Company following the spin-off of the businesses in Hong Kong and Macau on 7 May 2009 (the “Spin-off”)) as tenant for the lease of the 7th, 11th, 12th and 15th Floors, and portions of the 5th, 8th, 16th, 18th and 19th Floors of Hutchison Telecom Tower (the “HTHK Premises”) with a gross floor area of approximately 152,931 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$7.59 per sq.ft. and (ii) management fee in the range of HK$2.1 to HK$3.0 per sq.ft. of gross floor area per month during the Renewed Term; and (c) Hutchison Global Communications Limited (“HGC”, ceased to be a subsidiary of the Company following the Spin-off) as tenant for the lease of the whole of the 9th, 10th and 17th Floors and portions of the 5th, 6th, 8th, 16th, 18th and 19th Floors of Hutchison Telecom Tower (the “HGC Premises”) with a gross floor area of approximately 130,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$6.05 per sq.ft. and (ii) management fee in the range of HK$2.1 to HK$3.0 per sq.ft. of gross floor area per month during the Renewed Term.

Each of HIT and Dragon View is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The tenancy of each of the HTIHK Premises, the HTHK Premises and the HGC Premises therefore constituted a continuing connected transaction for the Company under the Listing Rules. Following the Spin-off, the tenancy of each of the HTHK Premises and the HGC Premises ceased to be a continuing connected transaction for the Company.

(4)

On 27 March 2007, conditional handset supply agreements (the “Handset Supply Agreements”) were entered into between H3G Procurement Services S.à r.l. (“H3G PS”, an indirect wholly-owned subsidiary of HWL) and each of Hutchison Telephone Company Limited (“HTCL”, ceased to be a subsidiary of the Company following the Spin-off) and Partner Communications Company Ltd. (“Partner Communications”, ceased to be an indirect non wholly-owned subsidiary of the Company following the sale of its entire stake in Partner Communications on 28 October 2009 (the “Partner Sale”)), pursuant to which each of HTCL and Partner Communications may from time to time, with effect from 1 January 2007 and for an initial period of three years, elect to purchase handsets from H3G PS for the purpose of their respective 3G business, on the terms and conditions set out in the respective Handset Supply Agreements.

H3G PS is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The sale and purchase of handsets contemplated under the Handset Supply Agreements therefore constituted continuing connected transactions for the Company under the Listing Rules. Following the Spin-off and the Partner Sale, the supply of handsets to each of HTCL and Partner Communications under the Handset Supply Agreements ceased to be continuing connected transactions for the Company.

(5)

On 17 April 2009, the Company entered into an amended and restated facility agreement (the “Facility Agreement”) with Hutchison Telecommunications Finance Company Limited (“HTFCL”) and Hutchison Facility Agents Limited (“HFAL”) (both being indirect subsidiaries of HWL), pursuant to which HTFCL agreed to make available to the Company and certain of its subsidiaries a senior secured revolving credit facility of a maximum aggregate amount of US$1,340 million (approximately HK$10,452 million) secured by assets of the Group and towards refinancing of other existing indebtedness and funding any acquisition and general corporate purposes of the Group (the “HWL Continuing Financial Assistance”), subject to the terms and conditions of the Facility Agreement.

Each of HWL, HTFCL and HFAL is a connected person of the Company by virtue of being a substantial shareholder (in case of HWL) or an associate of a substantial shareholder (in the case of HTFCL and HFAL) of the Company. The provision of the HWL Continuing Financial Assistance contemplated under the Facility Agreement constitutes a continuing connected transaction for the Company under the Listing Rules.

(6)

On 17 April 2009, the Company entered into a master agreement (the “HTHKH Master Agreement”) with HTHKH (together with its subsidiaries the “HTHKH Group”), whereby the Company will procure relevant members of the Group to provide or acquire, and HTHKH will procure relevant members of the HTHKH Group to provide or acquire, the range of products and services of the Group or of the HTHKH Group specified therein and such other products or services as may be agreed from time to time on a non-exclusive basis during the term of the HTHKH Master Agreement.

Following the Spin-off, HTHKH is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The acquisition and provision of products and services contemplated under the HTHKH Master Agreement therefore constituted continuing connected transactions for the Company under the Listing Rules.

46	Hutchison Telecommunications International Limited 2009 Annual Report

Directors’ Report

The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules with regard to the above Continuing Connected Transactions.

Annual Review of Continuing Connected Transactions

The aggregate amount for the year ended 31 December 2009 attributable to each of the Continuing Connected Transactions (together the “2009 Continuing Connected Transactions”) which are subject to annual review requirements under the Listing Rules were as follows:

2009 Continuing Connected Transactions	Aggregate amount for the year ended 31 December 2009 HK$ millions

(1) Thai Marketing Agreement:
– revenue to the Group	788

(2) Thai Financial Assistance to:
(a) GMRP	Nil
(b) DPBB	Nil

(3) Tsing Yi Tenancy Renewal Agreements	12.1

(4) Handset Supply Agreements:
(a) HTCL
– Purchase	5
– Rebate	12
(b) Partner Communications	Nil

(5) HWL Continuing Financial Assistance	Nil

(6) HTHKH Master Agreement:
– Acquisition of the products and services from the HTHKH Group	20

All the Independent Non-executive Directors of the Company have reviewed the 2009 Continuing Connected Transactions, and confirmed that they had been entered into (i) in the ordinary and usual course of the Group’s business; (ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and (iii) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Based on the work performed, the Company’s auditor has confirmed in a letter to the Board of Directors of the Company to the effect that the 2009 Continuing Connected Transactions:

(1)	have received the approval of the Board of Directors of the Company;

(2)	are in accordance with the pricing policies of the Group if such transactions involved provision of goods and services by the Group;

(3)	are entered into in accordance with the terms of the relevant agreements governing such transactions; and

(4)	do not exceed the respective cap amounts as referred to in the previous announcements.

Save as disclosed above, none of the transactions disclosed as related party transactions in Note 38 to the accounts is a connected transaction or a continuing connected transaction for the Company as defined under the Listing Rules or they are connected transactions or continuing connected transactions for the Company exempt from the reporting requirements under the Listing Rules.

Hutchison Telecommunications International Limited 2009 Annual Report	47

Directors’ Report

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2009, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, the “SFO”) which had been notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules as adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the shares, underlying shares in, and debentures of the Company

Long positions in the shares and underlying shares in the Company

				Number of underlying share held
Name of Director/ Alternate Director	Capacity	Nature of interests	Number of shares held	in American Depositary Shares	in share options	Approximate % of shareholding

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	–	–	0.025%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	–	–	0.005%

Frank John Sixt	Beneficial owner	Personal interest	–	255,000 (Note 2)	–	0.005%

Lui Dennis Pok Man	Beneficial owner	Personal interest	9,100,000	–	–	0.189%

Christopher John Foll	Beneficial owner	Personal interest	–	–	5,000,000 (Note 3)	0.104%

Chan Ting Yu	Beneficial owner	Personal interest	3,433,333	–	–	0.071%

John W Stanton	Interest held jointly with spouse	Other interest	–	105,000 (Note 4)	–	0.002%

Woo Chiu Man, Cliff	Beneficial owner	Personal interest	2,333,333	–	–	0.048%

Notes:

1.	Such ordinary shares of the Company were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.
2.	17,000 American Depositary Shares (each representing 15 ordinary shares of the Company) were held by Mr Frank John Sixt.
3.

Such interests are directors’ interests in underlying shares in respect of the share options granted under the share option scheme of the Company, the details of which are set out in the section entitled “Share Option Scheme of the Company” on pages 53 to 56.

4.	7,000 American Depositary Shares (each representing 15 ordinary shares of the Company) were held jointly by Mr John W Stanton and his spouse.

48	Hutchison Telecommunications International Limited 2009 Annual Report

Directors’ Report

(II)	Interests and short positions in the shares, underlying shares in, and debentures of the associated corporations of the Company

Long positions in the shares, underlying shares in, and debentures of the associated corporations of the Company

Mr Fok Kin-ning, Canning had, as at 31 December 2009, the following interests:

(i)	corporate interests in 4,810,875 ordinary shares, representing approximately 0.113% of the then issued share capital, in HWL;

(ii)

5,100,000 ordinary shares, representing approximately 0.038% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.056% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)	corporate interests in 1,202,380 ordinary shares, representing approximately 0.025% of the then issued share capital, in HTHKH; and

(v)

corporate interests in (a) a nominal amount of US$1,216,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; (b) a nominal amount of US$4,000,000 in the 7.625% Note due 2019 issued by Hutchison Whampoa International (09) Limited; and (c) a nominal amount of US$4,000,000 in the 5.75% Note due 2019 issued by Hutchison Whampoa International (09/19) Limited.

Mr Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr Fok and his spouse.

Mrs Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at 31 December 2009, personal interests in (i) 150,000 ordinary shares, representing approximately 0.004% of the then issued share capital, in HWL; and (ii) 250,000 ordinary shares, representing 0.005% of the then issued share capital, in HTHKH.

Mr Frank John Sixt in his capacity as a beneficial owner had, as at 31 December 2009, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; (ii) 1,000,000 ordinary shares, representing approximately 0.007% of the then issued share capital, in HTAL; and (iii) 17,000 American depositary shares (each representing 15 ordinary shares of HTHKH), representing approximately 0.005% of the then issued share capital, in HTHKH.

Mr Lui Dennis Pok Man in his capacity as a beneficial owner had, as at 31 December 2009, personal interests in 9,100,000 ordinary shares, representing approximately 0.189% of the then issued share capital, in HTHKH.

Mr Chan Ting Yu in his capacity as a beneficial owner had, as at 31 December 2009, personal interests in 3,433,333 ordinary shares, representing approximately 0.071% of the then issued share capital, in HTHKH.

Mr John W Stanton had, as at 31 December 2009, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse;

(ii)	6,600 ordinary shares, representing approximately 0.0002% of the then issued share capital, in HWL held in his capacity as a trustee of a trust; and

(iii)	7,000 American depositary shares (each representing 15 ordinary shares of HTHKH), representing approximately 0.0002% of the then issued share capital, in HTHKH held jointly with his spouse.

Hutchison Telecommunications International Limited 2009 Annual Report	49

Directors’ Report

Mr Kevin Westley in his capacity as a beneficial owner had, as at 31 December 2009, personal interests in 4,000 ordinary shares, representing approximately 0.0002% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr Woo Chiu Man, Cliff had, as at 31 December 2009, (i) family interests in 8,000 ordinary shares, representing approximately 0.0002% of the then issued share capital, in HWL held by his spouse; and (ii) personal interests in 2,333,333 ordinary shares, representing 0.048% of the then issued share capital, in HTHKH.

Save as disclosed above, as at 31 December 2009, none of the Directors and chief executive of the Company and their respective associates had any interests or short positions in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) that were required, pursuant to Section 352 of the SFO, to be recorded in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the SEHK.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

Interests and Short Positions of Shareholders Discloseable under the SFO

So far as is known to any Directors or chief executive of the Company, as at 31 December 2009, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interests or short positions in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under Section 336 of the SFO:

(I)	Interests and short positions of substantial shareholders in the shares and underlying shares in the Company

Long positions in the shares of the Company

Name	Capacity	Number of Shares held		Approximate % of shareholding

Hutchison Telecommunications	(i) Beneficial owner	2,619,929,104	)
Investment Holdings Limited		(Note 1)	)
(“HTIHL”)	(ii) Interest of a controlled	285,893,149	)	60.35%
	corporation	(Note 1)	)

Hutchison Telecommunications	Interest of controlled	2,905,822,253		60.35%
Group Holdings Limited	corporations	(Note 1)
(“HTGHL”)

Ommaney Holdings Limited (“OHL”)	Interest of controlled	2,905,822,253		60.35%
	corporations	(Note 1)

Hutchison International Limited (“HIL”)	Interest of controlled	2,905,822,253		60.35%
	corporations	(Note 1)

HWL	Interest of controlled	2,905,822,253		60.35%
	corporations	(Note 1)

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled	2,957,914,840		61.43%
	corporations	(Note 2)

50	Hutchison Telecommunications International Limited 2009 Annual Report

Directors’ Report

Name	Capacity	Number of shares held	Approximate % of shareholding

Li Ka-Shing Unity Trustee	Trustee	2,957,914,840	61.43%
Company Limited (“TUT1”)		(Note 3)

Li Ka-Shing Unity Trustee	Trustee and	2,957,914,840	61.43%
Corporation Limited (“TDT1”)	beneficiary of a trust	(Note 4)

Li Ka-Shing Unity	Trustee and	2,957,914,840	61.43%
Trustcorp Limited (“TDT2”)	beneficiary of a trust	(Note 4)

Li Ka-shing (“Mr Li”)	(i) Founder of discretionary	2,958,068,120)
	trusts and interest of	(Note 5))
	controlled corporations	)
	(ii) Interest of controlled	266,621,499)	66.97%
	corporations	(Note 6))

Yuda Limited (“Yuda”)	Beneficial owner	266,375,953	5.53%
		(Note 7)

(II)	Interests and short positions of other person in the shares and underlying shares of the Company

Long positions in the shares of the Company

Name	Capacity	Number of shares held	Approximate % of shareholding

JPMorgan Chase & Co. (“JCC”)	(i) Beneficial owner	3,536,000)
	(ii) Investment manager	3,300)
	(iii) Custodian	333,500,389)	7.00%
		(Note 8))

Norges Bank	Beneficial owner	295,525,389	6.14%
(The Central Bank of Norway)

Notes:

1.

HTIHL is a direct wholly-owned subsidiary of HTGHL, which in turn is a direct wholly-owned subsidiary of OHL, which in turn is a direct wholly-owned subsidiary of HIL, which in turn is a direct wholly-owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, OHL and HTGHL were deemed to be interested in the 2,619,929,104 ordinary shares of the Company which HTIHL had direct interest and the 285,893,149 ordinary shares of the Company held by a wholly-owned subsidiary of HTIHL.

2.

Certain subsidiary companies of CKH together hold one-third or more of the issued share capital of HWL. By virtue of the above, CKH was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested as a substantial shareholder of the Company under the SFO. CKH was also interested in the share capital of the Company through certain wholly-owned subsidiary companies of CKH.

3.

TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 was entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares in CKH, TUT1 as trustee of UT1 was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

Hutchison Telecommunications International Limited 2009 Annual Report	51

Directors’ Report

4.

Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

5.

Mr Li is the settlor of each of DT1, DT2 and two discretionary trusts (“DT3” and “DT4”) and may be regarded as a founder of each of DT1, DT2, DT3 and DT4 for the purpose of the SFO. Mr Li is also interested in one-third of the entire issued share capital of two companies owning the entire issued share capital of TUT1, TDT1, TDT2, Li Ka-Shing Castle Trustee Company Limited (“TUT3”) as trustee of The Li Ka-Shing Castle Trust (“UT3”), Li Ka-Shing Castle Trustee Corporation Limited as trustee of DT3 and Li Ka-Shing Castle Trustcorp Limited as trustee of DT4 where appropriate. By virtue of the above and as a director of CKH, Mr Li was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested and held by TUT3 as trustee of UT3 (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

6.	Such ordinary shares of the Company were held by companies of which Mr Li is interested in the entire issued share capital.
7.	Yuda is a company wholly-controlled by Mr Li. Such interest is duplicated in that of Mr Li held by one of the companies described in Note 6 above.
8.

Certain subsidiary companies of JCC and JCC together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, JCC is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.

Save as disclosed above, as at 31 December 2009, there was no other person (other than the Directors and chief executive of the Company) who had an interest or short position in the shares and underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under Section 336 of the SFO.

Directors’ Interests in Competing Business

During the year, Mr Fok Kin-ning, Canning, Mrs Chow Woo Mo Fong, Susan and Mr Frank John Sixt, all being Non-executive Directors, were executive/ non-executive directors of HWL and HTHKH and certain of their subsidiaries which were engaged in telecommunications businesses.

Mr Lui Dennis Pok Man, an Executive Director, was also a non-executive director of HTHKH and previously a director of a subsidiary of HWL in Argentina (resigned in December 2009).

The non-competition agreement entered into by the Company and HTHKH on 17 April 2009 maintained a clear geographical of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HTHKH Group comprised Hong Kong and Macau, the exclusive territory of the HWL Group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and Argentina (subsequent to the Group’s decision not to exercise its option to acquire HWL Group’s interest in Hutchison Telecommunications Argentina S.A.). The exclusive territory of the Group comprised all the remaining countries of the world.

The non-competition agreement entered into by the Company and HWL on 24 September 2004 (“2004 Non-competition Agreement”) maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. Under this agreement, the exclusive territory of the HWL Group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and Argentina (subsequent to the Group’s decision not to exercise its option to acquire HWL Group’s interest in Hutchison Telecommunications Argentina S.A.) and the exclusive territory of the Group comprised all the remaining countries of the world. On 17 April 2009, HWL and the Company entered into an amendment agreement to the 2004 Non-competition Agreement whereby the parties thereto agreed, inter alia, the new scope of businesses which is subject to such agreement, the exclusion of Hong Kong and Macau from the Group’s exclusive territory, the HTHKH Group’s exclusive territory to comprise Hong Kong and Macau, and the order in which new opportunities arising from any of the exclusive territories of the HWL Group, the Group and the HTHKH Group will be offered to the other party.

Save as disclosed above, none of the Directors and their respective associates had as at the date of this report an interest in any business which competed or was likely to compete, either directly or indirectly, with the principal businesses of the Company.

52	Hutchison Telecommunications International Limited 2009 Annual Report

Directors’ Report

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain share option schemes, details of which are as follows:

(I)	Share option scheme of the Company

The Company’s share option plan (the “Share Option Scheme”), conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004, was approved at the extraordinary general meeting of HWL on 19 May 2005. It was subsequently amended by written resolutions of the Directors passed on 12 July 2005 and 9 February 2006 respectively, and by an ordinary resolution passed at each of the extraordinary general meeting of the Company held on 8 May 2007 and the annual general meeting of HWL on 22 May 2008.

The Share Option Scheme has a term of 10 years commencing from 19 May 2005, being the date on which the Share Option Scheme became unconditional and has a remaining term of approximately 5 years as at the date of this report. The purpose of the Share Option Scheme is to enable the Group to grant share options to selected participants as incentives or rewards for their contribution to the Group, including but not limited to:

¡

any employee or consultant in the areas of finance, business or personnel administration or information technology (whether full- time or part-time, including any Executive Director but excluding any Non-executive Director) of the Company, any of its subsidiary companies or any entity in which any member of the Group holds any equity interest, which is also referred to as an invested entity;

¡	any Non-executive Directors (including Independent Non-executive Directors) of the Company, any of the Company’s subsidiary companies or any invested entity;

¡	any supplier of goods or services to any member of the Group or any invested entity;

¡	any customer of any member of the Group or any invested entity;

¡	any person or entity that provides research, development or other technological support to any member of the Group or any invested entity;

¡	any shareholders or security holders of any member of the Group or any invested entity;

¡	any other group or classes of participants contributing by way of joint venture, business alliance or other business arrangement to the development and growth of the Group; and

¡	any company wholly-owned by any one or more persons belonging to any of the above classes of participants.

The grant of any share options by the Company for the subscription of ordinary shares or other securities of the Company to any person who falls within any of the above classes of participants shall not, by itself, unless the Directors otherwise determine, be construed as a grant of share options under the Share Option Scheme. The eligibility of any of the foregoing classes of participants to receive a grant of any share options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Group.

Hutchison Telecommunications International Limited 2009 Annual Report	53

Directors’ Report

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding share options granted and yet to be exercised under this Share Option Scheme and any other share option plan must not in aggregate exceed 30% of the Company’s ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all share options (excluding, for this purpose, options which have lapsed in accordance with the terms of this Share Option Scheme and any other share option plan of the Group) to be granted under this Share Option Scheme and any other share option plan of the Company must not in aggregate exceed 10% of the relevant class of securities of the Company in issue, being 450,000,000 ordinary shares, as at 15 October 2004, the date on which the shares of the Company were first listed and upon refreshing this general plan limit, the total number of shares which may be allotted and issued upon exercise of all share options to be granted under this Share Option Scheme and any other plan of the Company must not exceed 10% of the relevant class of securities of the Company in issue as at the date of approval of the limit by its shareholders in general meeting. The Company may seek separate approval of shareholders in a general meeting to grant share options beyond these limits.

A total of 12,566,666 ordinary shares of the Company, representing 0.26% of the total issued share capital of the Company as at the date of this report, will be issued upon the exercise in full of all share options granted under the Share Option Scheme and remain outstanding as at such date. As at the date of this report, the maximum number of share options which may be granted under the Share Option Scheme is 357,633,334.

The total number of ordinary shares of the Company issued and which may fall to be issued upon exercise of the share options (including both exercised or outstanding share options) to each participant in any 12-month period shall not exceed 1% of the Company’s issued share capital for the time being. Any grant of share options in excess of 1% in any such 12-month period must be approved by shareholders in a general meeting with such participant and his associates abstaining from voting. The number and terms (including the exercise price) of the share options to be granted (and share options previously granted to such participant) must be fixed before the approval of the shareholders and the date of the board meeting proposing such further grant will be the date of grant for the purpose of calculating the exercise price if such grant is approved.

Any grant of share options under the Share Option Scheme to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-executive Directors (excluding any Independent Non-executive Director who is also the grantee of the share options). Approval of shareholders of the Company in a general meeting is required if any grant of share options to a substantial shareholder, an Independent Non-executive Director or any of their respective associates could result in the ordinary shares issued and to be issued upon the exercise of all share options already granted and to be granted (including share options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant: (1) representing in aggregate over 0.1% of the ordinary shares in issue; and (2) having an aggregate value, based on the closing price of the ordinary shares at the date of each grant, in excess of HK$5 million. Any such meeting must be in accordance with the Listing Rules. Any change in the terms of share options granted to a substantial shareholder, an Independent Non-executive Director or any of their respective associates must also be approved by shareholders in a general meeting.

A share option may be accepted by a participant within 21 days from the date of the offer of grant of the share option. The subscription price for ordinary shares under the Share Option Scheme shall be a price determined by the Directors but shall not be less than the highest of: (1) the closing price of ordinary shares as stated in the SEHK’s daily quotations sheet for trade in one or more board lots of ordinary shares on the date of the offer of grant which must be a business day; (2) the average closing price of ordinary shares as stated in the SEHK’s daily quotations sheet for trade in one or more board lots of ordinary shares for the five trading days immediately preceding the date of the offer of grant which must be a business day; and (3) the nominal value of the ordinary shares. A nominal consideration of HK$1 is payable on acceptance of the grant of a share option.

54	Hutchison Telecommunications International Limited 2009 Annual Report

Directors’ Report

Details of the movement of share options outstanding under the Share Option Scheme during the year are as follows:

									Price of share of the Company
Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2009	Granted during 2009 (6) (7)	Exercised during 2009	Lapsed/ cancelled during 2009	Number of share options held at 31 December 2009	Exercise period of share options (5) (6) (7)	Exercise price of share options (2) HK$	at the grant date of share options (3) HK$	at the exercise date of share options (4) HK$

Director

Christopher John Foll (6)	12.12.2008	5,000,000	–	–	(5,000,000)	–	12.12.2009	2.20	2.22	N/A
							to 11.12.2018

	1.6.2009	–	5,000,000	–	–	5,000,000	12.12.2009	1.61	1.58	N/A
							to 31.5.2019

Sub-total		5,000,000	5,000,000	–	(5,000,000)	5,000,000

Other employees in aggregate	23.11.2007	8,766,666	–	–	(8,766,666)	–	23.11.2008	4.51	11.26	N/A
							to 22.11.2017

	15.12.2008	4,383,334	–	–	(4,383,334)	–	15.12.2008	4.51	2.09	N/A
							to 14.12.2018

	1.6.2009	–	8,400,000	(216,667)	(616,667)	7,566,666	1.6.2009	1.61	1.58	1.92
							to 31.5.2019

Sub-total		13,150,000	8,400,000	(216,667)	(13,766,667)	7,566,666

Total		18,150,000	13,400,000	(216,667)	(18,766,667)	12,566,666

Notes:

1.

The share options will be vested according to a schedule, namely, as to as close to one-third of the shares of the Company which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.

2.	The exercise price of the share options is subject to adjustment in accordance with the provisions of the Share Option Scheme (as amended).
3.	The stated price was the SEHK closing price of the shares of the Company on the trading day immediately prior to the date of the grant of the share.
4.

The stated price was the weighted average closing price of the shares of the Company immediately before the dates on which the share options were exercised. 5. 4,383,334 share options granted on 15 December 2008 are vested immediately on the grant date.

6.

On 1 June 2009, 5,000,000 new share options were granted to Mr. Christopher John Foll subject to his acceptance of the grant and consent to cancellation of his then existing 5,000,000 share options (the “Director Replacement Options”). The new share options are exercisable subject to the vesting schedule of one-third of the shares on each of 12 December 2009, 12 December 2010 and 12 December 2011.

7.

On 1 June 2009, a total of 8,400,000 new share options were granted to other employees subject to their acceptance of the grant and consent to cancellation of their then existing 8,400,000 share options (the “Employees Replacement Options”). The new share options are exercisable subject to the vesting schedule of one- third of the shares on each of 1 June 2009, 23 November 2009 and 23 November 2010.

The fair value of the Director Replacement Options was determined using Black-Scholes model. The weighted average fair value of the Director Replacement Options was increased from HK$0.77 to HK$0.93. The significant inputs into the model were standard deviation of expected share price returns of 38.24%, expected life of share options of 5.0 to 6.0 years and annual risk-free interest rate of 2.485%. The volatility measured at the standard deviation of the expected share price returns is based on the statistical analysis of daily share prices of the Company over the last one year up to 24 April 2009.

The fair value of the Employees Replacement Options was determined using Black-Scholes model. The weighted average fair value of the Employees Replacement Options was increased from HK$2.82 to HK$3.25. The significant inputs into the model were standard deviation of expected share price returns of 38.24%, expected life of share options of 4.0 to 5.0 years and annual risk-free interest rate of 2.022%. The volatility measured at the standard deviation of the expected share price returns is based on the statistical analysis of daily share prices of the Company over the last one year up to 24 April 2009.

Hutchison Telecommunications International Limited 2009 Annual Report	55

Directors’ Report

As at the date of this report, the Company had 12,566,666 share options outstanding under the Share Option Scheme, which represented approximately 0.26% of the shares of the Company in issue as at that date.

(II)	Employee stock option plans of Partner Communications

On 28 October 2009, Partner Communications ceased to be a subsidiary of the Company following the sale of the entire controlling equity interest in Partner Communications by Advent Investments Pte Ltd (an indirect wholly-owned subsidiary of the Company) to Scailex Corporation Ltd. Accordingly, the disclosure made for the option plans of Partner Communications as set out below is for the period from 1 January 2009 to 28 October 2009.

2004 Share Option Plan

The 2004 Share Option Plan (as amended by the board of directors of Partner Communications on 1 March 2006, 26 March 2008 and 23 February 2009, and by the shareholders of Partner Communications at the general meetings held on 25 June 2008 and 22 April 2009) (the “2004 Plan”) was initially approved by the board of directors of Partner Communications in July 2004 and further approved for adoption by shareholders of the Company at the annual general meeting held on 16 May 2006. The amendments on the 2004 Plan were also approved by the shareholders of the Company at the annual general meetings held on 6 May 2008 and 27 April 2009 and by the shareholders of HWL at the annual general meetings held on 22 May 2008 and 21 May 2009 respectively. The 2004 Plan will remain in force for 10 years from its adoption on 12 July 2004 (the “Adoption Date”).

The purpose of the 2004 Plan is to promote the interests of Partner Communications and its shareholders by providing employees, officers and advisors of Partner Communications with appropriate incentives and rewards to encourage them to enter into and continue in the employment of or service to Partner Communications and to acquire a proprietary interest in the long-term success of Partner Communications.

At each of the annual general meeting of the Company and HWL held on 27 April 2009 and 21 May 2009 respectively, the respective shareholders of the Company and HWL approved certain amendments to the 2004 Plan, which include among others, (i) to amend Section 8.1 of the 2004 Plan to allow (a) with respect to options granted on or after 23 February 2009, a dividend adjustment mechanism for the downward adjustment of the exercise price of such options following each dividend distribution made in the ordinary course and meeting the criteria set forth in the amended form of Section 8.1; and (b) with respect to all options granted under the 2004 Plan, following each dividend distribution not made in the ordinary course, the downward adjustment of the exercise price by an amount determined by the board of directors of Partner Communications; and (ii) to amend Section 8.6 of the 2004 Plan (a) to include, with respect to options granted on or after 23 February 2009, provisions authorising the board of directors of Partner Communications to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase ordinary shares of Partner Communications (subject to any adjustments) in accordance with the specified cashless formula referred to in the amended form of Section 8.6; and (b) to fine-tune the said cashless formula.

A total number of 13,917,000 ordinary shares of Partner Communications (the “Partner Communications Shares”), representing approximately 8.77% of the total issued share capital of Partner Communications as at 28 October 2009, may be issued under the 2004 Plan. The maximum number of shares which may be issued and allotted to a participant upon exercise of share options under the 2004 Plan in any 12-month period shall not exceed 1,834,615 Partner Communications Shares, representing 1% of the total number of shares in issue as at the Adoption Date.

A share option shall become cumulatively vested as to one-fourth (25%) of the shares covered thereby on each of the first, second, third and fourth anniversaries of the date of the relevant grant, unless otherwise set by the compensation committee of Partner Communications (the “Partner Communications Compensation Committee”) being appointed by Partner Communications’ board of directors to administer the 2004 Plan, in the relevant grant instrument. The exercise period during which a share option may be exercised will be determined by the Partner Communications Compensation Committee and will not exceed 10 years from the date of grant of share options. No payment is required to be made by the grantee on application or acceptance of a share option.

The Partner Communications Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined taking into consideration the fair market value of a Partner Communications Share at the

56	Hutchison Telecommunications International Limited 2009 Annual Report

Directors’ Report

time of grant. Such fair market value on any date will be equal to the average of the closing sale price of the Partner Communications Shares during the preceding 30 trading days, as such closing sale price is published by the national securities exchange in Israel on which the Partner Communications Shares are traded, or if there is no sale of Partner Communications Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date, or if Partner Communications Shares are not listed on a securities exchange in Israel or the over the counter market, the fair market value on such date as determined in good faith by the Partner Communications Compensation Committee.

2000 Employee Stock Option Plan

The 2000 Employee Stock Option Plan (the “2000 Plan”) was adopted by Partner Communications in 2000. Share options granted under the 2000 Plan which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005 remained valid until its expiration dates. On 26 March 2008, the board of directors of Partner Communications approved the termination of the 2000 Plan. Since then, no further share options would be granted under the 2000 Plan and all outstanding share options thereunder would remain valid and bear all its terms and conditions.

Details of the movement of share options outstanding under the employee stock option plans of Partner Communications during the period from 1 January 2009 to 28 October 2009 are as follows:

Name or category of participants		Number of	Granted	Exercised	Lapsed/ cancelled	Number of			Price of Partner Communications Share
	Date of grant of share options(1)	share options held at 1 January 2009(1)	from 1 January 2009 to 28 October 2009	from 1 January 2009 to 28 October 2009	from 1 January 2009 to 28 October 2009	share options held at 28 October 2009(1)	Exercise period of share options(2)	Exercise price of share options(5) NIS	at the grant date of share options(3) NIS	at the exercise date of share Options(4) NIS

Chief Executive

2004 Plan
David Avner	20.4.2005	453,776	1,250,000	(153,776)	–	1,550,000	20.4.2005	33.72	38.10	67.77
	to 24.3.2009						to 23.3.2019	to 59.97	to 57.45

Sub-total		453,776	1,250,000	(153,776)	–	1,550,000

Other Employees in aggregate

2000 Plan	3.11.2000	144,800	–	(85,550)	–	59,250	3.11.2000	17.25	17.25	70.13
	to 30.12.2003						to 30.12.2012	to 27.35	to 27.35

2004 Plan	29.11.2004	1,632,611	2,935,500	(473,636)	(66,750)	4,027,725	29.11.2004	26.74	33.13	68.22
	to 10.8.2009						to 9.8.2019	to 68.51	to 78.40

Sub-total		1,777,411	2,935,500	(559,186)	(66,750)	4,086,975
Total		2,231,187	4,185,500	(712,962)	(66,750)	5,636,975

Notes:

1.

The number of share options disclosed is the aggregate figure of share options held at 28 October 2009 under the employee stock option plans. The share options were granted on various date(s) during the corresponding period(s).

2.

Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the share options become vested on each of the first, second, third and fourth anniversary of the date of employment of the grantee or date of grant, unless otherwise specified by the Partner Communications Compensation Committee.

3.	The stated price was the closing price of Partner Communications Shares as recorded by the Tel Aviv Stock Exchange immediately before the date of grant of share options.
4.	The stated price was the weighted average closing price of Partner Communications Shares immediately before the dates on which the share options were exercised.
5.	In accordance with the provisions of the 2004 Plan (as amended), the exercise price of the share options is subject to adjustment.

Hutchison Telecommunications International Limited 2009 Annual Report	57

Directors’ Report

The fair value of share options granted from 1 January 2009 to 28 October 2009 determined using the Black–Scholes valuation model was NIS8.94 at measurement date. The significant inputs into the model were standard deviation of expected share price returns of 27%, weighted average dividend yield of 4.4%, expected life of share options of four years and annual risk-free interest rate of 2.88%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over four years immediately preceding the grant date. Changes in such subjective input assumptions could affect the fair value estimate.

As at 28 October 2009, Partner Communications had 5,636,975 share options outstanding under the 2004 Plan and the 2000 Plan, which represented in aggregate approximately 3.55% of Partner Communications Shares in issue as at that date.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company’s Articles of Association or the laws of Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, Sale or Redemption of Shares

During the year, neither the Company nor any of its subsidiary companies had purchased or sold any of the Company’s listed securities. In addition, the Company did not redeem any of its listed securities during the year.

Major Customers and Suppliers

During the year, the respective percentage of purchases attributable to the Group’s five largest suppliers combined and the turnover attributable to the Group’s five largest customers combined was less than 30% of the total value of Group purchases and total Group turnover.

Public Float

As at the date of this report, based on the information publicly available to the Company and within the knowledge of the Directors, over 32.6% of the issued share capital of the Company was held by the public.

Auditor

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

By Order of the Board

Edith SHIH

Company Secretary

Hong Kong, 4 March 2010

58	Hutchison Telecommunications International Limited 2009 Annual Report

Corporate Governance Report

The Company is committed to achieving and maintaining the highest standards of corporate governance. The Board considers effective corporate governance essential to enhancing shareholders’ value and protecting stakeholders’ interests. Accordingly, the Board attributes a high priority to identifying and implementing appropriate corporate governance practices to ensure transparency, accountability and effective internal controls.

The Company is fully compliant with all code provisions of the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 December 2009. It has also adopted a number of recommended practices stated therein. The key corporate governance principles and practices of the Company are as follows:

Board of Directors

Composition and Operation of the Board

The Board is charged with the responsibility of the leadership and control of the Company. Directors are required to promote the success of the Company and make decisions objectively in the best interests of the Company. The Board’s role is clearly defined as directing and supervising the affairs of the Company, establishing its strategic direction and setting objectives and business development plans.

The roles of the Chairman and the Chief Executive Officer are clearly segregated. The Chairman (Non-executive) of the Company is Mr Fok Kin-ning, Canning. His role is to manage, and provide leadership to, the Board. The Chairman ensures that the Company establishes sound corporate governance practices and procedures and encourages Directors to make full and active contribution to the affairs of the Board and contribute to the Board’s functions. He is also responsible for setting the agenda for each Board meeting, taking into account, where appropriate, matters proposed by the Directors and Company Secretary. With the support of the Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly informed of issues arising at Board meetings and provided with adequate and accurate information in a timely manner.

The Chief Executive Officer of the Company, Mr Lui Dennis Pok Man, is directly responsible for the day-to-day management of the business of the Company and maintaining the operational performance of the Company. With the assistance of the Chief Financial Officer, Mr Christopher John Foll, he ensures that the funding requirements of the business are met and closely monitors the operating and financial results against plans and budgets, taking remedial action when necessary and advising the Board of any significant developments and issues. The Chief Executive Officer also reviews and presents for consideration and approval by the Board the annual business plans and budgets of the operations.

As at 31 December 2009, the Board comprised nine Directors: the Chairman, the Chief Executive Officer, the Chief Financial Officer, one Executive Director, two Non-executive Directors and three Independent Non-executive Directors. Biographical details of the Directors are set out in the Board and Management section on pages 12 to 15. Non-executive Directors are appointed for a term of 12 months, subject to renewal and re-election as and when required under the Listing Rules and the Articles of Association of the Company. Any Director who is appointed by the Board to fill a casual vacancy shall hold office until the next general meeting of the Company, or in the case of an additional appointment, until the next annual general meeting of the Company, and shall be eligible for re-election at the relevant general meeting. All Directors are subject to retirement from office by rotation and re-election by shareholders at the annual general meeting at least about once every three years.

For a Director to be considered independent, the Board must be satisfied that the Director does not have any direct or indirect material relationship with the Group. In determining the independence of Directors, the Board follows the requirements of the Listing Rules.

The Board holds at least four regular meetings a year with meeting dates scheduled at the beginning of the year and additional meetings are held as and when required. Between scheduled meetings, the senior management of the Company provides information on a regular basis to Directors with respect to the activities and development in the businesses of the Group. Furthermore, the Non-executive Directors (including the Independent Non-executive Directors) meet with the Chairman at least once a year without the presence of the Executive Directors.

With respect to regular meetings of the Board, Directors receive written notice of the meeting at least 14 days in advance and an agenda and supporting papers no less than three days prior to the meeting. With respect to other meetings, Directors are given as much notice as is reasonable and practicable in the circumstances.

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The Board held five meetings in 2009 with an average attendance rate of approximately 96%.

	Name of Director	Attended/Eligible to attend

Chairman and Non-executive Director	Fok Kin-ning, Canning	5/5
Chief Executive Officer and Executive Director	Lui Dennis Pok Man	5/5
Chief Financial Officer and Executive Director	Christopher John Foll	5/5
Executive Directors	Chan Ting Yu	5/5
	Wong King Fai, Peter (1)	1/1
Non-executive Directors	Chow Woo Mo Fong, Susan	3/5
	Frank John Sixt	5/5
Independent Non-executive Directors	Kwan Kai Cheong	5/5
	John W Stanton	5/5
	Kevin Westley	5/5

Note:

1.	Mr Wong King Fai, Peter resigned as Director of the Company on 8 May 2009.

In addition, the Chairman held two meetings with Non-executive Directors (including Independent Non-executive Directors) in 2009.

Nomination

The Board selects and recommends candidates for directorship having regard to the balance of skills and experience appropriate for the Company’s business.

Upon appointment to the Board, Directors receive a package of orientation materials on the Group and are provided with a comprehensive induction to the Group’s businesses by senior executives. Continuing briefing and information are provided to Directors regularly to help ensure that Directors are apprised of the latest changes in the commercial, legal and regulatory environment in which the Group conducts its businesses.

Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities.

In response to specific enquiries made to them, all Directors confirmed that they have complied with both the Model Code and the Securities Trading Policy in their securities transactions throughout 2009.

Board Committees

The Board is supported by two permanent committees: the Audit Committee and the Remuneration Committee, details of which are described later in this report. The terms of reference for these committees adopted by the Board are published on the Company’s website at www.htil.com. Other board committees are established by the Board as and when warranted to take charge of specific chores.

Management of the Company

The senior management of the Company, under the leadership of the Chief Executive Officer of the Company, is responsible for the implementation of the strategies, objectives and plans determined by the Board.

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Company Secretary

The Company Secretary, Ms Edith Shih, is responsible for compliance by the Company with all obligations applicable to the Company the ordinary shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited and the American Depositary Shares of which are quoted on New York Stock Exchange, Inc. (the “NYSE”).

The Company Secretary is responsible for ensuring that the Board is fully apprised of all legislative, regulatory and corporate governance developments relating to the Group and that it takes these into consideration when making decisions for the Group. From time to time, she organises seminars on specific topics of significance and disseminates relevant reference materials to the Directors for their information.

The Company Secretary is also directly responsible for the Group’s compliance with all obligations of the Listing Rules and Codes on Takeovers and Mergers and Share Repurchases, including the preparation, publication and despatch of annual reports and interim reports within the time limits laid down in the Listing Rules, the timely dissemination to shareholders and the market of information relating to the Group.

The Company Secretary advises the Directors on their obligations for disclosure of interests in securities, connected transactions and price-sensitive information and ensures that the standards and disclosures required by the Listing Rules are observed and, where required, reflected in the annual report of the Company.

The Company Secretary ensures that Board procedures are followed and Board activities are efficiently and effectively conducted. These objectives are achieved through adherence to proper Board processes and the timely preparation and dissemination to Directors comprehensive meeting agendas and papers. Minutes of all Board meetings and Board Committee meetings are kept by the Company Secretary to record in sufficient details the matters considered by the Board or Committee and decisions reached, including any concerns raised or dissenting views voiced by any Director.

Accountability and Audit

Financial Reporting

The annual and interim results of the Company are published in a timely manner within three months and two months respectively of the year end and interim periods. In addition, the Company also publishes key performance indicators of the Group on a quarterly basis.

The responsibility of Directors in relation to the financial statements is set out below. It should be read in conjunction with, but distinguished from, the Independent Auditor’s Report on page 69 which acknowledges the reporting responsibility of the Group’s Auditor.

Annual Report and Accounts

The Directors acknowledge their responsibility for the preparation of the Annual Report and financial statements of the Company to ensure that these accounts give a true and fair presentation in accordance with Cayman Islands Companies Law, the applicable accounting standards and the disclosure requirements of the Hong Kong Companies Ordinance.

Accounting Policies

The Directors consider that in preparing the accounts, the Group has applied appropriate accounting policies that are consistently adopted and made judgments and estimates that are reasonable and prudent, in accordance with the applicable accounting standards.

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Accounting Records

The Directors are responsible for ensuring that the Group keeps accounting records which disclose the financial position of the Group upon which accounts of the Group could be prepared in accordance with the Group’s accounting policies.

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities within the Group.

Going Concern

The Directors, having made appropriate enquiries, are of the view that the Group has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate for the Group to adopt the going concern basis in preparing the financial statements.

Audit Committee

While the Board is responsible for procuring the preparation of the accounts of the Company, the Audit Committee is responsible for monitoring the integrity of the accounts of the Company. In addition to the review of financial information of the Company, the Audit Committee also, amongst other things, oversees the relationship between the Company and the Auditor and reviews the Company’s financial reporting system, internal control and risk management procedures.

The Audit Committee comprises three Independent Non-executive Directors, and is chaired by Mr Kevin Westley. All committee members possess relevant business and financial management experience and skills to understand financial statements and contribute to the financial governance, internal controls and risk management of the Company. The Audit Committee is authorised to obtain external legal or other independent professional advice where it considers necessary. The Audit Committee has reviewed its terms of reference taking into account the amendments made to the Listing Rules which took effect on 1 January 2009.

The Audit Committee held five meetings in 2009 with full attendance of its members.

Name of Member	Attended/Eligible to attend

Kevin Westley (Chairman)	5/5
Kwan Kai Cheong	5/5
John W Stanton	5/5

During the year, the Audit Committee met with the Chief Financial Officer and the Auditor from time to time to consider their reports in respect of a number of matters including the Company’s reporting, budgeting and forecasting procedures, audit strategy, quarterly key performance indicators and scope and progress of the US Sarbanes-Oxley Act of 2002 compliance project. The Audit Committee reviewed with senior management and the Auditor of the Company their respective audit findings on the Company’s financial statements and internal control as of and for the year ended 31 December 2009, the accounting principles and practices adopted by the Group as well as risk management and financial reporting matters. This review by the Committee included an appraisal of the integrity of financial statements and internal control over financial reporting of the Company and the annual report and accounts of the Company. In addition, the Audit Committee holds regular private meetings with the external auditor, Chief Financial Officer and internal auditor separately without the presence of management of the Company.

The Audit Committee regularly reviewed the work plan and results of the internal audit team’s assessment and monitoring of the Group’s internal control systems and it also received regular reports on the Group’s compliance with internal and external regulatory requirements.

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Auditor’s Remuneration

The amount of fees charged by the Auditor of the Company in respect of their audit services is disclosed in Note 8 to the accounts of the Company. The Audit Committee is responsible for approving the remuneration and terms of engagement of the Auditor and for making recommendation to the Board regarding any non-audit services to be provided to the Company by the Auditor.

For the year ended 31 December 2009, the fees paid to the Auditor of the Company were primarily for audit and audit related services as there were no material non-audit related service assignments undertaken by them.

Remuneration of Directors and Senior Management

Remuneration Committee

The Company has established a Remuneration Committee comprising three members with expertise in human resources and personnel emoluments. The Committee is chaired by the Chairman, Mr Fok Kin-ning, Canning with Messrs Kwan Kai Cheong and Kevin Westley, both Independent Non-executive Directors, as members.

The Remuneration Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating employees of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. It is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Company and for determining their remuneration packages.

The Executive Directors, assisted by the Human Resources Department, are responsible for reviewing all relevant remuneration data and market conditions, in addition to considering the performance of individuals and the profitability of the Group, in order to propose to the Remuneration Committee for consideration and approval remuneration packages for Directors and senior management. Executive Directors, however, do not participate in the determination of their own remuneration.

In December 2009, the Remuneration Committee held a meeting, at which all members were present, to review background information on market data (including economic indicators, projection of Watson Wyatt’s 2010 Salary Increase), the Group’s business activities and headcount and staff costs. The Committee subsequently reviewed and approved the proposed 2010 directors’ fees, 2009 year end bonus and 2010 remuneration package of Executive Directors and senior management and made recommendation to the Board on the proposed 2010 directors’ fees for Non-executive Directors.

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Corporate Governance Report

The Directors’ fees for 2009 amounted to HK$3.66 million. The emoluments of the Directors of the Company, excluding amounts received from the Company’s listed subsidiary and paid to the Company, are as follows:

		Basic Salaries,
		Allowances		Provident		Inducement or
		and Benefits		Fund	Share-based	Compensation	Total
Name of Director	Director’s Fees HK$millions	in-kind HK$millions	Bonuses HK$millions	Contributions HK$millions	Payments(6) HK$millions	on Fees HK$millions	Emoluments HK$millions

FOK Kin-ning, Canning (1) (2)	0.37	–	–	–	–	–	0.37

LUI Dennis Pok Man	0.27	3.92	10.89	0.30	–	–	15.38

Christopher John FOLL	0.27	2.72	2.31	0.19	2.69	–	8.18

Frank John SIXT (2)	0.27	–	–	–	–	–	0.27

CHOW WOO Mo Fong, Susan (2)	0.27	–	–	–	–	–	0.27

CHAN Ting Yu	0.27	2.98	3.25	0.21	–	–	6.71

WONG King Fai, Peter (4)	0.09	1.16	2.37	0.08	–	–	3.70
	1.81	10.78	18.82	0.78	2.69	–	34.88

KWAN Kai Cheong (1) (3) (5)	0.65	–	–	–	–	–	0.65

John W STANTON (3) (5)	0.55	–	–	–	–	–	0.55

Kevin WESTLEY (1) (3) (5)	0.65	–	–	–	–	–	0.65
	1.85	–	–	–	–	–	1.85

Notes:

1.	Members of Remuneration Committee.
2.	Non-executive Directors.
3.	Independent Non-executive Directors.
4.	Resigned on 8 May 2009.
5.	Members of Audit Committee.
6.

Share option benefits represent the fair value of share options granted under the Company’s share option scheme, which is calculated in accordance with the methodology disclosed in Note 36(a) to the accounts. This methodology does not take into account of the actual share price at the date of exercise and whether the share options have been exercised. The significant inputs to the valuation model are disclosed in Note 36(a) to the accounts and details of the share options granted are set out on pages 138 to 140 of this annual report.

Internal Control and Group Risk Management

The Board has overall responsibility for establishing and maintaining the Group’s internal control systems and has ensured that the Group has in place appropriate internal control and approval procedures. Together with the internal audit team, the Auditor and the Group’s senior management, the Audit Committee reviews and monitors such internal control and approval procedures with a view to ensuring their effectiveness. The Company also maintains a system of disclosure controls and procedures to ensure that information required to be disclosed by the Company is recorded, processed, summarised and reported within the time limits and accumulated and communicated to the Company’s management to allow timely decisions regarding disclosure.

The various controls and procedures in place are described below.

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Internal Control Environment

The Board has overall responsibility for monitoring the Group’s operations. Executive Directors are appointed to the boards of all material operating subsidiaries and associates. Executive management works closely with the senior management of the Group’s operations, monitoring their performance to ensure that strategic objectives and business performance targets are being met.

As part of the Group’s five year corporate planning cycle, senior management of each of the operations within the Group prepares a business plan and budget annually which is subject to review and approval by the Executive Directors. When setting budgets and forecasts, senior management identifies, evaluates and reports on the likelihood and potential financial impact of any significant business risks. Budgets are prepared on an annual basis and forecasts are prepared on a quarterly basis and reviewed for variances to the budget.

Financial management accounts are submitted to executive management by each operation on a monthly basis and a finance and operations review conducted with each of the operations. Such review includes business performance against budgets, forecasts, significant business risk sensitivities and strategies and any material accounting and finance related matters.

The Chief Financial Officer has established guidelines and procedures for the approval and control of expenditures. Both operating and capital expenditures are subject to overall budget control. Operating expenditure is further controlled by approval levels set by reference to the level of responsibility of the relevant executives and officers. Capital expenditures are also subject to specific approval prior to commitment for material expenditures within the approved budget, and also unbudgeted expenditures. Reports on actual versus budgeted and approved expenditures are reviewed on a quarterly basis.

The internal audit function provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group’s business operations. Using risk assessment methodology and taking into account the dynamics of the Group’s activities, internal audit derives its yearly audit plan. The plan is reassessed during the year as needed to ensure that adequate resources are deployed and the plan’s objectives are met. Internal audit is responsible for assessing the Group’s internal control system, formulating an impartial opinion on the system, and reporting its findings to the Audit Committee, the Chief Executive Officer, the Chief Financial Officer and relevant senior management. The internal audit team also follows up on all findings to ensure that identified issues are satisfactorily resolved. In addition, a regular dialogue is maintained with the Auditor of the Group so that both are aware of the significant factors which may affect their respective scope of work.

Review of Internal Controls

The Directors, through the Audit Committee, confirm that they have conducted a review of the effectiveness of the system of internal control of the Company and its subsidiaries for the year ended 31 December 2009 and that they consider such system reasonably effective and adequate. The review covered all material controls, including financial, operational and compliance controls and the risk management functions.

The various procedures described above are designed to identify and manage risks that could potentially adversely affect the Group’s ability to meet its business objectives and to properly record and report financial information.

The Board, through the Audit Committee, has also conducted a review of the adequacy of resources, qualifications and experience of staff of the Company’s accounting and financial reporting function, and their training programmes and budget which are considered adequate.

Legal Compliance

The Group Legal Department of the Group’s holding company has the responsibility of safeguarding the legal interests of the Group. The team is responsible for monitoring the day-to-day legal affairs of the Group, including preparing, reviewing and approving all legal and corporate secretarial documentation of Group companies, working in conjunction with finance, corporate secretarial and business unit personnel on the review and co-ordination process, and advising management of commercial issues of concern. In addition, the Group Legal Department of the Group’s holding company is also responsible for overseeing regulatory (business and stock exchange) compliance matters of all Group companies. It also determines and approves the engagement of external legal advisors, ensuring the requisite professional standards are maintained as well as most cost effective services are rendered.

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Group Risk Management

The Chief Executive Officer and the Group Risk Management Department of the Group’s holding company have the responsibility of developing and implementing risk mitigation strategies including the deployment of insurance to transfer the financial impact of risks. The Group Risk Management Department of the Group’s holding company, working with business operations worldwide, is responsible for arranging appropriate insurance coverage and organising Group wide risk reporting. Directors and Officers Liability Insurance is also in place to protect Directors and officers of the Group against their potential legal liabilities.

Workplace Safety

The Group is committed to providing a healthy and safe workplace for all its employees and complying with all applicable health and safety laws and regulations. Health and safety considerations are an important element in the design, operation and maintenance of the Group’s office facilities and conduct of its business.

Code of Conduct

The Group places utmost importance on employees’ ethical, personal and professional standards. Every employee is provided with the Group’s Code of Conduct booklet, and all employees are expected to adhere to the highest standards set out in the Code of Conduct including avoiding conflict of interest, discrimination or harassment and bribery etc. The employees are required to report any non-compliance with the Code of Conduct to the management.

Compliance with US Sarbanes-Oxley Act

As the Company is listed on the NYSE and has securities registered under the US Securities Exchange Act of 1934 (the “Exchange Act”), it is subject to the provisions of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

Under the Sarbanes-Oxley Act, management of the Company, including the Chief Executive Officer and Chief Financial Officer, have to carry out an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of 31 December 2009. “Disclosure controls and procedures” are defined under the Exchange Act as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within required time periods. These controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the management of a company, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Upon completion of their evaluation, the Chief Executive Officer and Chief Financial Officer are required to conclude in the annual report on Form 20-F for the year ended 31 December 2009 (the “Form 20-F”) to be filed with the US Securities and Exchange Commission no later than 30 June 2010 whether, as of 31 December 2009, the Group’s disclosure controls and procedures were effective in providing reasonable assurance that the objectives of the disclosure controls and procedures are met.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

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Report on Internal Control over Financial Reporting

Under the Exchange Act, management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, and for performing an assessment of the effectiveness of internal control over financial reporting as of 31 December 2009. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

The Group’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting might not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls might become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures might deteriorate.

Management of the Company has to perform an assessment of the effectiveness of the Group’s internal control over financial reporting as of 31 December 2009 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission. Based on its assessment using those criteria, upon the completion of the assessment of internal controls over the preparation of the Form 20-F, management is required to conclude whether, as of 31 December 2009, the Group’s internal control over financial reporting was effective. As of the date of this annual report, management is not aware of any instances of material weaknesses.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, no change has occurred in the Group’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

Summary of Differences from the NYSE Corporate Governance Practices for US Domestic Issuers

As the Company is listed on the NYSE, it is required to provide a summary of the significant ways in which its corporate governance practices, as a non-US issuer, differ from those followed by US companies under the listing standards of the NYSE. This summary is set forth in the Corporate Governance section of the Company’s website at www.htil.com.

Shareholders’ Rights and Investor Relations

The Company is committed to fostering and maintaining good investor relations and communications through the participation of senior management in regular meetings with, and presentations to, institutional shareholders and analysts, investor conference calls and roadshows. Presentations and media briefings are also made when the financial results are announced.

The Board provides full, transparent and timely information to shareholders and investors regarding important events and developments of the business in its announcements and media releases and briefings and through the publication of quarterly key performance indicators, interim and annual reports providing detailed information on the financial performance of the Group. Shareholders and investors can also subscribe to receive information through email alerts and to post specific questions to our investor relations contacts via the Company’s website.

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Shareholders are encouraged to attend all general meetings of the Company. All shareholders have statutory rights to call for extraordinary general meetings and put forward agenda items for consideration by shareholders by sending to the Company Secretary at the principal place of business a written request for such general meetings together with the proposed agenda items. All resolutions at general meetings are decided on a poll which is conducted by the Company Secretary and scrutinised by the Company’s Hong Kong Share Registrar. The results of the poll are published on the websites of the Company and The Stock Exchange of Hong Kong Limited. Financial and other information on the Group is made available on the Company’s website, which is regularly updated.

The Company held two shareholders’ meetings: on 27 April 2009 and 15 September 2009 (adjourned to 16 September 2009 due to the hoisting of typhoon signal no. 8 on 15 September 2009) respectively at Harbour Grand Kowloon, Hung Hom, Kowloon, Hong Kong. The resolutions proposed at those meetings and the percentage of votes cast in favour of such resolutions are set out below:-

2009 Annual General Meeting (27 April 2009)

1.	Consideration and approval of the audited financial statements and reports of Directors and the Auditor for the year ended 31 December 2008 (99.99%);

2.

Re-election of Mr Fok Kin-ning, Canning, Mr Lui Dennis Pok Man, Mr Christopher John Foll and Mr Kwan Kai Cheong as Directors of the Company (87.60% to 99.93%), and authorisation of the Board of Directors to fix the Directors’ remuneration (99.98%);

3.	Re-appointment of the Auditor and authorisation of the Board of Directors to fix the Auditor’s remuneration (99.98%);

4.

Granting of general mandates to Directors to issue additional shares in the Company (85.47%) and to repurchase by the Company of its own shares (99.99%), and extension of the general mandate to issue additional shares (85.48%);

5.	Amendments to the 2004 Share Option Plan of Partner Communications Company Ltd. (87.03%).

Extraordinary General Meeting (16 September 2009)

Approval, confirmation and ratification of the agreement dated 12 August 2009 entered into between Advent Investments Pte Ltd, the Company’s indirect wholly-owned subsidiary, and Scailex Corporation Ltd. and authorisation of the Directors to execute all such documents and/or to do all such acts on behalf of the Company in connection with implementation and completion of the agreement and the transactions contemplated therein (99.99%).

All resolutions put to shareholders at those meetings were passed. The results of the voting by poll were published on the websites of the Company and The Stock Exchange of Hong Kong Limited.

Other corporate information is set out in the “Information for Shareholders” section of this annual report. This includes, among others, the public float capitalisation as at 31 December 2009.

The Group values feedback from shareholders on its efforts to promote transparency and foster investor relationships. Comments and suggestions are welcome and can be addressed to the Investor Relations Manager by mail or by e-mail to the Company at htilir@htil.com.hk.

By Order of the Board

Edith SHIH

Company Secretary

Hong Kong, 4 March 2010

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Independent Auditor’s Report

To the Shareholders of Hutchison Telecommunications International Limited

(Incorporated in the Cayman Islands with limited liability)

We have audited the consolidated accounts of Hutchison Telecommunications International Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 70 to 147, which comprise the consolidated and the Company statements of financial position as of 31 December 2009, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors’ Responsibility for the Accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated accounts in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the financial position of the Company and of the Group as of 31 December 2009, and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other Matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 4 March 2010

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Consolidated Income Statement For the year ended 31 December

	Note	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions	2009 US$ millions (Note 40)
Continuing operations:
Turnover	5	1,808	1,856	238
Staff costs	7	(390)	(340)	(44)
Depreciation and amortisation		(675)	(708)	(91)
Other operating expenses	8	(3,050)	(3,300)	(423)
Profit on disposal of investments and others, net	9	1,494	423	55
Operating loss		(813)	(2,069)	(265)
Interest income	10	898	15	2
Interest and other finance costs	10	(734)	(653)	(84)
Loss before taxation		(649)	(2,707)	(347)
Taxation	11	(79)	(29)	(4)
Loss for the year from
continuing operations		(728)	(2,736)	(351)
Discontinued operations:
Profit for the year from discontinued operations	12	2,396	8,517	1,092
Profit for the year		1,668	5,781	741
Attributable to:
Equity holders of the Company:
– continuing operations		(283)	(2,592)	(332)
– discontinued operations	12	1,415	7,532	965
		1,132	4,940	633
Minority interest:
– continuing operations		(445)	(144)	(18)
– discontinued operations	12	981	985	126
		536	841	108
		1,668	5,781	741
Dividends	13	33,700	10,234	1,312
Loss per share from continuing operations attributable to equity holders of the Company
– basic	14	HK$(0.05)	HK$(0.53)	US$(0.07)
– diluted	14	HK$(0.05)	HK$(0.53)	US$(0.07)
Earnings per share attributable to equity holders of the Company
– basic	14	HK$0.24	HK$1.03	US$0.13
– diluted	14	HK$0.24	HK$1.03	US$0.13

The accompanying notes are an integral part of the consolidated accounts.

70	Hutchison Telecommunications International Limited 2009 Annual Report

Consolidated Statement of Comprehensive Income

For the year ended 31 December

	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions	2009 US$ millions (Note 40)
Profit for the year	1,668	5,781	741
Other comprehensive income
Actuarial (losses)/gains of defined benefit plans, net of tax	(111)	34	4
Exchange translation differences	(240)	651	84
Cash flow hedges
– effective portion of changes in fair value, net of tax	(28)	—	—
– transfer from equity to income statement, net of tax	28	—	—
Total other comprehensive (expense)/income for the year	(351)	685	88
Total comprehensive income for the year	1,317	6,466	829
Attributable to:
Equity holders of the Company	717	5,545	711
Minority interest	600	921	118
	1,317	6,466	829

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited 2009 Annual Report	71

 Consolidated Statement of Financial Position As at 31 December

	Note	2007 HK$ millions	2008 HK$ millions	2009 HK$ millions	2009 US$ millions
			(Restated – Note 2(b))		(Note 40)
ASSETS
Current assets
Cash and cash equivalents	15	36,611	2,525	4,203	539
Restricted cash	16	–	–	1,372	176
Trade and other receivables	17	4,702	4,780	2,199	282
Stocks		515	463	44	6
Derivative financial assets	18(a)	25	48	–	–
Available-for-sale financial assets	19	–	–	2,114	271
Total current assets		41,853	7,816	9,932	1,274
Assets held for sale	20	–	174	–	–
Non-current assets
Fixed assets	21	16,950	18,400	8,589	1,101
Goodwill	22	6,070	6,815	1,632	209
Other intangible assets	23	7,818	7,160	1,001	128
Other non-current assets	24	3,354	3,844	2,234	286
Deferred tax assets	26	376	368	–	–
Interests in associates		2	2	–	–
Interests in jointly-controlled entities	25	–	88	–	–
Total non-current assets		34,570	36,677	13,456	1,724
Total assets		76,423	44,667	23,388	2,998
LIABILITIES
Current liabilities
Trade and other payables	27	7,902	8,069	6,252	802
Borrowings	28	5,083	7,652	470	60
Current income tax liabilities		111	104	–	–
Derivative financial liabilities	18(b)	119	27	5	1
Total current liabilities		13,215	15,852	6,727	863
Non-current liabilities
Borrowings	28	5,937	4,434	1,817	233
Deferred tax liabilities	26	584	457	–	–
Other non-current liabilities	29	2,551	3,268	2,870	367
Total non-current liabilities		9,072	8,159	4,687	600
Total liabilities		22,287	24,011	11,414	1,463
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	30(b)	1,195	1,204	1,204	154
Reserves	31	50,089	17,265	10,770	1,381
		51,284	18,469	11,974	1,535
Minority interest	32(b)	2,852	2,187	–	–
Total equity		54,136	20,656	11,974	1,535
Total equity and liabilities		76,423	44,667	23,388	2,998
Net current assets/(liabilities)		28,638	(8,036)	3,205	411
Total assets less current liabilities		63,208	28,815	16,661	2,135

The accompanying notes are an integral part of the consolidated accounts.

LUI Dennis Pok Man	Christopher John FOLL
Director	Director

72	Hutchison Telecommunications International Limited 2009 Annual Report

Consolidated Statement of Cash Flows For the year ended 31 December

	Note	2008 HK$ millions	2009 HK$ millions	2009 US$ millions
		(Restated – Note 2(b))		(Note 40)
Cash flows from operating activities
Continuing operations:
Loss before taxation		(649)	(2,707)	(347)
Adjustments for:
– Interest income	10	(898)	(15)	(2)
– Interest and other finance costs	10	734	653	84
– Depreciation and amortisation	6	675	708	91
– Impairment loss on stocks and non-current assets	8	17	–	–
– Share-based payments	7	53	15	2
– Profit on disposal of investments and others, net	9	(1,494)	(423)	(55)
– Loss/(Gain) on disposal of fixed assets	8	17	(3)	–
– Changes in working capital
– Decrease/(Increase) in stocks		13	(67)	(9)
– Increase in trade and other receivables		(131)	(930)	(118)
– Increase in restricted cash		–	(1,372)	(176)
– Increase in trade and other payables		445	455	59
– Increase in payables to related companies		1,316	136	17
Net cash generated from/(used in) continuing operations		98	(3,550)	(454)
Interest received		954	5	1
Interest and other finance costs paid		(46)	(138)	(18)
Taxes paid		(66)	(40)	(5)
Net cash generated from/(used in) operating activities of continuing operations		940	(3,723)	(476)
Discontinued operations:
Cash generated from discontinued operations		7,200	4,407	565
Interest received		28	2	–
Interest and other finance costs paid		(600)	(348)	(45)
Taxes paid		(916)	(693)	(89)
Net cash generated from operating activities of discontinued operations		5,712	3,368	431
Net cash generated from/(used in) operating activities		6,652	(355)	(45)
Cash flows from investing activities Continuing operations:
Advanced payments for network rollout, included in other receivables and prepayments		(1,035)	(1,407)	(180)
Acquisition of additional equity interest in a subsidiary		–	(468)	(60)
Purchase of fixed assets		(2,714)	(923)	(118)
Proceeds from disposal of assets held for sale		–	111	14
Proceeds from disposal of fixed assets		5	5	1
Proceeds from disposal of subsidiaries, net of cash disposed of	32(a)	578	–	–
Proceeds from disposal of base station tower sites		887	380	49
Upfront and fixed periodic payments for telecommunications licences		(467)	(350)	(45)
Net cash used in investing activities of continuing operations		(2,746)	(2,652)	(339)

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited 2009 Annual Report	73

Consolidated Statement of Cash Flows For the year ended 31 December

	Note	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions	2009 US$ millions (Note 40)
Discontinued operations:
Cash used in investing activities		(4,272)	(1,995)	(256)
Cash and cash equivalents of subsidiaries disposed of via distribution in specie	32(a)	–	(217)	(28)
Proceeds from disposal of subsidiaries, net of cash disposed of	32(a)	–	8,560	1,097
Net cash (used in)/generated from investing activities of discontinued operations		(4,272)	6,348	813
Net cash (used in)/generated from investing activities		(7,018)	3,696	474
Cash flows from financing activities
Continuing operations:
Net increase/(decrease) in borrowings	32(b)	342	(474)	(61)
Drawing of loan from a related company		–	3,471	445
Repayment of loan from a related company		–	(3,471)	(445)
Upfront fee on loan from a related company	38(c)	–	(39)	(5)
Dividend paid to the Company’s shareholders	13	(33,700)	–	–
Drawing of loan from minority shareholders		6	2	–
Proceeds from exercise of share options of the Company		64	–	–
Settlement and rollover of derivatives		(79)	(1)	–
Net cash used in financing activities of continuing operations		(33,367)	(512)	(66)
Discontinued operations:
Net increase/(decrease) in borrowings	32(b)	702	(641)	(82)
Proceeds from exercise of share options of a subsidiary disposed of		47	59	8
Dividends paid to minority shareholders of a subsidiary disposed of		(1,006)	(646)	(83)
Settlement and rollover of derivatives		(31)	66	8

Net cash used in financing activities of discontinued operations		(288)	(1,162)	(149)
Net cash used in financing activities		(33,655)	(1,674)	(215)
(Decrease)/Increase in cash and cash equivalents		(34,021)	1,667	214
Cash and cash equivalents as at 1 January		36,611	2,525	324
Effect of foreign exchange rate changes		(65)	11	1
Cash and cash equivalents as at 31 December	15	2,525	4,203	539
Analysis of net (debt)/cash
Cash and cash equivalents as at 31 December		2,525	4,203	539
Restricted cash		–	1,372	176
Available-for-sale financial assets		–	2,114	271
Borrowings		(12,086)	(2,287)	(293)
Net (debt)/cash as at 31 December		(9,561)	5,402	693

The accompanying notes are an integral part of the consolidated accounts.

74	Hutchison Telecommunications International Limited 2009 Annual Report

Consolidated Statement of Changes in Equity

	Note(s)	Share Capital HK$ millions	Reserves HK$ millions	Total HK$ millions	Minority Interest HK$ millions	Total Equity HK$ millions	Total Equity US$ millions
							(Note 40)
As at 1 January 2008		1,195	50,089	51,284	2,852	54,136	6,941
Profit for the year, as restated	2(b)	–	1,132	1,132	536	1,668	214
Other comprehensive income
Actuarial losses of defined benefit plans, net of tax	31	–	(109)	(109)	(2)	(111)	(14)
Exchange translation differences, as restated	2(b)&31	–	(306)	(306)	66	(240)	(31)
Cash flow hedges
- effective portion of changes in fair value, net of tax	31	–	(28)	(28)	–	(28)	(4)
- transfer from equity to income statement, net of tax	31	–	28	28	–	28	4
Total comprehensive income for the year, as restated		–	717	717	600	1,317	169
Dividend paid	13(a)&31	–	(33,700)	(33,700)	–	(33,700)	(4,321)
Dividends paid to minority shareholders of a subsidiary disposed of		–	–	–	(1,006)	(1,006)	(129)
Drawing of loan from minority shareholders		–	–	–	6	6	1
Employee share option scheme - value of services provided	31	–	78	78	–	78	10
Issuance of ordinary shares arising from exercise of employee share options	31	9	55	64	–	64	8
Relating to exercise of share options of a subsidiary disposed of		–	–	–	40	40	5
Relating to acquisition of additional equity interest of a subsidiary		–	–	–	95	95	12
Relating to dilution of interest in a subsidiary disposed of	31	–	(11)	(11)	–	(11)	(1)
Relating to share buy-back of a subsidiary disposed of		–	–	–	(481)	(481)	(62)
Relating to subsidiaries disposed of	31&32(a)	–	37	37	–	37	5
Share of other reserves, as restated	2(b)	–	–	–	81	81	10
		9	(33,541)	(33,532)	(1,265)	(34,797)	(4,462)
As at 31 December 2008, as restated		1,204	17,265	18,469	2,187	20,656	2,648

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited 2009 Annual Report	75

Consolidated Statement of Changes in Equity

	Note(s)	Share Capital HK$ millions	Reserves HK$ millions	Total HK$ millions	Minority Interest HK$ millions	Total Equity HK$ millions	Total Equity US$ millions
							(Note 40)
As at 1 January 2009, as previously reported		1,204	17,909	19,113	2,616	21,729	2,786
Prior year adjustment	2(b)	–	(644)	(644)	(429)	(1,073)	(138)
As at 1 January 2009, as restated		1,204	17,265	18,469	2,187	20,656	2,648

Profit for the year		–	4,940	4,940	841	5,781	741
Other comprehensive income
Actuarial gains of defined benefit plans, net of tax	31	–	20	20	14	34	4
Exchange translation differences	31	–	585	585	66	651	84
Total comprehensive income for the year		–	5,545	5,545	921	6,466	829

Distribution in specie	13(b)&31	–	(10,234)	(10,234)	–	(10,234)	(1,312)
Dividends paid to minority shareholders of a subsidiary disposed of		–	–	–	(646)	(646)	(83)
Drawing of loan from minority shareholders		–	–	–	2	2	–
Employee share option scheme - value of services provided	31	–	33	33	–	33	4
Relating to exercise of share options of a subsidiary disposed of		–	–	–	46	46	6
Relating to acquisition of additional equity interest in a subsidiary		–	–	–	(5)	(5)	(1)
Relating to dilution of interest in a subsidiary disposed of	31	–	(10)	(10)	–	(10)	(1)
Relating to subsidiaries disposed of	31&32(a)	–	(1,829)	(1,829)	(2,519)	(4,348)	(557)
Share of other reserves		–	–	–	14	14	2
		–	(12,040)	(12,040)	(3,108)	(15,148)	(1,942)
As at 31 December 2009		1,204	10,770	11,974	–	11,974	1,535

The accompanying notes are an integral part of the consolidated accounts.

76	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc.

The Company and its subsidiaries (together the “Group”) have been engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam and Sri Lanka respectively. The Group also has had a fixed-line telecommunications business in Hong Kong and Israel respectively. During the year ended 31 December 2009, the Group has spun-off Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), a former subsidiary of the Company, by way of a distribution in specie of the entire share capital of HTHKH (Note 12(a)), and has disposed of its entire indirect interest in Partner Communications Company Ltd. (“Partner Communications”) (Note 12(b)). Accordingly, the Group has since ceased to engage in telecommunications and related business in Hong Kong, Macau and Israel. As at 31 December 2009, the Group has operations in Indonesia, Vietnam, Thailand and Sri Lanka. On 8 January 2010, an indirect wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”) requested the board of directors of the Company to put forward a proposal to privatise the Company as set out in Note 39.

These accounts have been approved for issuance by the Board of Directors on 4 March 2010.

2.	Basis of Preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below.

(a)	Basis of preparation

These accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These consolidated accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of accounts in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 3.

(b)	Restatement of prior periods

As disclosed previously in the Company’s annual report for the year ended 31 December 2008 and interim report for the six months ended 30 June 2009, the staff of the US Securities and Exchange Commission (the “Staff”) had in August 2008 questioned the accounting treatment of the sale and leaseback of base station tower sites entered into by the Company’s Indonesia subsidiary, PT. Hutchison CP Telecommunications (“HCPT”).

HCPT entered into a Tower Transfer Agreement to sell up to 3,692 base station tower sites for a cash consideration of US$500 million (HK$3,882 million), with completion in tranches over a two-year period commencing on 18 March 2008. Concurrent with completion of the first tranche, HCPT entered into a Master Lease Agreement (“MLA”) to lease back a portion of the capacity on the base station tower sites as further described in Note 9(a). The Company reviewed the substance of this transaction in accordance with IFRS and determined, with the agreement of its auditor, that this transaction satisfied the criteria for recognition as an operating lease. Accordingly, the Company reflected this treatment in its audited accounts for the year ended 31 December 2008, and a gain on disposal of the base station tower sites amounting to US$182.2 million (HK$1,421 million) was recognised as well as the lease expense for the period from the commencement of the lease.

Hutchison Telecommunications International Limited 2009 Annual Report	77

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Restatement of prior periods (continued)

The sale and leaseback transaction was first reported as a subsequent event in the Company’s annual report on Form 20-F for the year ended 31 December 2007. As part of its periodic review of the Company’s 2007 Form 20-F, the Staff queried this accounting treatment in a letter dated 28 August 2008. Since that date, the Company and its auditor have had a number of discussions with the Staff.

At the conclusion of these discussions, the Staff informed the Company that in their judgment, the leaseback transaction should be classified as a finance lease under IFRS. In view of the judgmental aspects of this complex issue, the Company has decided to amend and restate the previously reported accounts for the year ended 31 December 2008 to reflect the accounting for the transaction as a finance lease in accordance with the Staff’s judgment and will be filing an amended annual report on Form 20-F for the year ended 31 December 2008. The adjustments required to the 2008 accounts include:

•	deferring and amortising the gain from the sale of the capacity leased back by the Company over the lease period in the consolidated income statement;

•	recognising the leased assets and the related finance lease obligations in the consolidated statement of financial position;

•	recognising depreciation expense on the leased assets and interest expense on the lease payments as finance lease charges.

The gain attributable to the portion of the capacity of the base station tower sites sold under the Tower Transfer Agreement that has not been leased back by HCPT, amounting to US$54.6 million (HK$426 million), continues to be recognised in the income statement in 2008.

The following tables disclose the adjustments that have been made to each of the line items in the consolidated income statement and the consolidated statement of cash flows as previously reported for the year ended 31 December 2008, and the consolidated statement of financial position as previously reported as at 31 December 2008.

In addition, the spin-off of HTHKH and the disposal of the entire indirect interest in Partner Communications respectively by the Group in 2009 as set out in Note 12 resulted in the presentation of the results of both HTHKH and its subsidiaries (“HTHKH Group”) and Partner Communications for the year ended 31 December 2008 as “discontinued operations” in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Accordingly, this reclassification was included in the effect of restatement presented below.

78	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Restatement of prior periods (continued)

(i)	Effect on the consolidated income statement for the year ended 31 December 2008

HK$ millions (except for earnings per share)	2008	Effect of restatement Increase/(Decrease) in profit for the year			2008
	(as previously reported)	Sale and lease back of tower sites	Reclassifi- cation to discon- tinued operations (Note 12)	Sub-total	(as restated)
Continuing operations:
Turnover	23,725	–	(21,917)	(21,917)	1,808
Cost of inventories sold	(2,785)	–	2,785	2,785	–
Staff costs	(2,511)	–	2,121	2,1215	(390)
Depreciation and amortisation	(4,531)	(57)	3,913	3,856	(675)
Other operating expenses	(12,291)	(150)	9,391	9,241	(3,050)
Profit on disposal of investments and others, net	2,453	(956)	(3)	(959)	1,494
Operating profit/(loss)	4,060	(1,163)	(3,710)	(4,873)	(813)
Interest income	1,074	–	(176)	(176)	898
Interest and other finance costs	(1,330)	(88)	684	596	(734)
Share of results of jointly-controlled entities	(11)	–	11	11	–
Profit/(Loss) before taxation	3,793	(1,251)	(3,191)	(4,442)	(649)
Taxation	(874)	–	795	795	(79)
Profit/(Loss) for the year from continuing operations	2,919	(1,251)	(2,396)	(3,647)	(728)
Discontinued operations:
Profit for the year from discontinued operations	–	–	2,396	2,396	2,396
Profit for the year	2,919	(1,251)	–	(1,251)	1,668
Attributable to:
Equity holders of the Company:
– continuing operations	1,883	(751)	(1,415)	(2,166)	(283)
– discontinued operations	–	–	1,415	1,415	1,415
	1,883	(751)	–	(751)	1,132
Minority interest:
– continuing operations	1,036	(500)	(981)	(1,481)	(445)
– discontinued operations	–	–	981	981	981
	1,036	(500)	–	(500)	536
	2,919	(1,251)	–	(1,251)	1,668
Earnings per share attributable to equity
holders of the Company
(HK$ per share)
– basic	0.39	(0.15)	–	(0.15)	0.24
– diluted	0.39	(0.15)	–	(0.15)	0.24

Hutchison Telecommunications International Limited 2009 Annual Report	79

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Restatement of prior periods (continued)

(ii)	Effect on the consolidated statement of financial position as at 31 December 2008

HK$ millions	2008	Effect of restatement Increase/(Decrease) In net assets	2008
	(as previously reported)	Sale and leaseback of tower sites	(as restated)

ASSETS
Current assets
Cash and cash equivalents	2,525	–	2,525
Trade and other receivables	5,072	(292)	4,780
Stocks	463	–	463
Derivative financial assets	48	–	48

Total current assets	8,108	(292)	7,816

Assets held for sale	174	–	174

Non-current assets
Fixed assets	17,216	1,184	18,400
Goodwill	6,815	–	6,815
Other intangible assets	7,160	–	7,160
Other non-current assets	3,844	–	3,844
Deferred tax assets	368	–	368
Interests in associates	2	–	2
Interests in jointly-controlled entities	88	–	88

Total non-current assets	35,493	1,184	36,677

Total assets	43,775	892	44,667

LIABILITIES
Current liabilities
Trade and other payables	8,000	69	8,069
Borrowings	7,652	–	7,652
Current income tax liabilities	104	–	104
Derivative financial liabilities	27	–	27

Total current liabilities	15,783	69	15,852

Non-current liabilities
Borrowings	3,348	1,086	4,434
Deferred tax liabilities	457	–	457
Other non-current liabilities	2,458	810	3,268

Total non-current liabilities	6,263	1,896	8,159

Total liabilities	22,046	1,965	24,011

80	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Restatement of prior periods (continued)

(ii)	Effect on the consolidated statement of financial position as at 31 December 2008 (continued)

		Effect of restatement Increase/(Decrease)
HK$ millions	2008	in net assets	2008
	(as previously reported)	Sale and leaseback of tower sites	(as restated)

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,204	–	1,204
Reserves	17,909	(644)	17,265

	19,113	(644)	18,469
Minority interest	2,616	(429)	2,187

Total equity	21,729	(1,073)	20,656

Total equity and liabilities	43,775	892	44,667

Net current liabilities	(7,675)	(361)	(8,036)

Total assets less current liabilities	27,992	823	28,815

(iii)	Effect on the consolidated statement of cash flows for the year ended 31 December 2008

An amount of HK$1,486 million previously recorded under investing activities as “proceeds from disposal of base station tower sites” was now reclassified under financing activities as an additional borrowing. Prepaid operating lease rental amounting to HK$400 million previously recorded under operating activities as “changes in working capital” was now reclassified under financing activities as repayment of loans.

(c)	Significant accounting policies

During the year, the Group has adopted all of the new or revised IFRS, which term collectively includes International Accounting Standards (“IAS”) and related interpretations that are relevant to its operations and effective for accounting periods beginning on 1 January 2009:

IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IFRS 7 (Amendment)	Financial Instruments: Disclosures
IAS 23 (Revised)	Borrowing Costs
IFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations
IFRS 1 and IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly-controlled Entity or Associate

The adoption of these new or revised IFRS had no material effect on the Group’s results and financial position for the current or prior periods.

Hutchison Telecommunications International Limited 2009 Annual Report	81

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(c)	Significant accounting policies (continued)

At the date of authorisation of these accounts, the following new or revised standards, amendments to standards and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2009:

IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 39 (Amendment)	Eligible Hedged Items
IFRS 3 (Revised)	Business Combinations
IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners
IFRIC Interpretation 18	Transfers of Assets from Customers
IFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transaction
IFRS (Amendments)	Improvements to IFRS 2009
IAS 32 (Amendment)	Classification of Right Issues
IFRS 1 (Revised)	First-time Adoption of IFRS
IFRS 1 (Amendment)	Additional Exemptions for First-time Adopters
IFRIC Interpretation 19	Extinguishing Financial Liabilities with Equity Instruments
IFRS 9	Financial Instruments
IFRIC Interpretation 14 (Amendments)	Prepayment of a Minimum Funding Requirement
IAS 24 (Amendment)	Related Party Disclosures

The Group did not early adopt any of these new or revised standards, amendments to standards and interpretations to existing standards. The Group is in the process of assessing the impact of these new or revised standards, amendments to standards and interpretations to existing standards on the Group’s results and financial position in the future.

(d)	Basis of consolidation

The consolidated accounts made up to 31 December include the accounts of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interest in associates and jointly-controlled entities on the basis set out in Notes 2(g) and 2(h) below. Results of subsidiaries, associates and jointly-controlled entities acquired or disposed of during the year are included as from their effective dates of acquisition to 31 December 2009 or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

82	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(e)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated accounts, subsidiaries are accounted for as described in Note 2(d) above. In the unconsolidated accounts of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries as at 31 December 2009 are set forth on page 147.

(f)	Minority interest

Minority interest at the financial position date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated statement of financial position separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

(g)	Associates

An investee company is classified as an associate if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associates are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associates represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

(h)	Joint ventures

A joint venture is a contractual agreement whereby the venturers undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

A jointly-controlled entity is a joint venture which involves the establishment of a separate entity. The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated accounts using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. The total carrying amount of such investments is reduced to recognise any identified impairment loss in the value of individual investments.

(i)	Business co-operation contract

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co- operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunications Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently has accounted for the BCC as if it is a subsidiary of the Group. The Group has recognised in its accounts the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and the revenue that is generated from the BCC.

Hutchison Telecommunications International Limited 2009 Annual Report	83

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(j)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20 – 50 years
Telecommunications and network equipment	10 – 35 years
Motor vehicles	4 – 5 years
Office furniture & equipment and computer equipment	3 – 7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the period in which they are incurred.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

The gain or loss on disposal or retirement of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(k)	Leases

Assets acquired pursuant to finance leases that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased and are depreciated over the shorter of the useful life of the assets and the lease term.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the income statement. All other leases are accounted for as operating leases and the rental payments are charged to the income statement on a straight-line basis.

Under certain circumstances, the Group may enter into sale and leaseback arrangements whereby it sells certain assets and leases back a portion of those assets. The Group reviews the substance of each of these transactions to determine whether the leaseback is a finance lease or an operating lease. Where it is determined that the leaseback is an operating lease and (i) the Group does not maintain or maintains only minor continuing involvement in these assets, other than the required lease payments and (ii) these transactions are established at fair value, the gain or loss on sale is recognised in the income statement immediately. Any gain or loss on a sale and finance leaseback transaction is deferred and amortised over the term of the lease.

84	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(l)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or jointly-controlled entity at the date of acquisition.

Goodwill on acquisition is reported in the consolidated statement of financial position as a separate asset or, as applicable, included within investment in associate and jointly-controlled entity. Goodwill is tested for impairment annually and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The Group allocates goodwill to each operating segment in each country in which it operates.

(m)	Other intangible assets

(i)	Telecommunications licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

(ii)	Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers, which are postpaid (and primarily 3G) customers, pursuant to a contract with early termination penalties are capitalised if (i) such costs are identifiable and controlled; (ii) it is probable that future economic benefits will flow from the customers to the Group; and (iii) such costs can be measured reliably. Subsidies on handset sales, which are calculated by deducting the customers’ payment towards the handset from the cost of the handset, are included in the customer acquisition and retention costs. Capitalised customer acquisition and retention costs are amortised over the minimum enforceable contractual period, which is generally a period of 18 – 24 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses. Amortisation of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. Brand name and customer base with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Brand name                                17 years

Customer base                            5 – 9 years

Hutchison Telecommunications International Limited 2009 Annual Report	85

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(n)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

(o)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e. CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(p)	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

(q)	Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are expected to be realised within 12 months after the financial position date.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities within 12 months after the financial position date which are classified as current assets.

86	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(q)	Financial assets (continued)

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the financial position date which are classified as non-current assets.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss” category are included in the income statement in the period in which they arise. Available-for-sale financial assets are carried at fair value and changes in fair value are dealt with as movements in the fair value and other reserves except for impairment losses which are charged to the income statement. When available-for-sale financial assets are sold, the cumulative fair value gains or losses previously recognised in the fair value and other reserves is removed from the reserves and recognised in the income statement.

(v)	Impairment of financial assets

The Group assesses at each financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For financial assets carried at amortised cost, the amount of the impairment is the difference between the assets’ carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. When securities classified as available for sale are impaired, the accumulated fair value adjustments recognised in equity are included in the income statement.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of a provision account. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of provision is determined based on historical data of payment statistics for aged receivable balances. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against the income statement. Changes in the carrying amount of the provision account are recognised in the income statement.

Hutchison Telecommunications International Limited 2009 Annual Report	87

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(r)	Derivative financial instruments and hedging activities

Derivative financial instruments are utilised by the Group in the management of its foreign currency and interest rate exposures. The Group’s policy is not to utilise derivative financial instruments for trading or speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting date. Changes in fair value are recognised based on whether certain qualifying criteria under IAS 39 “Financial Instruments: Recognition and Measurement” are satisfied in order to apply hedge accounting, and if so, the nature of the items being hedged.

Derivatives designated as hedging instruments to hedge against the cash flows attributable to recognised liabilities or forecast payments may qualify as cash flow hedges. The Group mainly enters into forward foreign exchange contracts to hedge certain foreign exchange risks of the Group. Changes in fair value of these derivatives are dealt with as movements in the hedging reserve under equity. When a hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement as interest and other finance costs.

Derivatives that do not qualify for hedge accounting under IAS 39 “Financial Instruments: Recognition and Measurement” are accounted for with the changes in fair value being recognised in the income statement.

(s)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition, net of outstanding bank overdrafts.

(t)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(u)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment (Note 2(q)(v)).

(v)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the issue of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method except for borrowing costs capitalised for qualifying assets (Note 2(j)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the financial position date.

88	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(w)	Provisions

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(x)	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and jointly-controlled entities, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(y)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(z)	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

Hutchison Telecommunications International Limited 2009 Annual Report	89

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(aa)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the financial position date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of comprehensive income.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the income statement in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each financial position date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably committed itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

90	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(ab)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial position date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

–	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

–

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

–	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(ac)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the board of directors of the Company who is responsible for allocating resources and assessing performance of the operating segments.

Hutchison Telecommunications International Limited 2009 Annual Report	91

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(ad)	Revenue recognition

The Group recognises revenue on the following bases:

(i)	Installation fees are recognised on connection of the service.

(ii)	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the end customers when they are sold on a standalone basis.

When handsets are sold to end customers as part of multiple element arrangements (which typically include the sale of a handset together with a fixed-term service contract), the amount received for the handset up to its fair value is accounted for as revenue from the handset sale upon delivery to the end customers.

When handsets are sold to end customers for purposes of acquiring new customers or retaining existing customers, the Group subsidises the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non revenue-generating transaction and accordingly, no revenue is recognised from these types of handset sales. The subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalised as an element of customer acquisition and retention costs in accordance with the accounting policy set out in Note 2(m)(ii).

(iii)	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

(iv)	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

(v)	Revenues from monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

(vi)	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

(ae)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(af)	Dilution of interest in subsidiaries or associates

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associate, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

(ag)	Increase in proportionate share of subsidiaries

The increase in the Group’s proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary’s assets and liabilities is recognised as goodwill or negative goodwill in accordance with Notes 2(d) and 2(l) above.

92	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

3.	Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 4 and 22 contain information about the assumptions and their risk factors relating to financial instruments and goodwill impairment. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in telecommunications and network equipment. As at 31 December 2009, the carrying amount of these telecommunications and network equipment is approximately HK$7,353 million (2008 – HK$15,898 million). Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change. During the year ended 31 December 2009, the Group reassessed the useful lives of its certain telecommunications and network equipment as set out in Note 21.

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iii)	Asset impairment

Management judgment is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. In performing the impairment assessment, the Group has also considered the impact of the current economic environment on the operations of the Group. The results of the impairment tests undertaken as at 31 December 2009 indicated that no impairment charge was necessary (Note 22).

Hutchison Telecommunications International Limited 2009 Annual Report	93

Notes to the Accounts

3.	Critical Accounting Estimates and Judgments (continued)

(b)	Critical judgments in applying the Group’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards.

(ii)	Sale and leaseback transactions

The Group classifies leases into finance leases or operating leases in accordance with the accounting policy stated in Note 2(k). Determining whether a lease transaction is a finance lease or an operating lease requires judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Group. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification of a transaction as a finance lease or an operating lease determines whether the leased asset is treated on- balance sheet or off-balance sheet as set out in Note 2(k). In sale and leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognised. It is either deferred and amortised (finance lease) or recognised immediately (operating lease). During the years ended 31 December 2008 and 2009, the Group has deferred and amortised gain on disposal of base station tower sites as set out in Note 9(a).

(iii)	Other income

The Group has been granted credit vouchers by certain network suppliers for offset against future services and purchases from the suppliers. The value of the vouchers is recognised as other income as set out in Note 9(c). Judgment is required in determining the fair value of the vouchers and whether the credit voucher should be accounted for as income or as a purchase discount. This determination includes, but is not limited to, an assessment of the nature of the credit vouchers and their grant, the conditions attached to utilisation of the vouchers, and the separation of economic events from future purchases.

Recognition as income or as a purchase discount determines whether the credit vouchers are recognised immediately when the Group becomes entitled to the right to use them and the contractual obligations of the network supplier are waived, or they are deferred and recognised upon making purchases from the supplier and offset against the purchase invoices.

4.	Financial Risk Management

(a)	Financial risk factors

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to the Group’s financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in a currency that is not the entity’s functional currency. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts as well as forward foreign exchange contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for speculative purposes.

94	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with the borrowings and accounts payable. During the year, the Group places deposits with banks denominated in various currencies for the purpose of working capital management. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist. The Group may use derivative instruments to manage or adjust its exposures.

The table below summarises the foreign exchange exposure in US dollars, and sets out the net monetary position of each sub- group, offsetting the foreign currency denominated borrowings against the relevant foreign exchange forward and swap contracts, expressed in the Group’s presentation currency of HK dollars. The Group does not have a significant exposure to other foreign currencies.

	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions
Hong Kong	136	–
Israel	(505)	–
Thailand	(70)	(34)
Indonesia	(1,865)	(2,032)
Vietnam	239	392
Others*	1,539	6,622
Total net exposure: net (liabilities)/assets	(526)	4,948

*             “Others” as at 31 December 2008 and 2009 comprised Sri Lanka and Corporate.

As at the financial position dates, a 10% strengthening of the functional currency of each sub-group against US dollars would have increased/(decreased) profit and loss by the amounts as shown below. This analysis assumes that all other variables remain constant.

	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions
Impact to pre-tax profit and loss (Decrease)/Increase	(53)	495

A 10% weakening of the functional currency of each sub-group against US dollars at 31 December would have had the equal but opposite effect on these currencies to the amounts shown above, on the basis that all other variables remain constant.

Hutchison Telecommunications International Limited 2009 Annual Report	95

Notes to the Accounts

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(ii)	Interest rate exposure

The Group’s main interest rate exposures relate to its borrowings, investments of surplus funds and secured notes classified as available-for-sale financial assets. The Group manages its interest rate exposure of borrowings with a focus on reducing the overall cost of debt. When considered appropriate, we use interest rate swaps to manage the interest rate exposure. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

As at the financial position dates, the carrying amount of the Group’s financial assets and liabilities where their cash flows are subject to interest rate exposure are as follows:

	2008	2009
	HK$ millions	HK$ millions
Cash at banks and short-term bank deposits	2,520	108
Available-for-sale financial assets	–	2,114
Other receivables	75	–
Deposits classified in non-current assets	14	16
Borrowings at floating rates	(10,978)	(371)
Interest bearing loans from minority shareholders	(159)	–
Currency swap	(12)	(5)
Other derivatives	(4)	–
	(8,544)	1,862

The interest rate profile of the Group’s borrowings is disclosed in Note 28. The cash deposits placed with banks generate interest at the prevailing market interest rates.

As at 31 December 2008 and 2009, if interest rates had been 100 basis points lower, with all other variables held constant, the impacts to pre-tax profit and loss would be as follows:
	2008	2009
	HK$ millions	HK$ millions
Impact to pre-tax profit and loss Increase	71	3

The above impacts to pre-tax profit and loss are mainly attributable to lower interest expenses on floating rate borrowings and lower interest income from cash and deposits. If interest rates had been 100 basis points higher, with all other variables held constant, at the financial position date would have had the equal but opposite effect on income statement as shown above.

As at 31 December 2009, the Group had secured notes with fixed interest rate classified as available-for-sale financial assets, which exposed the Group to fair value interest rate risk. As at 31 December 2009, if the market interest rates had been 100 basis points higher/lower, with all other variables held constant, the fair value and other reserves would have been HK$76 million lower/HK$91 million higher as a result of the decrease/increase in the fair value of the fixed-rate secured notes.

96	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(ii)	Interest rate exposure (continued)

For certain deposits with fixed interest rates, changes in market interest rates would have no impact on profit for the year or total equity. Accordingly, these short-term deposits with fixed interest rates are excluded from the interest rate sensitivity analysis as they are not subject to interest rate risk as defined under IFRS 7.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the end of the reporting year and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point movement represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual financial position date. The analysis was performed on the same basis for 2008.

(iii)	Credit risk

Credit risk is managed on a group basis. The Group’s credit risk arises from counter-party risk in respect of derivative financial instruments as well as credit exposures to trade and other receivables and secured notes classified as available-for-sale financial assets. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

For counter party and investment risks in respect of our surplus funds and restricted cash, the Group manages these risks by placing deposits with credit worthy financial institutions attaining a minimum credit rating of AA-/Aa3 as rated by Standard & Poor’s or Moody’s or investing in marketable securities such as US Treasuries or Commercial Papers/Certificates of Deposits issued by credit-worthy counter– parties with similar credit rating as above. Any deviations from this policy are to be approved by the Board. As at 31 December 2009, all surplus funds and restricted cash are placed with financial institutions attaining a minimum credit rating of AA-/Aa3 as rated by Standard & Poor’s or Moody’s.

The average credit period granted by the Group to the customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

The secured notes classified as available-for-sale financial assets are secured by designated assets of the issuer (Note 19) which fair value is estimated to be higher than the carrying value of the secured notes as at 31 December 2009 therefore the related credit risk exposure is considered minimal.

The Group considers its maximum exposure to credit risk at the reporting dates is the carrying value of each class of financial assets as follows:

	2008	2009
	HK$ millions	HK$ millions
	(Restated – Note 2(b))
Cash at banks and short-term bank deposits	2,520	4,199
Restricted cash	–	1,372
Trade and other receivables (Note 17)	4,780	2,199
Derivative financial assets (Note 18(a))	48	–
Available-for-sale financial assets (Note 19)	–	2,114
Other receivable classified as other non-current assets	1,149	260
	8,497	10,144

Hutchison Telecommunications International Limited 2009 Annual Report	97

Notes to the Accounts

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk

Prudent liquidity risk management, including maintaining sufficient cash, the availability of funding from an adequate amount of committed credit facilities to fund working capital, debt service, dividend payments, new investments and the ability to close out market positions, is adopted. Due to the dynamic nature of the underlying businesses, the Group maintains significant flexibility in funding in response to opportunities and events by ensuring committed credit facilities are available.

The following tables detail the contractual maturities at the financial position date of the Group’s financial liabilities and net-settled derivative financial liabilities, which are based on contractual undiscounted cash flows and the earliest date the Group can be required to pay.

	Carrying amount HK$ millions	Contractual liabilities HK$ millions	Non– contractual liabilities HK$ millions	Contractual undiscounted cashflow HK$ millions	Within 1 year HK$ millions	After 1 year but within 2 years HK$ millions	After 2 years but within 5 years HK$ millions	After 5 years HK$ millions

As at 31 December 2008 (Restated – Note 2(b))
Borrowings (Note 28)	12,086	12,086	–	(13,397)	(7,653)	(1,669)	(2,571)	(1,504)
Currency swap (Note 18(b))	12	12	–	(12)	(8)	(4)	–	–
Other derivatives (Note 18(b))	13	13	–	(13)	(13)	–	–	–
Trade payables (Note 27(a))	1,964	1,964	–	(1,964)	(1,964)	–	–	–
Other payables	6,078	2,164	3,914	(2,164)	(2,076)	(88)	–	–
Licence fees liabilities (Note 29(a))	2,354	2,354	–	(3,586)	(389)	(450)	(1,539)	(1,208)
	22,507	18,593	3,914	(21,136)	(12,103)	(2,211)	(4,110)	(2,712)

	Carrying amount HK$ millions	Contractual liabilities HK$ millions	Non– contractual liabilities HK$ millions	Contractual undiscounted cashflow HK$ millions	Within 1 year HK$ millions	After 1 year but within 2 years HK$ millions	After 2 years but within 5 years HK$ millions	After 5 years HK$ millions

As at 31 December 2009
Borrowings (Note 28)	2,287	2,287	–	(4,140)	(483)	(370)	(1,112)	(2,175)
Currency swap (Note 18(b))	5	5	–	(5)	(5)	–	–	–
Trade payables (Note 27(a))	63	63	–	(63)	(63)	–	–	–
Other payables	5,790	2,752	3,038	(2,752)	(2,752)	–	–	–
Licence fees liabilities (Note 29(a))	1,913	1,913	–	(2,644)	(415)	(422)	(1,425)	(382)
	10,058	7,020	3,038	(9,604)	(3,718)	(792)	(2,537)	(2,557)

98	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

The tables above exclude interest accruing and payable on certain of these liabilities as at the respective financial position date which are estimated as follows:–

	Within 1 year HK$ millions	After 1 year but within 2 years HK$ millions	After 2 years but within 5 years HK$ millions	After 5 years HK$ millions	Total HK$ millions

31 December 2008 (Restated – Note 2(b))	409	287	527	476	1,699
31 December 2009	279	263	685	628	1,855

These estimates are calculated assuming effect of hedging transactions and interest rates with respect to variable rate financial liabilities remain constant and there is no change in aggregate principal amount of financial liabilities other than repayment at scheduled maturity as reflected in the table.

As at 31 December 2009, there is no derivative financial liabilities in the Group which will be settled on a gross basis. The following table details the contractual maturities as at 31 December 2008 of the Group’s derivative financial liabilities that will be settled on a gross basis. The amounts disclosed in the table below is based on the contractual undiscounted cash flows and the earliest date the Group can be required to pay.

	Carrying amount HK$ millions	Contractual liabilities HK$ millions	Non– contractual liabilities HK$ millions	Contractual undiscounted cashflow HK$ millions	Within 1 year HK$ millions	After 1 year but within 2 years HK$ millions	After 2 years but within 5 years HK$ millions	After 5 years HK$ millions

As at 31 December 2008
Forward foreign exchange contracts – not qualified for hedges	2	2	–
– Inflow				195	195	–	–	–
– Outflow				(197)	(197)	–	–	–

	2	2	–	(2)	(2)	–	–	–

(b)	Capital risk management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Group’s overall strategy remains unchanged from 2008.

The Group defines capital as total equity attributable to equity holders of the Company, comprising share capital and reserves, as shown in the consolidated statement of financial position. The Group actively and regularly reviews and manages its capital structure to ensure capital and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, projected operating cash flows and projected capital expenditures.

Hutchison Telecommunications International Limited 2009 Annual Report	99

Notes to the Accounts

4.	Financial Risk Management (continued)

(c)	Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each financial position date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts and currency swaps is determined using the prevailing market rates at the financial position date. The fair value of available-for-sale financial assets (Note 19) is determined by using valuation technique by discounting the estimated cash flows at the effective interest rate. As at 31 December 2008, the fair value of other derivatives was determined using significant observable inputs such as those issued by the Israeli Central Bureau of Statistics and quotes from Israeli banks; while the fair value of non-current assets held for sale was determined by using valuation techniques as performed by an independent valuation (Note 20). As a result of non-availability of market-based evidence, the fair value of base station towers sold and assets leased back in the sale and finance leaseback transaction (Note 9(a)) was determined respectively by the replacement cost approach and the income approach through discounting the estimated cash flows to be generated from the lease payments over the life of the leased assets.

The carrying amounts of cash and cash equivalents, and trade and other receivables and payables are assumed to approximate to their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The fair value of financial instruments as at 31 December 2008 and 2009 consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities

Level 2	Inputs other than quoted prices in active markets for identical assets and liabilities

Level 3	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable

100	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

4.	Financial Risk Management (continued)

(c)	Fair value estimation (continued)

The following tables present the balances of derivative financial assets and liabilities measured at fair value as at the reporting dates:

	Fair value measurement as at 31 December 2008
	Total amount HK$ millions	Level 1 HK$ millions	Level 2 HK$ millions	Level 3 HK$ millions
Derivative financial assets:
Forward foreign exchange contracts (Note 18(a))	39	–	39	–
Other derivatives (Note 18(a))	9	–	9	–
	48	–	48	–
Derivative financial liabilities:
Currency swap (Note 18(b))	(12)	–	(12)	–
Forward foreign exchange contracts (Note 18(b))	(2)	–	(2)	–
Other derivatives (Note 18(b))	(13)	–	(13)	–
	(27)	–	(27)	–

	Fair value measurement as at 31 December 2009
	Total amount HK$ millions	Level 1 HK$ millions	Level 2 HK$ millions	Level 3 HK$ millions
Available-for-sale financial assets (Note 19)	2,114	–	2,114	–
Derivative financial liabilities:
Currency swap (Note 18(b))	(5)	–	(5)	–

There were no transfers between levels during the year.

Hutchison Telecommunications International Limited 2009 Annual Report	101

Notes to the Accounts

5.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

	2008	2009
	HK$ millions	HK$ millions
	(Restated
	– Note 2(b))
Continuing operations
Mobile telecommunications services	1,808	1,856
Discontinued operations
Mobile telecommunications services	17,094	10,407
Mobile telecommunications products	2,080	1,165
Fixed-line telecommunications services	2,708	1,037
Other non-telecommunications businesses	35	11
	21,917	12,620
	23,725	14,476

6.	Segment Information

Segment information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. Management of the Group measures the performance of its segments based on operating profit. The segment information on turnover and operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

	As at and for the year ended 31 December 2008
	Continuing operations					Discontinued operations

	Thailand	Indonesia	Vietnam	Others*	Total	Hong Kong and Macau	Israel	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
		(Restated – Note 2(b))			(Restated – Note 2(b))
Turnover	1,192	315	18	283	1,808	8,104	13,813	21,917
Operating costs	(1,111)	(1,468)	(308)	(553)	(3,440)	(5,341)	(8,956)	(14,297)
Depreciation and amortisation	(1)	(396)	(230)	(48)	(675)	(1,995)	(1,918)	(3,913)
Profit on disposal of investments and others, net	–	1,196	–	298	1,494	–	3	3
Operating profit/(loss)	80	(353)	(520)	(20)	(813)	768	2,942	3,710
Other non-cash items included in income statement:
Share-based payments	–	–	–	(53)	(53)	(15)	(20)	(35)
Total assets	679	6,717	2,207	2,579	12,182	18,629	13,856	32,485
Total liabilities	(1,787)	(4,686)	(247)	(859)	(7,579)	(9,019)	(7,413)	(16,432)
Capital expenditures incurred during the year on:
Fixed assets	34	3,030	259	186	3,509	1,069	1,191	2,260
Other intangible assets	–	–	–	–	–	865	–	865
	34	3,030	259	186	3,509	1,934	1,191	3,125

*	“Others” segment for the year ended 31 December 2008 comprised Sri Lanka and Corporate as well as Ghana up to the date of disposal on 11 July 2008.

102	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

6.	Segment Information (continued)

	As at and for the year ended 31 December 2009
	Continuing operations					Discontinued operations
	Thailand HK$ millions	Indonesia HK$ millions	Vietnam HK$ millions	Others* HK$ millions	Total HK$ millions	Hong Kong and Macau HK$ millions	Israel HK$ millions	Total HK$ millions
Turnover	1,046	608	141	61	1,856	2,730	9,890	12,620
Operating costs	(963)	(1,908)	(502)	(267)	(3,640)	(1,793)	(6,286)	(8,079)
Depreciation and amortisation	(5)	(579)	(72)	(52)	(708)	(671)	(742)	(1,413)
Profit on disposal of investments and others, net	–	423	–	–	423	–	8	8
Operating profit/(loss)	78	(1,456)	(433)	(258)	(2,069)	266	2,870	3,136
Other non-cash items included in income statement:
Share-based payments	–	–	–	(15)	(15)	(2)	(31)	(33)
Total assets	938	10,560	3,376	8,514	23,388	–	–	–
Total liabilities	(2,031)	(5,962)	(1,268)	(2,153)	(11,414)	–	–	–
Capital expenditures incurred during the year on:
Fixed assets	31	2,864	646	121	3,662	265	804	1,069
Other intangible assets	–	–	–	–	–	233	330	563
	31	2,864	646	121	3,662	498	1,134	1,632

*	“Others” segment for the year ended 31 December 2009 comprised Sri Lanka and Corporate.

7.	Staff Costs

	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions
Wages and salaries	318	307
Termination benefits	1	1
Pension costs
– defined benefit plans (Note 35(a))	10	12
– defined contribution plans	8	5
Share-based payments
– equity-settled	53	15
	390	340

Hutchison Telecommunications International Limited 2009 Annual Report	103

Notes to the Accounts

7.	Staff Costs (continued)

(a)	Directors’ emoluments

	Year ended 31 December 2008
Name of Director	Fees HK$ millions	Basic salaries, allowances and benefits-in-kind HK$ millions	Bonuses HK$ millions	Provident fund contributions HK$ millions	Share-based payments HK$ millions	Total HK$ millions
FOK Kin-ning, Canning	0.37	–	–	–	–	0.37
LUI Dennis Pok Man	0.27	3.98	10.89	0.30	10.61	26.05
Christopher John FOLL	0.10	0.98	0.60	0.07	0.13	1.88
Tim Lincoln PENNINGTON	0.17	2.31	2.17	0.46	3.93	9.04
Frank John SIXT	0.27	–	–	–	–	0.27
CHAN Ting Yu	0.27	2.99	3.07	0.21	3.89	10.43
CHOW WOO Mo Fong, Susan	0.27	–	–	–	–	0.27
WONG King Fai, Peter	0.27	3.28	6.76	0.24	3.11	13.66
Aldo MAREUSE	–	–	–	–	–	–
Michael John O’CONNOR	–	–	–	–	–	–
KWAN Kai Cheong	0.65	–	–	–	–	0.65
John W STANTON	0.55	–	–	–	–	0.55
Kevin WESTLEY	0.65	–	–	–	–	0.65
	3.84	13.54	23.49	1.28	21.67	63.82

	Year ended 31 December 2009
Name of Director	Fees HK$ millions	Basic salaries, allowances and benefits-in-kind HK$ millions	Bonuses HK$ millions	Provident fund contributions HK$ millions	Share-based payments HK$ millions	Total HK$ millions
FOK Kin-ning, Canning	0.37	–	–	–	–	0.37
LUI Dennis Pok Man	0.27	3.92	10.89	0.30	–	15.38
Christopher John FOLL	0.27	2.72	2.31	0.19	2.69	8.18
Frank John SIXT	0.27	–	–	–	–	0.27
CHAN Ting Yu	0.27	2.98	3.25	0.21	–	6.71
CHOW WOO Mo Fong, Susan	0.27	–	–	–	–	0.27
WONG King Fai, Peter (Note (i))	0.09	1.16	2.37	0.08	–	3.70
KWAN Kai Cheong	0.65	–	–	–	–	0.65
John W STANTON	0.55	–	–	–	–	0.55
Kevin WESTLEY	0.65	–	–	–	–	0.65
	3.66	10.78	18.82	0.78	2.69	36.73

Note:

(i)	Mr Wong King Fai, Peter resigned as Director of the Company on 8 May 2009.

No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2008 and 2009.

104	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

7.	Staff Costs (continued)

(b)	Five highest paid individuals

Out of the five individuals with the highest emoluments, two (2008 – four) are directors whose emoluments are disclosed in Note 7(a) above. The aggregate of the emoluments in respect of the other three (2008 – one) individuals are as follows:

	2008 HK$ millions	2009 HK$ millions
Basic salaries, allowances and benefits-in-kind	3	6
Bonuses	8	31
Provident fund contributions	1	1
Share-based payments	2	11
	14	49

The emoluments of the above mentioned individuals, with the highest emoluments fall within the following bands:

	2008 Number of individual	2009 Number of individual
HK$7,000,001 – HK$7,500,000	–	1
HK$10,500,001 – HK$11,000,000	–	1
HK$14,000,001 – HK$14,500,000	1	–
HK$30,500,001 – HK$31,000,000	–	1

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2008 and 2009.

8.	Other Operating Expenses

	2008 HK$ millions	2009 HK$ millions
	(Restated
	– Note 2(b))
Cost of services provided	826	926
General administrative and distribution costs	1,287	1,685
Loss/(Gain) on disposal of fixed assets	17	(3)
Impairment loss on stocks and non-current assets	17	–
Operating leases in respect of
– buildings	204	193
– hire of plant, machinery and equipment	149	413
Auditor’s remuneration	26	19
Provision for impairment of trade receivables	20	6
Exchange losses/(gains)	404	(280)
Others	100	341
	3,050	3,300

Hutchison Telecommunications International Limited 2009 Annual Report	105

Notes to the Accounts

9.	Profit on Disposal of Investments and Others, Net

	Note		2008	2009
			HK$ millions	HK$ millions
			(Restated – Note 2(b))
Profit on disposal of base station tower sites	(a	)	465	268
Profit on disposal of Ghana operation	(b	)	298	–
Other income, net	(c	)	731	155
			1,494	423

(a)	Profit on disposal of base station tower sites

On 18 March 2008, HCPT, a non wholly-owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period commencing on 18 March 2008.

Concurrent with the completion of the first tranche, HCPT and Protelindo have entered into the MLA pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station tower sites and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the option to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price exercisable at the end of the 12-year initial term and at the end of the 18-year extended term if HCPT has exercised its option to extend the lease. In November 2009, the MLA was amended whereby the purchase option on all the 3,692 tower sites was removed and substituted with an amended purchase option only on specified tower sites at another pre-agreed price exercisable at the end of the 18-year extended term. In addition, HCPT has been given an option to extend the lease for another 6 years at the end of the 18-year extended term.

The capacity on such base station tower sites reserved for HCPT which has been leased back under the MLA has been accounted for as a finance lease whereby the related gain on the sale has been deferred and amortised to the income statement over the lease period. The gain attributable to the remaining portion of the capacity of such base station tower sites which has not been leased back by HCPT was recognised in the income statement upon completion of the sale.

During the year ended 31 December 2009, the sale of a total of 4 tranches comprising 969 sites (2008 – 2 tranches comprising 2,248 sites) was completed whereby a gain of US$75.9 million or HK$592 million (2008 – US$182.2 million or HK$1,421 million) was generated from the sale, of which US$22.8 million or HK$177 million (2008 – US$54.6 million or HK$426 million) was recognised in the income statement upon completion of the sale and US$53.1 million or HK$415 million (2008 – US$127.6 million or HK$995 million) was deferred. Of the amount of the deferred gain, US$11.7 million or HK$91 million (2008 – US$4.9 million or HK$39 million) was amortised to the income statement for the year ended 31 December 2009. As at 31 December 2009, the balance of unamortised deferred gain was HK$1,268 million (2008 – HK$791 million), with HK$117 million (2008 – HK$69 million) and HK$1,151 million (2008 – HK$722 million) being classified as deferred revenue under current liabilities and non-current liabilities, respectively.

(b)	Profit on disposal of Ghana operation

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly-owned subsidiary of the Company, entered into an agreement to sell the indirect interests in the Ghana operation for a cash consideration of HK$583 million. The transaction was completed on 11 July 2008 and the Group has realised a gain of HK$298 million (Note 32(a)).

106	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

9.	Profit on Disposal of Investments and Others, Net (continued)

(c)	Other income, net

During the year ended 31 December 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the income statement for the year ended 31 December 2008.

Other income for the year ended 31 December 2009 was mainly attributable to compensation income recognised by the subsidiary operating in Indonesia, including vouchers provided from certain network suppliers in compensation for the network outage and network delay suffered from the network rollout amounting to US$16.1 million (HK$125.5 million) in total.

10.	Interest and Other Finance Costs, Net

	2008	2009
	HK$ millions	HK$ millions
	(Restated
	– Note 2(b))
Interest income	898	15
Interest and other finance costs
Bank loans and overdrafts	20	9
Other loans repayable within 5 years	79	46
Obligations under finance leases	88	225
Notional non-cash interest accretion (Note)	309	236
Guarantee and other finance fees	32	68
Net exchange loss on borrowings	209	71
	737	655
Less: Interest capitalised	(4)	(2)
	733	653
Fair value loss on derivative instruments:
Currency swap	1	–
	734	653
Interest and other finance costs, net	(164)	638
Capitalisation rate applied to funds borrowed for the funding of the assets	3.80% – 6.98%	2.28% – 6.10%

Note:

Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognised in the statement of financial position such as licence fees liabilities and asset retirement obligations to the present value of the estimated future cash flows expected to be required for their settlement in the future.

11.	Taxation

	Year ended 31 December 2008			Year ended 31 December 2009
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
	(Restated	(Restated	(Restated
	– Note 2(b))	– Note 2(b))	– Note 2(b))
Hong Kong	(7)	–	(7)	–	–	–
Outside Hong Kong	78	8	86	30	(1)	29
	71	8	79	30	(1)	29

Hutchison Telecommunications International Limited 2009 Annual Report	107

Notes to the Accounts

11.	Taxation (continued)

During the year ended 31 December 2009, no Hong Kong profits tax has been provided for as the Group did not generate any taxable profits from continuing operations in Hong Kong (2008 – 16.5% on the estimated assessable profits less available tax losses for the year). Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge at respective applicable tax rates and the Group’s tax charge for the years were as follows:

	2008	2009
	HK$ millions	HK$ millions
	(Restated
	– Note 2(b))
Tax calculated at the domestic rates applicable to profits in the country concerned	(298)	(561)
Income not subject to taxation	(117)	(24)
Expenses not deductible for taxation purposes	18	2
Temporary differences not recognised	(229)	(90)
Recognition of previously unrecognised tax losses	(14)	(26)
(Over)/Under provision in prior years	(8)	1
Tax losses not recognised	650	700
Withholding tax	77	27
Total taxation charge	79	29

The change in average applicable tax rate was mainly caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

12.	Profit for the year from Discontinued Operations

(a)	Spin-off of HTHKH

On 4 March 2009, the Board of Directors of the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie (“the Distribution”) of the entire share capital of HTHKH, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by the Company and HWL; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH Group operates a mobile telecommunications business in Hong Kong and Macau and a fixed-line telecommunications business in Hong Kong.

On 7 May 2009, the Company has made the Distribution of HK$10,234 million (Note 13), which is equivalent to the net asset value of HTHKH Group on that date, in the form of distribution in specie of the 4,814,346,208 ordinary shares of HK$0.25 each (“HTHKH Shares”), representing the entire share capital of HTHKH. The net asset value of HTHKH represented the Company’s cost of investment in HTHKH, net of post acquisition losses of HTHKH Group. The Company’s cost of investment in HTHKH immediately prior to the Distribution was HK$12,418 million (Note 41(f)). The Distribution was made to the shareholders on the register of members on 30 April 2009 on the basis of one HTHKH Share for every one ordinary share of the Company of HK$0.25 each in the capital of the Company. The HTHKH Shares were listed on the Main Board of the SEHK on 8 May 2009.

Following the Distribution and the listing of HTHKH Shares on the Main Board of the SEHK, HTHKH Group ceased to be subsidiaries of the Group and the results of HTHKH Group up to 7 May 2009 have been presented as “discontinued operations” in accordance with IFRS 5 in these accounts for the year ended 31 December 2009. The presentation of comparative information in respect of the year ended 31 December 2008 has been restated to conform to the requirements of IFRS 5.

108	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

12.	Profit for the year from Discontinued Operations (continued)

(b)	Disposal of Partner Communications

On 12 August 2009, the Group, through an indirect wholly-owned subsidiary of the Company, entered into an agreement to sell its entire indirect interest in Partner Communications in Israel, for a total consideration, of NIS5,294.4 million (approximately HK$10,620 million) (the “Transaction”). The consideration is comprised of cash of NIS4,145.4 million (approximately HK$8,520 million) and secured notes in an aggregate principal amount of US$300 million and in an aggregate fair value is US$271 million (approximately HK$2,100 million). Details of the terms of the secured notes are set out in Note 19. The Transaction was completed on 28 October 2009 and the Group has realised a disposal gain of approximately US$812 million (approximately HK$6,333 million). Accordingly, the results of Partner Communications were presented as “discontinued operations” in accordance with IFRS 5 in the income statement for the year ended 31 December 2009. The presentation of comparative information in respect of the year ended 31 December 2008 has been restated to conform to the requirements of IFRS 5.

The analysis of the results of the discontinued operations and the profit on disposal was as follows:

	2008			2009
	HTHKH HK$ millions	Partner Communications HK$ millions	Total HK$ millions	HTHKH HK$ millions	Partner Communications HK$ millions	Total HK$ millions
Turnover	8,104	13,813	21,917	2,730	9,890	12,620
Cost of inventories sold	(740)	(1,829)	(2,569)	(181)	(666)	(847)
Staff costs	(488)	(1,633)	(2,121)	(162)	(1,280)	(1,442)
Depreciation and amortisation	(1,995)	(1,918)	(3,913)	(671)	(742)	(1,413)
Other operating expenses	(4,113)	(5,494)	(9,607)	(1,450)	(4,340)	(5,790)
Profit on disposal of investment and others, net	–	3	3	–	8	8
Operating profit	768	2,942	3,710	266	2,870	3,136
Interest income	18	158	176	–	98	98
Interest and other finance costs	(215)	(469)	(684)	(42)	(306)	(348)
Share of results of jointly-controlled entities	(11)	–	(11)	(5)	–	(5)
Profit before taxation	560	2,631	3,191	219	2,662	2,881
Taxation	(74)	(721)	(795)	(23)	(674)	(697)
Profit of discontinued operations	486	1,910	2,396	196	1,988	2,184
Profit on disposal of discontinued operations	–	–	–	–	6,333	6,333
Profit for the year from discontinued operations	486	1,910	2,396	196	8,321	8,517
Attributable to:
Equity holders of the Company	441	974	1,415	175	7,357	7,532
Minority interest	45	936	981	21	964	985
	486	1,910	2,396	196	8,321	8,517

Hutchison Telecommunications International Limited 2009 Annual Report	109

Notes to the Accounts

13.	Dividends

	Note	2008	2009
		HK$ millions	HK$ millions
Special cash dividend	(a)	33,700	–
Distribution in specie	(b)	–	10,234
		33,700	10,234

(a)	During the year ended 31 December 2008, the Company declared and paid a special cash dividend of HK$7 per share, or approximately HK$33,700 million in aggregate.

(b)

During the year ended 31 December 2009, the Company declared and paid an interim dividend in specie of one HTHKH Share per one ordinary share of the Company. The distribution in specie was approximately HK$10,234 million (Note 12(a)).

14.	Earnings/(Loss) per Share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2008	2009
	(Restated
	– Note 2(b))
Weighted average number of shares in issue	4,794,472,939	4,814,448,309
Loss from continuing operations attributable to equity holders of the Company (HK$ millions)	(283)	(2,592)
Basic loss per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.05)	(0.53)
Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,415	7,532
Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	1.56
Profit attributable to equity holders of the Company (HK$ millions)	1,132	4,940
Basic earnings per share attributable to equity holders of the Company (HK$ per share)	0.24	1.03

110	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

14.	Earnings/(Loss) per Share (continued)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2008	2009
	(Restated
	– Note 2(b))
Weighted average number of shares in issue	4,794,472,939	4,814,448,309
Adjustment for share options (Note 1)	–	–
Weighted average number of shares for the purpose of diluted earnings per share	4,794,472,939	4,814,448,309
Loss from continuing operations attributable to equity holders of the Company for the purpose of diluted earnings per share from continuing operations (HK$ millions)	(283)	(2,592)
Diluted loss per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.05)	(0.53)
Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,415	7,532
Adjustment for dilutive impact arising from share options of a subsidiary being disposed of (HK$ millions) (Note 2)	(8)	–
Profit from discontinued operations attributable to equity holders of the Company for the purpose of diluted earnings per share from discontinued operations (HK$ millions)	1,407	7,532
Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	1.56
Profit attributable to equity holders of the Company (HK$ millions)	1,132	4,940
Adjustment for dilutive impact arising from share options of a subsidiary being disposed of (HK$ millions) (Note 2)	(8)	–
Profit attributable to equity holders of the Company for the purpose of diluted earnings per share (HK$ millions)	1,124	4,940
Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	0.24	1.03

Notes:

1.

The Group has incurred a loss from continuing operations for the years ended 31 December 2008 and 2009, the conversion of all potential ordinary shares arising from the share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations. Accordingly, the weighted average number of shares was not adjusted to compute the diluted earnings per share.

2.

The adjustment for dilutive impact on earnings per share for the year ended 31 December 2008 arose from the employee stock options of Partner Communications outstanding as at 31 December 2008. Other than the Company itself, Partner Communications was the only company within the Group which had employee stock option plans.

Hutchison Telecommunications International Limited 2009 Annual Report	111

Notes to the Accounts

15.	Cash and Cash Equivalents

	2008	2009
	HK$ millions	HK$ millions
Cash at banks and on hand	509	171
Short-term bank deposits	2,016	4,032
	2,525	4,203

The carrying value of cash and cash equivalents approximates to their fair value.

16.	Restricted Cash

Restricted cash represents a bank deposit escrowed at the request of the Israeli tax office. The release of the cash is subject to the finalisation of the discussions of the potential tax exposure in Israel between an indirect wholly-owned subsidiary of the Company and the Israeli tax office. The restricted cash generates interest at market interest rate.

17.	Trade and Other Receivables

	Note	2008	2009
		HK$ millions	HK$ millions
		(Restated
		– Note 2(b))
Trade receivables		4,136	600
Less: Provision for impairment of trade receivables		(728)	(89)
Trade receivables, net of provision	(a)	3,408	511
Other receivables and prepayments	(b)	1,372	1,688
		4,780	2,199
(a) Trade receivables, net of provision

		2008	2009
		HK$ millions	HK$ millions
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current		1,969	180
31 – 60 days		615	53
61 – 90 days		187	30
Over 90 days		637	248
		3,408	511

The carrying value of trade receivables approximates to their fair value. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

112	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

17.	Trade and Other Receivables (continued)

(a)	Trade receivables, net of provision (continued)

As of 31 December 2009, trade receivables of HK$243 million (2008 – HK$858 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2008	2009
	HK$ millions	HK$ millions
The ageing analysis of trade receivables which were past due but not impaired is as follows:
Past due 0 – 30 days	227	26
Past due 31 – 60 days	248	21
Past due 61 – 90 days	133	21
Past due over 90 days	250	175
	858	243

As of 31 December 2009, trade receivables of HK$89 million (2008 – HK$728 million) were impaired and provision for impairment has been fully provided for in the accounts. The ageing of these trade receivables is as follows:

	2008	2009
	HK$ millions	HK$ millions
The ageing analysis of trade receivables which are impaired is as follows:
Not due	30	1
Past due 0 – 30 days	22	2
Past due 31 – 60 days	82	2
Past due 61 – 90 days	33	2
Past due over 90 days	561	82
	728	89
Movement of provision for impairment of trade receivables is as follows:

	2008	2009
	HK$ millions	HK$ millions
Beginning of year	575	728
Relating to subsidiaries disposed of	–	(767)
Increase in provision recognised in income statement
– continuing operations	20	6
– discontinued operations	314	162
Amounts recovered in respect of brought forward balance
– discontinued operations	(73)	–
Write-off during the year
– continuing operations	–	(13)
– discontinued operations	(107)	(45)
Exchange translation differences	(1)	18
End of year	728	89

The creation and release of provision for impaired receivables have been included in other operating expenses in the income statement (Note 8). Amount charged to the provision account is generally written off when there is no expectation of recovering additional cash.

Hutchison Telecommunications International Limited 2009 Annual Report	113

Notes to the Accounts

17.	Trade and Other Receivables (continued)

(b)	Other receivables and prepayments

Other receivables and prepayments comprise, inter alia, utilities and sundry deposits, prepaid expenses and prepayments to suppliers. The carrying value of other receivables approximates to their fair value. The other receivables and prepayments do not contain impaired assets. The maximum exposure to credit risk is the fair value of each class of financial assets mentioned above. The Group does not hold any collateral as security.

18.	Derivative Financial Assets and Liabilities

(a)	Derivative financial assets

	2008	2009
	HK$ millions	HK$ millions
Not qualified for hedge
Forward foreign exchange contracts	39	–
Other derivatives	9	–
	48	–

(b)	Derivative financial liabilities

	2008	2009
	HK$ millions	HK$ millions
Not qualified for hedge
Currency swap	12	5
Forward foreign exchange contracts	2	–
Other derivatives	13	–
	27	5

As at 31 December 2009, the Group had outstanding currency swap with notional amount of US$2.5 million (2008 – US$8 million) with banks to swap US dollar borrowings of US$2.5 million or HK$20 million (2008 – US$8 million or HK$59 million) into Thai Baht borrowings to match currency exposure of the underlying business.

As at 31 December 2008, the Group had outstanding forward foreign exchange contracts with notional amount of US$100 million and EURO 6 million which were entered into by Partner Communications. During the year ended 31 December 2009, all the forward foreign exchange contracts were disposed of upon the completion of disposal of Partner Communications.

In addition, other derivatives with notional amount of NIS800 million as at 31 December 2008 represented the derivative transactions entered into by Partner Communications in order to protect itself against the increases in the Israeli Consumer Price Index (“CPI”) in respect of CPI-linked notes issued by Partner Communications. During the year ended 31 December 2009, all these derivatives were disposed of upon the completion of disposal of Partner Communications.

The derivative financial assets and liabilities mentioned above are classified as financial assets and liabilities at fair value through profit or loss. Accordingly, the fair value of each class of derivative financial assets and liabilities mentioned above is the same as the carrying cost presented above.

The maximum exposure to credit risk at the reporting date is the fair value of the derivative financial assets in the statement of financial position.

114	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

19.	Available-for-sale Financial Assets

On 28 October 2009, the Group received secured notes in an aggregate principal amount of US$300 million (approximately HK$2,325 million) as part of the consideration for its disposal of the entire indirect interest in Partner Communications (Note 12(b)). These notes are unlisted but tradable and carry a fixed interest rate of 2.027% per annum and with a final maturity on 27 April 2014. These notes are secured by 17,142,858 ordinary shares of Partner Communications. As at 31 December 2009, the fair value of these notes was US$271 million (approximately HK$2,114 million) and none of these notes were past due or impaired.

The notes are carried at fair values calculated based on cash flows discounted using a market interest rate of 4.60% per annum.

20.	Assets Held for Sale

Assets held for sale comprised the following:

	2008	2009
	HK$ millions	HK$ millions
Assets held for sale
Fixed assets	174	–

During the year ended 31 December 2008, the Group’s Vietnam operation received approval from The People’s Committee of Hanoi City to switch its operating spectrum from CDMA to GSM. While some equipment with modifications can be used in the new network, due to the difference in technology, certain equipment could not be re-used and therefore would not be used for the entire useful life that had initially been estimated. As such, a review of the useful life of such CDMA equipment was conducted and acceleration of depreciation was recorded. These assets were classified as held for sale in June 2008 and stated at the lower of cost and fair value less cost to sell during the year ended 31 December 2008 (Note 21) for the CDMA equipment.

In August 2008, the Group entered into agreements to sell these assets. The consideration was in the form of US$12.8 million cash receivable and credit notes receivable to be used as credit towards future purchases of GSM equipment. As at 31 December 2008, the fair value of the CDMA equipment pending for removal in 2009 was US$22.3 million (equivalent to HK$174 million), which were classified as non-current assets held for sale.

During the year ended 31 December 2009, these assets were disposed of at their carrying value.

Hutchison Telecommunications International Limited 2009 Annual Report	115

Notes to the Accounts

21.	Fixed Assets

The movement of fixed assets for the year ended 31 December 2008 is as follows:

	Buildings HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Others HK$ millions	Total HK$ millions
		(Restated – Note 2(b))			(Restated – Note 2(b))
Cost
As at 1 January 2008	85	32,611	690	6,768	40,154
Additions
- continuing operations	–	3,089	216	204	3,509
- discontinued operations	–	1,683	282	295	2,260
Disposals	–	(1,480)	(22)	(32)	(1,534)
Relating to subsidiaries disposed of (Note 32(a))	–	(142)	(3)	(50)	(195)
Transfer to other assets	–	(17)	–	–	(17)
Transfer between categories	–	280	(331)	51	–
Transfer to assets held for sale	–	(323)	(30)	–	(353)
Exchange translation differences	(1)	(214)	38	(30)	(207)
As at 31 December 2008	84	35,487	840	7,206	43,617
Accumulated depreciation and impairment losses
As at 1 January 2008	26	18,090	–	5,088	23,204
Charge for the year
- continuing operations	–	376	–	143	519
- discontinued operations	2	1,979	–	480	2,461
Disposals	–	(636)	–	(31)	(667)
Relating to subsidiaries disposed of (Note 32(a))	–	(62)	–	(11)	(73)
Transfer between categories	–	45	–	(45)	–
Transfer to assets held for sale	–	(179)	–	–	(179)
Exchange translation differences	(1)	(24)	–	(23)	(48)
As at 31 December 2008	27	19,589	–	5,601	25,217
Net book value
As at 31 December 2008	57	15,898	840	1,605	18,400

During the year ended 31 December 2008, the Group recognised total additional depreciation of HK$329 million that comprised accelerated depreciation for CDMA equipment not convertible to GSM and their related capitalised expenses of HK$152 million and HK$15 million respectively; and an amount of HK$162 million resulting from replacement of existing 3G network equipment with a third party vendor over a period of three years by Partner Communications.

116	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

21.	Fixed Assets (continued)

The movement of fixed assets for the year ended 31 December 2009 is as follows:

	Buildings HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Others HK$ millions	Total HK$ millions
Cost
As at 1 January 2009, as previously reported	84	34,256	840	7,206	42,386
Prior year adjustment (Note 2(b))	–	1,231	–	–	1,231
As at 1 January 2009, as restated	84	35,487	840	7,206	43,617
Additions
- continuing operations	–	3,347	214	101	3,662
- discontinued operations	–	720	102	247	1,069
Disposals	(5)	(2,825)	(2)	(21)	(2,853)
Relating to subsidiaries disposed of (Note 32(a))	(68)	(26,046)	(365)	(5,600)	(32,079)
Transfer between categories	–	238	(530)	292	–
Exchange translation differences	–	1,045	4	187	1,236
As at 31 December 2009	11	11,966	263	2,412	14,652
Accumulated depreciation and impairment losses
As at 1 January 2009, as previously reported	27	19,542	–	5,601	25,170
Prior year adjustment (Note 2(b))	–	47	–	–	47
As at 1 January 2009, as restated	27	19,589	–	5,601	25,217
Charge for the year
- continuing operations	–	510	–	52	562
- discontinued operations	1	548	–	184	733
Disposals	(4)	(2,427)	–	(20)	(2,451)
Relating to subsidiaries disposed of (Note 32(a))	(19)	(13,952)	–	(4,482)	(18,453)
Exchange translation differences	–	345	–	110	455
As at 31 December 2009	5	4,613	–	1,445	6,063
Net book value
As at 31 December 2009	6	7,353	263	967	8,589

Included in depreciation charge for the year for discontinued operations was depreciation for fixed assets attributable to Partner Communications being calculated based on reassessed useful lives. During the year ended 31 December 2009, Partner Communications conducted a review to reassess the useful lives of its telecommunications and network equipment, based on the experience from the Group’s operational management on assets for similar use. The reassessment resulted in the lengthening of the estimated useful lives of certain telecommunications and network equipment from the range of 5 – 10 years to 10 – 25 years in consideration of the expected usage, expected physical wear and tear and the care and maintenance of the respective assets. The Group considered this reassessment to be a change in accounting estimate and therefore has accounted for the change prospectively from 1 January 2009. As a result of this change in accounting estimate, the depreciation for these assets has decreased by HK$187 million for the period up to the date of disposal of Partner Communications on 28 October 2009.

Hutchison Telecommunications International Limited 2009 Annual Report	117

Notes to the Accounts

21.	Fixed Assets (continued)

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

Analysis of the net book value of buildings is as follows:

	2008 HK$ millions	2009 HK$ millions
Hong Kong
Long leasehold (not less than 50 years)	1	–
Medium leasehold (less than 50 years but not less than 10 years)	48	–
Outside Hong Kong
Freehold	8	6
	57	6
The fixed assets of the Group held under finance lease arrangements are as follows:
	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions
(a) Telecommunications and network equipment held under finance leases
Cost	1,231	2,379
Accumulated depreciation and impairment losses	(47)	(206)
Net book value	1,184	2,173
Depreciation during the year	183	152
Impairment loss during the year	–	–
(b) Other assets held under finance leases
Cost	48	–
Accumulated depreciation and impairment losses	(26)	–
Net book value	22	–
Depreciation during the year	10	4
Impairment loss during the year	–	–

118	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

22.	Goodwill

	2008 HK$ millions	2009 HK$ millions
Gross carrying amount and net book value at beginning of year	6,070	6,815
Relating to acquisition of additional equity interests in subsidiaries	983	463
Relating to subsidiaries partially disposed of	(4)	(5)
Relating to subsidiaries disposed of (Note 32(a))	(79)	(5,846)
Exchange translation differences	(155)	205
Gross carrying amount and net book value at end of year	6,815	1,632
Accumulated impairment losses at beginning and end of year	–	–

Impairment test for goodwill

Goodwill is allocated to the Group’s CGUs identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2008 HK$ millions	2009 HK$ millions
Hong Kong and Macau
Mobile telecommunications	2,130	–
Fixed-line telecommunications	2,385	–
	4,515	–
Israel	1,305	–
Indonesia	826	1,463
Others	169	169
	6,815	1,632

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period to 2014.

Key assumptions used for value-in-use calculations are:

(i)

Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) have been based on past performance of the Group’s respective CGUs and its expectation for the market development. Management considers EBITDA a proxy for operating cash flow.

(ii)

A long-term growth rate into perpetuity was not used to extrapolate cash flows beyond the budget period. Instead, management used long-term average growth rate to determine the terminal value of the Group’s respective CGUs.

(iii)

The discount rate applied to cash flows of the Group’s respective CGUs ranged from 12.4% to 15.9% based on pre-tax discount rate and reflects the specific risks relating to the relevant segment. The discount rate is adjusted to reflect the risk profile equivalent to those that the Group expects to derive from the assets.

In accordance with the Group’s accounting policy on asset impairment (Note 2(o)), the carrying values of goodwill were tested for impairment as at 31 December 2008 and 2009 respectively. Note 3(a)(iii) contains information about the estimates, assumptions and judgments relating to goodwill impairment tests. The results of the tests undertaken as at 31 December 2008 and 2009 indicated no impairment charge was necessary.

Hutchison Telecommunications International Limited 2009 Annual Report	119

Notes to the Accounts

23.	Other Intangible Assets

	Telecom- munications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
As at 1 January 2008
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortisation	(3,784)	(643)	(129)	(1,144)	(5,700)
Net book value	4,040	500	669	2,609	7,818
Year ended 31 December 2008
Opening net book value	4,040	500	669	2,609	7,818
Additions - discontinued operations	–	865	–	–	865
Write-off during the year
- discontinued operations	–	(11)	–	–	(11)
Relating to subsidiaries disposed of (Note 32(a))	(62)	–	–	–	(62)
Amortisation for the year
- continuing operations	(155)	–	–	–	(155)
- discontinued operations	(222)	(597)	(52)	(463)	(1,334)
Exchange translation differences	(109)	–	27	121	39
Closing net book value	3,492	757	644	2,267	7,160
As at 31 December 2008
Cost	7,623	1,735	826	3,885	14,069
Accumulated amortisation	(4,131)	(978)	(182)	(1,618)	(6,909)
Net book value	3,492	757	644	2,267	7,160

120	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

23.	Other Intangible Assets (continued)

	Telecom- munications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
As at 1 January 2009
Cost	7,623	1,735	826	3,885	14,069
Accumulated amortisation	(4,131)	(978)	(182)	(1,618)	(6,909)
Net book value	3,492	757	644	2,267	7,160
Year ended 31 December 2009
Opening net book value	3,492	757	644	2,267	7,160
Additions
- discontinued operations	–	563	–	–	563
Write-off during the year
- discontinued operations	–	(21)	–	–	(21)
Relating to subsidiaries disposed of (Note 32(a))	(2,432)	(1,015)	(630)	(2,060)	(6,137)
Amortisation for the year
- continuing operations	(145)	–	–	–	(145)
- discontinued operations	(93)	(284)	(27)	(238)	(642)
Exchange translation differences	179	–	13	31	223
Closing net book value	1,001	–	–	–	1,001
As at 31 December 2009
Cost	3,053	–	–	–	3,053
Accumulated amortisation	(2,052)	–	–	–	(2,052)
Net book value	1,001	–	–	–	1,001

Hutchison Telecommunications International Limited 2009 Annual Report	121

Notes to the Accounts

24.	Other Non-current Assets

	Note	2008	2009
		HK$ millions	HK$ millions
Prepaid capacity and maintenance	(a)	1,197	–
Other receivables and prepayments	(b)	2,647	2,234
		3,844	2,234

The maximum exposure to credit risk at the reporting date is the carrying value of each class of the non-current assets mentioned above. These non-current assets contain no impaired assets.

(a) The movement of prepaid capacity and maintenance is as follows:
		2008	2009
		HK$ millions	HK$ millions
Net book value at 1 January		1,225	1,197
Additions – discontinued operations		80	6
Amortisation for the year – discontinued operations		(108)	(35)
Relating to subsidiary disposed of		–	(1,168)
Exchange translation differences		–	–
Net book value at 31 December		1,197	–

(b)    Other receivables and prepayments are carried at amortised cost. The carrying value of other receivables approximates their fair value at the financial position date, which are based on cash flows discounted using a rate based on the borrowing rate of 1.57% to 2.58% per annum (2008 – 2.70% to 8.65% per annum). Included in other receivables and prepayments is unamortised upfront fee on a loan due to a related company under the loan facility arrangement as set out in Note 38(c)(ii) of HK$12 million.

122	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

25.	Interests in Jointly-controlled Entities

	2008	2009
	HK$ millions	HK$ millions
Investments	99	–
Share of undistributed post acquisition reserves	(11)	–
	88	–

The Group’s share of assets and liabilities, results and capital commitments of the jointly-controlled entities were as below:

	2008	2009
	HK$ millions	HK$ millions
Non-current assets	9	–
Current assets	89	–
Current liabilities	(87)	–
Non-current liabilities	(22)	–
Net liabilities	(11)	–
Revenue	3	–
Expenses	(14)	–
Loss before and after taxation	(11)	–
Capital commitments	4	–

As at 31 December 2008, there were no contingent liabilities related to the Group’s interest in the jointly-controlled entities and no contingent liabilities of the jointly-controlled entities themselves. During the year ended 31 December 2009, these jointly-controlled entities had been disposed of.

26.	Deferred Taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

	2008	2009
	HK$ millions	HK$ millions
Deferred tax assets	368	–
Deferred tax liabilities	(457)	–
Net deferred tax liabilities	(89)	–

Hutchison Telecommunications International Limited 2009 Annual Report	123

Notes to the Accounts

26.	Deferred Taxation (continued)

The gross movement of the deferred tax (liabilities)/assets is as follows:

	Accelerated depreciation allowance HK$ millions	Tax losses HK$ millions	Fair value adjustments arising from business combination HK$ millions	Other temporary differences HK$ millions	Total HK$ millions
As at 1 January 2008	(1,186)	1,811	(837)	4	(208)
Net (charge)/credit for the year
- continuing operations, as restated (Notes 2(b) & 11)	(387)	(40)	–	419	(8)
- discontinued operations	117	(96)	138	–	159
Exchange translation differences, as restated (Note 2(b))	75	(13)	(38)	(56)	(32)
As at 31 December 2008, as restated	(1,381)	1,662	(737)	367	(89)
As at 1 January 2009, as previously reported	(1,086)	1,694	(737)	40	(89)
Prior year adjustment (Note 2(b))	(295)	(32)	–	327	–
As at 1 January 2009, as restated	(1,381)	1,662	(737)	367	(89)
Net (charge)/credit for the year
- continuing operations (Note 11)	(247)	22	–	226	1
- discontinued operations	(28)	(115)	68	(66)	(141)
Relating to subsidiaries disposed of (Note 32(a))	1,035	(1,555)	690	78	248
Exchange translation differences	(78)	(14)	(21)	94	(19)
As at 31 December 2009	(699)	–	–	699	–

The potential deferred tax assets which have not been recognised in the accounts are as follows:

	2008	2009
	HK$ millions	HK$ millions
	(Restated
	– Note 2(b))
Arising from unused tax losses	3,325	3,171
Arising from depreciation allowances	272	159
Arising from other temporary differences	450	469

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$11,865 million (2008 – HK$13,381 million) carried forward, an amount of HK$1,163 million (2008 – HK$4,144 million) can be carried forward indefinitely. The remaining HK$10,702 million (2008 – HK$9,237 million) will expire in the following years:

	2008	2009
	HK$ millions	HK$ millions
	(Restated
	– Note 2(b))
In the first year	1,271	1,538
In the second year	1,477	1,837
In the third year	1,765	1,286
In the fourth year	1,277	3,596
In the fifth to tenth years inclusive	3,447	2,445
	9,237	10,702

124	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

27.	Trade and Other Payables

	Note	2008	2009
		HK$ millions	HK$ millions
		(Restated
		– Note 2(b))
Trade payables	(a)	1,964	63
Accrued expenses and other payables		4,224	5,417
Deferred revenue		414	214
Receipts in advance		1,066	116
Payables to related companies (Note 38(c))		43	53
Current portion of licence fees liabilities (Note 29(a))		358	389
		8,069	6,252
(a) Trade payables

		2008	2009
		HK$ millions	HK$ millions
The ageing analysis of trade payables is as follows:
Current		1,305	34
31 – 60 days		392	19
61 – 90 days		125	7
Over 90 days		142	3
		1,964	63

28.	Borrowings

	2008	2009
	HK$ millions	HK$ millions
	(Restated
	– Note 2(b))
Current
Bank loans	5,594	371
Other loans	960	99
Notes and debentures	1,098	–
	7,652	470
Non-current
Bank loans	19	–
Other loans	1,096	1,817
Notes and debentures	3,319	–
	4,434	1,817
Total borrowings	12,086	2,287

Hutchison Telecommunications International Limited 2009 Annual Report	125

Notes to the Accounts

28.	Borrowings (continued)

The Group’s borrowings are repayable as follows:

	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions
Bank loans
Not later than 1 year	5,594	371
After 1 year, but within 2 years	19	–
Other loans
Not later than 1 year	960	99
After 1 year, but within 2 years	136	312
After 2 years, but within 5 years	461	715
After 5 years	499	790
Notes and debentures
Not later than 1 year	1,098	–
After 1 year, but within 2 years	1,473	–
After 2 years, but within 5 years	1,846	–
Total borrowings	12,086	2,287

The Group’s borrowings as at 31 December 2008 and 2009 by segment, as well as information regarding maturities and interest expenses for the years ended 31 December 2008 and 2009 in respect of such debt are as follows:

	As at and for the year ended 31 December 2008
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
		(Restated – Note 2(b))	(Restated – Note 2(b))	(Restated – Note 2(b))
Hong Kong and Macau Mobile telecommunications	5,215	–	5,215	134
Israel	1,150	3,329	4,479	385
Thailand	339	19	358	18
Indonesia	948	1,086	2,034	167
Others	–	–	–	3
	7,652	4,434	12,086	707

	As at and for the year ended 31 December 2009
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong and Macau Mobile telecommunications	–	–	–	14
Israel	–	–	–	233
Thailand	371	–	371	9
Indonesia	99	1,817	1,916	233
	470	1,817	2,287	489

126	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

28.	Borrowings (continued)

Included in other loans are obligations under finance leases repayable as follows:

		2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions
Finance lease obligations – minimum lease payments:
Not later than 1 year		13	112
After 1 year, but within 2 years		177	370
After 2 years, but within 5 years		725	1,112
After 5 years		1,504	2,175
		2,419	3,769
Future finance charges on finance lease obligations		(1,311)	(1,853)
Present value of finance lease obligations		1,108	1,916
The present value of finance lease obligations is as follows:
Not later than 1 year		12	99
After 1 year, but within 2 years		136	312
After 2 years, but within 5 years		461	715
After 5 years		499	790
		1,108	1,916

The Group’s outstanding borrowings were denominated in the following currencies:
		2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions
Hong Kong dollars		5,215	–
New Israeli Shekels		4,472	–
Thai Baht		301	351
US dollars		2,098	1,936
		12,086	2,287

The Group’s borrowings, including interest rates and maturities, are summarised as follows:
	Maturity date	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions
Unsecured bank loans
Variable, 1.57% to 2.58%
(2008 - 2.70% to 4.27%) per annum	2009 –2010	5,613	371
Other secured loans
Variable, Nil (2008 - 5.89%) per annum	2009	948	–
Other unsecured loans
Finance lease obligations	2009 –2023	1,108	1,916
Notes and debentures
Variable, Nil (2008 - 8.65%) per annum	2012	4,417	–
Total borrowings		12,086	2,287
Less: Total borrowings repayable within 12 months		(7,652)	(470)
Total non-current borrowings		4,434	1,817

Hutchison Telecommunications International Limited 2009 Annual Report	127

Notes to the Accounts

28.	Borrowings (continued)

The fair values of the Group’s total borrowings at 31 December 2009 were based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance leases, ranging from 1.57% to 2.58% (2008 – 2.70% to 8.65%).

The fair values of the Group’s total borrowings as at 31 December 2009 were approximately HK$2,287 million (2008 –HK$12,091 million).

As at 31 December 2009, total borrowings of HK$20 million (2008 – HK$69 million) were guaranteed by members of HWL group in respect of loans to the Group’s Thailand operation only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group for the year ended 31 December 2009 in respect of these borrowings was HK$2 million (2008 – HK$10 million).

As at 31 December 2009, no fixed assets and current assets of the Group were used as collateral for the Group’s borrowings (2008 – fixed assets of HK$1,131 million and current assets of HK$14 million). As at 31 December 2009, the Group had total current borrowings of HK$470 million (2008 – HK$7,652 million) and total non-current borrowings of HK$1,817 million (2008 – HK$4,434 million) respectively, none of the Group’s current borrowings (2008 –HK$948 million) and non-current borrowings (2008 – Nil) were secured.

128	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

29.	Other Non-current Liabilities

	Note	2008 HK$ millions (Restated – Note 2(b))	2009 HK$ millions
Non-current licence fees liabilities	(a)	1,996	1,524
Pension obligations (Note 35(a))		107	35
Employee retirement obligations		148	2
Accrued expenses and other payables		295	158
Deferred revenue		722	1,151

		3,268	2,870

(a) Licence fees liabilities

	2008 HK$ millions	2009 HK$ millions
Licence fees liabilities – minimal annual fees payments:
Not later than 1 year	389	415
After 1 year, but within 5 years	1,989	1,847
After 5 years	1,208	382
	3,586	2,644
Future finance charges on licence fees liabilities	(1,232)	(731)

Present value of licence fees liabilities	2,354	1,913
The present value of licence fees liabilities is as follows:
Current portion of licence fees liabilities (Note 27)	358	389

Non-current licence fees liabilities:
After 1 year, but within 5 years	1,395	1,314
After 5 years	601	210
	1,996	1,524
Total licence fees liabilities	2,354	1,913

30.	Share Capital

(a)	Authorised share capital of the Company

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (2008 – 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (2008 – 1 million preference shares of US$0.01 each).

(b)	Issued share capital of the Company

	Number of shares	Issued and fully paid HK$ millions
Balance at 1 January 2008	4,782,162,875	1,195
Issued during the year (Note 36(a))	32,183,333	9

Balance at 31 December 2008	4,814,346,208	1,204
Balance at 1 January 2009	4,814,346,208	1,204
Issued during the year (Note 36(a))	216,667	–

Balance at 31 December 2009	4,814,562,875	1,204

Hutchison Telecommunications International Limited 2009 Annual Report	129

Notes to the Accounts

31. Reserves

	Share premium HK$ millions	Retained earnings/ (Accumulated losses) HK$ millions	Cumulative translation adjustments HK$ millions	Fair value and other reserves HK$ millions	Investment revaluation reserves HK$ millions	Total HK$ millions

As at 1 January 2008	21,510	27,771	(734)	309	1,233	50,089
Profit attributable to equity holders of the Company for the year, as restated (Note 2(b))	–	1,132	–	–	–	1,132
Actuarial losses of defined benefit plans, net of tax	–	(109)	–	–	–	(109)
Exchange translation differences, as restated (Note 2(b))	–	–	(255)	(51)	–	(306)
Cash flow hedges
– effective portion of changes in fair value, net of tax	–	–	–	(28)	–	(28)
– transfer from equity to income statement, net of tax	–	–	–	28	–	28
Dividend paid (Note 13(a))	–	(33,700)	–	–	–	(33,700)
Employee share option scheme
– value of services provided	–	–	–	78	–	78
Issuance of ordinary shares arising from exercise of employee share options	303	–	–	(248)	–	55
Relating to dilution of interest in a subsidiary disposed of	–	–	–	(11)	–	(11)
Relating to subsidiaries disposed of (Note 32(a))	–	–	37	–	–	37

As at 31 December 2008, as restated	21,813	(4,906)	(952)	77	1,233	17,265

As at 1 January 2009, as previously reported	21,813	(4,155)	(1,059)	77	1,233	17,909
Prior year adjustment (Note 2(b))	–	(751)	107	–	–	(644)

As at 1 January 2009, as restated	21,813	(4,906)	(952)	77	1,233	17,265
Profit attributable to equity holders of the Company for the year	–	4,940	–	–	–	4,940
Actuarial gains of defined benefit plans, net of tax	–	20	–	–	–	20
Exchange translation differences	–	–	586	(1)	–	585
Distribution in specie (Note 13(b))	–	(10,214)	(3)	(17)	–	(10,234)
Employee share option scheme
– value of services provided	–	–	–	33	–	33
Issuance of ordinary shares arising from exercise of employee share options	1	–	–	(1)	–	–
Relating to dilution of interest in a subsidiary disposed of	–	–	–	(10)	–	(10)
Relating to subsidiaries disposed of (Note 32(a))	–	(15)	(538)	(43)	(1,233)	(1,829)

As at 31 December 2009	21,814	(10,175)	(907)	38	–	10,770

130	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

32.	Notes to Consolidated Statement of Cash Flows

(a)	Disposal of subsidiaries

	2008	2009
	HK$ millions	HK$ millions
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 21)	122	13,626
Goodwill (Note 22)	79	5,846
Other intangible assets (Note 23)	62	6,137
Other non-current assets	–	2,305
Interest in associates	–	2
Interest in jointly-controlled entities	–	278
Deferred tax assets (Note 26)	–	368
Stocks	27	478
Trade and other receivables	54	4,140
Derivative financial assets	–	6
Borrowings (Note 32(b))	(4)	(9,173)
Trade and other payables	(115)	(5,598)
Income tax recoverable	–	7
Other non-current liabilities	(21)	(830)
Deferred tax liabilities (Note 26)	–	(616)
Other reserves	–	(1,291)
Exchange reserve (Note 31)	37	(538)
Minority interest (Note 32(b))	–	(2,519)
	241	12,628
Cost, fees and expenses, accrued and paid	39	1,716
Profit on disposal of subsidiaries	298	6,333
	578	20,677

Satisfied by:
Distribution in specie (Note 13)	–	10,234
Cash receipts (Notes 9(b) & 12(b))	583	8,520
Secured debt instrument (Note 12(b))	–	2,100
Less: Cash and cash equivalents disposed of via distribution in specie	–	(217)
(Cash and cash equivalents)/bank overdrafts disposed of	(5)	40
	578	20,677

Disposal of subsidiaries for the year ended 31 December 2009 included assets and liabilities pertaining to HTHKH and Partner Communications. Details of the disposals are set out in Notes 12(a) and 12(b) respectively. Disposal of subsidiaries for the year ended 31 December 2008 included assets and liabilities pertaining to the Ghana operation (Note 9(b)).

Hutchison Telecommunications International Limited 2009 Annual Report	131

Notes to the Accounts

32.	Notes to Consolidated Statement of Cash Flows (continued)

(b)	Analysis of changes in financing during the year

	Borrowings HK$ millions (Restated – Note 2(b))	Minority interest HK$ millions (Restated – Note 2(b))	Total HK$ millions (Restated – Note 2(b))
As at 1 January 2008	11,020	2,852	13,872
New loans	10,819	6	10,825
Repayment of loans	(9,775)	–	(9,775)
Net increase in borrowings	1,044	6	1,050
Minority interest in profit	–	536	536
Relating to a subsidiary disposed of (Note 32(a))	(4)	–	(4)
Relating to exercise of share options of a subsidiary disposed of	–	40	40
Relating to share buy-back of a subsidiary disposed of	–	(481)	(481)
Relating to acquisition of additional equity interest in a subsidiary	–	95	95
Dividends paid to minority shareholders of a subsidiary disposal of	–	(1,006)	(1,006)
Share of other reserves	–	81	81
Actuarial losses of defined benefit plans	–	(2)	(2)
Amortisation of loan facility fees	33	–	33
Exchange translation differences	(7)	66	59
As at 31 December 2008	12,086	2,187	14,273
As at 1 January 2009, as previously reported	11,000	2,616	13,616
Prior year adjustment (Note 2(b))	1,086	(429)	657
As at 1 January 2009, as restated	12,086	2,187	14,273
New loans	4,759	2	4,761
Repayment of loans	(5,874)	–	(5,874)
Net (decrease)/increase in borrowings	(1,115)	2	(1,113)
Increase in finance lease obligations	278	–	278
Minority interest in profit	–	841	841
Relating to subsidiaries disposed of (Note 32(a))	(9,173)	(2,519)	(11,692)
Relating to exercise of share options of a subsidiary disposed of	–	46	46
Relating to acquisition of additional equity interest in a subsidiary	–	(5)	(5)
Dividends paid to minority shareholders of a subsidiary disposed of	–	(646)	(646)
Share of other reserves	–	14	14
Actuarial gains of defined benefit plans	–	14	14
Amortisation of loan facility fees	17	–	17
Exchange translation differences	194	66	260
As at 31 December 2009	2,287	–	2,287

132	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

33.	Contingent Liabilities

The Group had contingent liabilities in respect of the following:

(a)	as at 31 December 2009, performance guarantees amounting to approximately HK$6 million (2008 – HK$50 million).

(b)

as at 31 December 2008, a guarantee amounting to approximately HK$503 million to a bank as collateral to a performance bond required by the Office of the Telecommunications Authority in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. No such guarantee was provided by the Group as at 31 December 2009.

(c)

as at 31 December 2008, a total of 18 claims against Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

Amount of claim In approximate HK$ millions 2008
Alleged violation of antitrust law	246
Alleged consumer complaints	1,719
Alleged unauthorised erection of cellular antennas, causing environmental damages	2,050

Subsequent to the disposal of Partner Communications in 2009, these claims were not considered as the Group’s contingent liabilities as at 31 December 2009.

(d)

as at 31 December 2008, a claim of approximately NIS42.5 million (approximately HK$87 million) by the Ministry of Communications in Israel (the “MoC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MoC. Subsequent to the disposal of Partner Communications in 2009, such claim was not considered as the Group’s contingent liabilities as at 31 December 2009.

34.	Commitments

Outstanding commitments of the Group not provided for in the accounts are as follows:

(a)	Capital commitments

	Contracted but not provided for		Authorised but not contracted for (Note)
	2008	2009	2008	2009
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Telecommunications, mobile network	9,167	8,795	1,503	650
Telecommunications, fixed network	456	–	508	–
Investment commitment in respect of capital contribution to a jointly-controlled entity	16	–	–	–
Share of capital commitment of a jointly-controlled entity	–	–	4	–
	9,639	8,795	2,015	650

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to a vigorous authorisation process before the expenditure is committed.

Hutchison Telecommunications International Limited 2009 Annual Report	133

Notes to the Accounts

34.	Commitments (continued)

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	2008	2009	2008	2009
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
			(Restated – Note 2(b))
Not later than 1 year	785	198	517	402
After 1 year, but within 5 years	1,429	330	1,165	1,306
After 5 years	883	9	1,646	1,794
	3,097	537	3,328	3,502

The above operating lease commitments included certain leases whereby the Group is the lessee under a tower lease agreement with a telecommunications operator of HK$3,396 million (2008 – HK$2,919 million). These leases typically run for an initial period of 12 years, with an option to renew the lease for another six years. None of the leases includes contingent rentals.

35.	Employee Retirement Benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s defined benefit plans represent principally contributory final salary pension plans in Hong Kong. As at 31 December 2009, the Group’s plans were valued by the independent qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The amounts recognised in the consolidated statement of financial position are as follows:

	2008 HK$ millions	2009 HK$ millions
Pension obligations (Note 29)	107	35

The principal actuarial assumptions used for accounting purposes are as follows:

	2008	2009
Discount rate applied to defined benefit plan obligations	1.60% - 12.00%	2.20% - 10.50%
Expected return on plan assets	7.00%	7.00%
Future salary increases	0.00% - 12.00%	1.50% - 10.00%
Interest credited on plan accounts	5.00% - 6.00%	5.00% - 6.00%

134	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

35.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

	2008	2009
	HK$ millions	HK$ millions
The amount recognised in the consolidated income statement:
Current service cost	33	68
Interest cost	7	16
Expected return on scheme assets	(19)	(13)
	21	71
Less: Relating to discontinued operations	(11)	(59)
Total, included in staff costs (Note 7) – continuing operations	10	12

	2008	2009
	HK$ millions	HK$ millions
The amount recognised in the consolidated statement of financial position:
Present value of funded plans’ obligations	245	27
Present value of unfunded plans’ obligations	19	33
Less: Fair value of plan assets	(157)	(25)
Liability recognised in consolidated statement of financial position	107	35
The limit of net assets to be recognised:
Cumulative unrecognised net actuarial losses and past service cost	–	–
Present value of available future refunds or reduction in future contribution	10	–
Limit per IAS 19 paragraph 58/58A/58B	10	–
Net pension liability recognised in consolidated statement of financial position	107	35
Reduction of net asset due to the limit	–	–

Hutchison Telecommunications International Limited 2009 Annual Report	135

Notes to the Accounts

35.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

	2008	2009
	HK$ millions	HK$ millions
Changes in present value of the defined benefit obligations
Beginning of year	226	264
Current service cost net of employee contributions	33	68
Actual employee contributions	1	–
Interest cost	7	16
Actuarial losses/(gains) on obligations	22	(14)
Actual benefits paid	(23)	(33)
Net transfer out liabilities	–	(1)
Exchange differences	(2)	10
Relating to subsidiaries disposed of	–	(250)
End of year	264	60
Changes in the fair value of the plan assets
Beginning of year	233	157
Expected return on plan assets	19	13
Actuarial (losses)/gains on plan assets	(87)	30
Actual company contributions	15	41
Actual benefits paid	(23)	(33)
Net transfer out assets	–	(1)
Exchange differences	–	19
Relating to subsidiaries disposed of	–	(201)
End of year	157	25
The analysis of the fair value of plan assets at end of year is as follows:
Equity instruments	84	15
Debt instruments	39	5
Other assets	34	5
	157	25

	2008	2009
	HK$ millions	HK$ millions
The experience adjustments are as follows:
Fair value of plan assets	157	25
Present value of funded plans’ obligations	(245)	(27)
Present value of unfunded plans’ obligations	(19)	(33)
Deficit	(107)	(35)
Experience adjustments on plan assets	(87)	3
Percentage of plan assets (%)	55	12
Experience adjustments on plan obligations	(9)	–
Percentage of plan obligations (%)	3	–

136	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

35. Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

The actual return on plan assets during the year ended 31 December 2009 was gain of HK$43 million (2008 – loss of HK$68 million).

The accumulated actuarial losses recognised in the statement of comprehensive income as at 31 December 2009 was HK$2 million (2008 – accumulated actuarial losses of HK$97 million).

Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the surplus/deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong.

One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 31 May 2009 reported a funding level of 99.8% of the accrued actuarial liabilities on an ongoing basis. The valuation used the attained age method and assumed an investment return of 6% per annum and salary increases of 4%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited.

The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2009, the plan was fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(b)	Defined contribution plans

The employees of certain subsidiaries are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contributions totaling HK$0.2 million (2008 – HK$0.2 million) were used to reduce the current year’s level of contribution.

Hutchison Telecommunications International Limited 2009 Annual Report	137

Notes to the Accounts

36. Equity Compensation Benefits

(a)	Share options of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at the extraordinary general meeting of shareholders of HWL on 19 May 2005, subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively, and further amended by an ordinary resolution passed at the extraordinary general meeting of the Company held on 8 May 2007 and the annual general meeting of HWL on 22 May 2008.

Share options have been granted to directors and employees. The exercise price of the options granted is equal to the average closing price of the Company’s shares for the five business days immediately preceding the date of the offer for grant and the closing price of the Company’s shares on such date, whichever is higher. The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Details of share options granted under the Share Option Scheme are as follows:

Option series	Number of share options granted (in thousands)		Grant date	Expiry date(5)	Exercise price per share option

2005 grant	76,300		8 August 2005	7 August 2015	HK$1.95	(1)
2007 grant	13,850		23 November 2007	22 November 2017	HK$4.51	(2)
2008 grant	5,000		12 December 2008	11 December 2018	HK$2.20
2008 grant	4,383	(3)	15 December 2008	14 December 2018	HK$4.51
2009 grant	13,400	(4)	1 June 2009	31 May 2019	HK$1.61

Notes:

1.

The exercise price for the 2005 grant was adjusted from HK$8.70 to HK$1.95 per share on 29 June 2007 as a result of the payment of special cash dividend paid in 2008 (Note 13) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company and HWL on 8 May 2007 and 22 May 2008 respectively.

2.

The exercise price for 8,767 thousand share options under the 2007 grant was adjusted from HK$11.51 to HK$4.51 per share on 2 December 2008 as a result of the special cash dividend paid in 2008 (Note 13) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company and HWL on 8 May 2007 and 22 May 2008 respectively.

3.

4,383 thousand share options with an exercise price of HK$11.51 per share under the 2007 grant were vested and unexercised as at the payment of the special cash dividend on 2 December 2008 (Note 13). Those share options were cancelled in accordance with the terms of the Share Option Scheme and the relevant option holders were granted a total of 4,383 thousand share options with an exercise price of HK$4.51 per share on 15 December 2008 (the “2008 Replacement options”)

4.

On 1 June 2009, a total of 8,400 thousand new share options with an exercise price of HK$1.61 per share were granted to employees, subject to their acceptance of the grant and consent to cancellation of their existing 8,400 thousand share options with an exercise price of HK$4.51 per share under the 2007 and 2008 grants (the “2009 Employees replacement options”). Also on 1 June 2009, 5,000 thousand new share options with an exercise price of HK$1.61 per share were granted to a director, upon his acceptance of the grant and consent to cancellation of his existing 5,000 thousand share options with an exercise price of HK$2.20 per share under the 2008 grant (the “2009 Director replacement options”).

5.

In accordance with the terms of the Share Option Scheme, one third of the share options are vested and exercisable on the expiry of each of the first, second and third year after the date of the offer of grant, except for the following:

(i)	The 2008 Replacement options – vested and exercisable immediately from the date of the offer for grant.
(ii)	The 2009 Employees replacement options – exercisable subject to the vesting schedule of one-third of the shares on each of 1 June 2009, 23 November 2009 and 23 November 2010.
(iii)	The 2009 Director replacement options – exercisable subject to the vesting schedule of one-third of the shares on each of 12 December 2009, 12 December 2010 and 12 December 2011.

138	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

36. Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2008		2009
	Weighted average exercise price per share	Number of share options involved (thousands)	Weighted average exercise price per share	Number of share options involved (thousands)
As at 1 January	HK$4.72	47,783	HK$3.87	18,150
Granted	HK$3.28	9,383	HK$1.61	13,400
Forfeited/Lapsed	HK$4.68	(2,450)	HK$4.18	(5,366)
Cancelled	HK$11.51	(4,383)	HK$3.65	(13,400)
Exercised (Note 30(b))	HK$1.95	(32,183)	HK$1.61	(217)
As at 31 December	HK$3.87	18,150	HK$1.61	12,567

Details of the share options exercised during the years ended 31 December 2008 and 2009 are as follows:

	Number of share options outstanding as at year end (thousands)		Number of share options exercisable as at year end (thousands)	Number of share options exercised during the year (thousands)	Exercise price HK$ per share	Weighted average share price(1) HK$ per share
31 December 2008	18,150	(2)	4,383	32,183	1.95	9.94
31 December 2009	12,567	(3)	6,833	217	1.61	1.92

Notes:

1.	Represented the per share weighted average share price at the time of exercise.
2.

Out of the 18,150 thousand outstanding share options as at 31 December 2008, 8,767 thousand, 5,000 thousand and 4,383 thousand share options would be expired on 22 November 2017, 11 December 2018 and 14 December 2018 respectively.

3.	All of the 12,567 thousand outstanding share options as at 31 December 2009 are expiring on 31 May 2019.

Hutchison Telecommunications International Limited 2009 Annual Report	139

Notes to the Accounts

36. Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

The Company uses the Black-Scholes model to measure the fair value of services received in return for share options granted with the following inputs:

Inputs into the model	Options granted to employees				Options granted to a director
	2007 grant original	2007 grant modified(1)	2008 Replacement options(2)	2009 Employees replacement options(3)	2008 grant	2009 Director replacement options(4)
Risk-free interest rate (%) (5)	3.145	1.626	1.496	2.022	1.559	2.485
Expected life (years)	5.5 to 6.5	5.0 to 5.5	4.5	4.0 to 5.0	5.5 to 6.5	5.0 to 6.0
Expected volatility (%) (6)	28.00	37.68	37.68	38.24	37.68	38.24

Notes:

1.

Subsequent to the adjustment in exercise price of 8,767 thousand share options under the 2007 grant on 2 December 2008, the inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.66 to HK$2.84.

2.

The 2008 Replacement options are accounted for in the same way as a modification of the share options under the 2007 original grant. The inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.53 to HK$2.77.

3.

The 2009 Employees replacement options are accounted for in the same way as a modification of the share options under the 2007 grant modification and the 2008 Replacement options. The inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.82 to HK$3.25.

4.

The 2009 Director replacement options are accounted for in the same way as a modification of share options under the 2008 new grant. The inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$0.77 to HK$0.93.

5.	The risk-free interest rate was determined based on the yield of 5 or 7 year exchange fund notes at the period of grant/modification.
6.	Expected volatility:
(i)	The expected volatility for the 2007 grant modification and 2008 grant was determined based on statistical analysis of daily share prices of the Company over the last year up to 24 November 2008.
(ii)	The expected volatility for the 2009 grant was determined based on statistical analysis of daily share prices of the Company over the last year up to 24 April 2009.

140	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

36. Equity Compensation Benefits (continued)

(b)	Employee stock option plans of Partner Communications

Partner Communications became the Group’s subsidiary since April 2005. It has had granted stock options to its employees under the employee stock option plans with details set out below.

(i)	2004 Share Option Plan

In July 2004, the board of directors of Partner Communications (the “Partner Communications Board”) approved an employee stock option plan (as amended on 1 March 2006) (the “2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance. A total number of 5,775,000 ordinary shares of Partner Communications (the “Partner Communications Shares”) were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. At the annual general meeting of the Company and HWL held on 6 May 2008 and 22 May 2008 respectively, shareholders of the Company and HWL approved (a) the proposed refreshment of the maximum number of the Partner Communications Shares which may be issued upon the exercise of all options to be granted under the 2004 Plan and any other share option scheme(s) of Partner Communications, by up to 8,142,000 Partner Communications Shares to be issued pursuant to the 2004 Plan; and (b) certain additional amendments to the 2004 Plan, which include among others, (i) increasing the total number of Partner Communications Shares reserved for issuance upon exercise of options to be granted under the 2004 Plan by 8,142,000 Partner Communications Shares, (ii) introducing provisions to allow acceleration in vesting of unvested options or the exercise of vested options in the event of change in control or voluntary winding up of Partner Communications, and (iii) allowing upon compliance with conditions specified therein, cashless exercise of vested options under the 2004 Plan.

At each of the annual general meeting of the Company and HWL held on 27 April 2009 and 21 May 2009 respectively, shareholders of the Company and HWL approved further proposed amendments to the 2004 Plan, which include among others, (i) with respect to options granted on or after 23 February 2009, a dividend-adjustment mechanism for the downward adjustment of the exercise price of such options following each dividend distribution made in the ordinary course in an amount in excess of 40% or of another percent resolved by the Partner Communications Board, of the Partner Communications’ net income for the relevant period (“the Excess Dividend”) by an amount equal to the gross amount of the Excess Dividend per Partner Communications Share, and (ii) with respect to all options granted under the 2004 Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Partner Communications Board considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Partner Communications Shares, and provisions authorising the Partner Communications Board to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Partner Communications Shares (subject to the adjustments).

The Partner Communications Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined by taking into consideration of the average market price of Partner Communications Shares for the 30 trading days preceding the day on which the options are granted. The options vest in four equal annual batches, provided the employee is still in employment. The options are exercisable after the day of vesting but no later than the expiration of the exercise period, which will be fixed by the Partner Communications Compensation Committee and will not exceed ten years from the date of grant.

Hutchison Telecommunications International Limited 2009 Annual Report	141

Notes to the Accounts

36. Equity Compensation Benefits (continued)

(b)	Employee stock option plans of Partner Communications (continued)

(ii)	2000 Employee Stock Option Plan

The 2000 Employee Stock Option Plan (the “2000 Plan”) were adopted by Partner Communications in 2000. Share options granted under the 2000 Plan which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005 remained valid until its expiration dates. On 26 March 2008, the Partner Communications Board approved the termination of the 2000 Plan. Since then, no further share options will be granted under the 2000 Plan and all outstanding share options thereunder will remain valid and bear all its terms and conditions.

Following the completion of the disposal of the Group’s entire indirect interest in Partner Communications on 28 October 2009 as set out in Note 12(b), Partner Communications ceased to be a subsidiary of the Group.

Details of the movements in the number of share options outstanding and their related weighted average exercise price under the employee stock option plans of Partner Communications during the period from 1 January 2009 to 28 October 2009 are as follows:

	2008		2009
	Weighted average exercise price per share (NIS)	Number of share options involved (thousands)	Weighted average exercise price per share (NIS)	Number of share options involved (thousands)
As at beginning of year	36.06	2,864	39.21	2,231
Granted	66.05	76	61.77	4,186
Forfeited/Expired	29.62	(142)	26.74	(67)
Exercised	29.38	(567)	36.23	(713)
As at end of year/period	39.21	2,231	56.43	5,637
Exercisable at 31
December/28 October	33.64	1,031	43.91	1,163

The weighted average fair value of options granted during the period was determined using the Black-Scholes valuation model that uses the assumptions noted in the following table:

	1 January 2008 to 31 December 2008	1 January 2009 to 28 October 2009
Risk-free interest rate	4.25%	2.88%
Weighted average expected life	3 years	4 years
Expected volatility	24%	27%

37. Ultimate Holding Company

As at 31 December 2009, the Company was owned as to 60.35% by HWL with the remaining shares being widely held. The Directors regarded HWL as the Company’s ultimate holding company.

142	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

38. Related Party Transactions

For the purposes of these accounts, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals.

Related Party Group:

Hutchison Group – HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the year are summarised below:

(a)	Key management personnel remuneration

No transaction has been entered with the directors of the Company (being the key management personnel) during the year other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 7(a).

(b)	Transactions with Hutchison Group:

	HK$	2008 millions	HK$	2009 millions
Provision for fixed telecommunications and other services		(79)		(26)
Provision for mobile telecommunications services		(22)		(6)
Rental expenses on lease arrangements		55		24
Bill collection services fee expenses		14		5
Roaming arrangement fee income		(23)		(10)
Sharing of services arrangements		32		24
Dealership services fee expenses		27		11
Global procurement services arrangements expenses		17		5
Provision of data center services		(20)		(6)
Purchase of handset and accessories		144		22
Purchase of office supplies		12		21
Advertising and promotion expenses		24		7
Guarantee and other finance fees		10		56
Purchase of equipment		15		4
Interest expense on a loan due to a related company		—		38

(c)	Balances with Hutchison Group:

	Note	HK$	2008 millions	HK$	2009 millions
Payables to related companies (Note 27)	(i)		(43)		(53)
Unamortised upfront fee on a loan due to a related company (Note 24(b))	(ii)		–		12
			(43)		(41)

Hutchison Telecommunications International Limited 2009 Annual Report	143

Notes to the Accounts

38. Related Party Transactions (continued)

(c)	Balances with Hutchison Group: (continued)

(i)

The payables to related companies arose during the ordinary course of business and are unsecured, interest free and repayable on demand. The carrying values of payables to related companies approximates to their fair values.

(ii)

In November 2008, the Group was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL at an interest rate of LIBOR + 2.45% per annum with final maturity date on 15 November 2011. The facility is secured by the assets, rights and business and the issued share capital of the Company and/or certain of its subsidiaries and is guaranteed by the Company and certain of its subsidiaries. As at 31 December 2008, the Group had not used the facility.

In April 2009, this facility was amended and restated, pursuant to which the indirect subsidiary of HWL agreed to make available to the Group a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872 million) in two tranches at LIBOR + 2.45% per annum with final maturity date on 15 November 2011 and there is an upfront fee of US$5 million (approximately HK$39 million) and a commitment fee of 0.20% per annum on the daily undrawn balance of the facility. Amounts drawn and outstanding, if any, under this facility would be classified as non-current liabilities in the statement of financial position. As at 31 December 2009, the Group has no outstanding loan due to the related company, while the facility amount available to the Group pertaining to the revolving credit facility was US$1,340 million (approximately HK$10,452 million) and the unamortised upfront fee on this facility was HK$12 million.

39. Subsequent Event

The following event occurred subsequent to 31 December 2009 up to the date of approval of these accounts by the Board:

On 8 January 2010, Hutchison Telecommunications Holdings Limited (“HTHL”), an indirect wholly-owned subsidiary of HWL, requested the board of directors of the Company to put forward a proposal to privatise the Company by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands (the “Scheme”). The Scheme will provide that the Scheme Shares (being shares of the Company other than those held by HTHL and Hutchison Telecommunications Investment Holdings Limited and including all shares underlying the American depositary shares of the Company) will be cancelled in exchange for HK$2.2 in cash for each Scheme Share. Details of the Scheme will be set out in a scheme document which is expected to be despatched to the shareholders of the Company subsequent to the date of approval of these accounts.

40. US Dollar Equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at HK$7.80 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

144	Hutchison Telecommunications International Limited 2009 Annual Report

Notes to the Accounts

41. Statement of Financial Position of the Company, Unconsolidated

	2008 HK$ millions	2009 HK$ millions
ASSETS
Current assets
Cash and cash equivalents	1,069	29
Other receivables and prepayments	10	4
Amounts due from subsidiaries (Note 41(b))	1,354	2,988
Loans to subsidiaries (Note 41(c))	18,352	16,543
Total current assets	20,785	19,564
Non-current assets
Investments in subsidiaries, at cost	3,400	3,400
Other receivables and prepayments (Note 41(d))	–	12
Total non-current assets	3,400	3,412
Total assets	24,185	22,976
LIABILITIES
Current liabilities
Amounts due to subsidiaries (Note 41(b))	1,346	–
Amounts due to fellow subsidiaries (Note 41(e))	4	2
Accrued expenses and other payables	13	15
Total current liabilities	1,363	17
Total liabilities	1,363	17
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital (Note 30(b))	1,204	1,204
Reserves (Note 41(f))	21,618	21,755
Total equity	22,822	22,959
Total equity and liabilities	24,185	22,976
Net current assets	19,422	19,547
Total assets less current liabilities	22,822	22,959

LUI Dennis Pok Man	Christopher John FOLL

Director	Director

Hutchison Telecommunications International Limited 2009 Annual Report	145

Notes to the Accounts

41.	Statement of Financial Position of the Company, Unconsolidated (continued)

(a)	The Company was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability.

(b)	Amounts due from/to subsidiaries are unsecured, interest free and repayable on demand.

(c)	As at 31 December 2009 and 2008, the loans to subsidiaries are unsecured, interest free and repayable on demand.

(d)	Other receivables and prepayments represent the unamortised upfront fee on a loan due to a related company under the loan facility arrangement as set out in Note 38(c)(ii).

(e)	Amounts due to fellow subsidiaries are unsecured, interest free and repayable on demand.

(f)	Reserves

	Share premium HK$ millions	Accumulated losses HK$ millions	Fair value and other reserves HK$ millions	Total HK$ millions
As at 1 January 2008	21,510	(5)	202	21,707
Issuance of ordinary shares arising from exercise of employee share options (Note 31)	303	–	(248)	55
Profit for the year	–	33,488	–	33,488
Dividend paid (Note 13)	–	(33,700)	–	(33,700)
Employee share option scheme - value of services provided	–	–	68	68
As at 31 December 2008	21,813	(217)	22	21,618
As at 1 January 2009	21,813	(217)	22	21,618
Issuance of ordinary shares arising from exercise of employee share options (Note 31)	1	–	(1)	–
Profit for the year	–	12,538	–	12,538
Interim dividend in specie (Note 12(a))	–	(12,418)	–	(12,418)
Employee share option scheme - value of services provided	–	–	17	17
As at 31 December 2009	21,814	(97)	38	21,755

146	Hutchison Telecommunications International Limited 2009 Annual Report

Principal Subsidiaries

Particulars of the principal subsidiaries as at 31 December 2009 are as follows:

Subsidiaries	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of equity interest attributable to the Group	Principal activities

BFKT (Thailand) Limited (Note 1)	Thailand	THB	5,000,000	49%	Network leasing

Hutchison CAT Wireless MultiMedia Limited (Note 1)	Thailand	THB	950,000,000	36%	Marketing of mobile telecommunications services

Hutchison Telecommunications International (HK) Limited	Hong Kong	HK$	2	100%	Provision of management services

Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	LKR	875,000,000	100%	Mobile telecommunications services

PT. Hutchison CP Telecommunications (Note 2)	Indonesia	IDR	649,890,000,000	65%	Mobile telecommunications services

Hutchison Telecommunications (Vietnam) S.à r.l.	Luxembourg	US$	20,000	100%	Investment holding in the BCC in Vietnam

Notes:

1.

In addition to the Group’s 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

2.

In addition to the Group’s 65% beneficial interest in PT. Hutchison CP Telecommunications as disclosed above, the Group also holds call options over the remaining 2,274,615 shares in PT. Hutchison CP Telecommunications and is committed to providing financial support to PT. Hutchison CP Telecommunications.

Hutchison Telecommunications International Limited 2009 Annual Report	147

Five-year Financial Summary

	2005 HK$ millions (Note (i))	2006 HK$ millions	2007 HK$ millions	2008 HK$ millions (Restated) (Note (ii))	2009 HK$ millions	2009 US$ millions
RESULTS
Turnover
– Continuing operations	1,192	1,271	1,513	1,808	1,856	238
– Discontinued operations	23,164	32,107	25,877	21,917	12,620	1,618
	24,356	33,378	27,390	23,725	14,476	1,856
(Loss)/Profit attributable to equity holders of the Company
– Continuing operations	(2,009)	(1,958)	(4,096)	(283)	(2,592)	(332)
– Discontinued operations	1,241	2,159	70,980	1,415	7,532	965
	(768)	201	66,884	1,132	4,940	633
ASSETS, LIABILITIES AND EQUITY
Cash and cash equivalents	2,436	2,048	36,611	2,525	4,203	539
Restricted cash	1	–	–	–	1,372	176
Other current assets	10,706	10,549	5,242	5,291	4,357	559
Assets held for sale	–	–	–	174	–	–
Non-current assets	46,448	67,121	34,570	36,677	13,456	1,724
Total assets	59,591	79,718	76,423	44,667	23,388	2,998
Current borrowings	7,690	16,048	5,083	7,652	470	60
Other current liabilities	10,781	13,817	8,132	8,200	6,257	803
Non-current borrowings	19,002	23,369	5,937	4,434	1,817	233
Deferred tax liabilities	963	1,075	584	457	–	–
Other non-current liabilities	1,333	2,992	2,551	3,268	2,870	367
Total liabilities	39,769	57,301	22,287	24,011	11,414	1,463
Share capital	1,188	1,191	1,195	1,204	1,204	154
Reserves	14,982	15,468	50,089	17,265	10,770	1,381
Shareholders’ equity	16,170	16,659	51,284	18,469	11,974	1,535
Minority interest	3,652	5,758	2,852	2,187	–	–
Total equity	19,822	22,417	54,136	20,656	11,974	1,535
Total equity and liabilities	59,591	79,718	76,423	44,667	23,388	2,998

Notes:

(i)

The Group adopted IFRS for the first time as the basis of preparing its consolidated accounts for the year ended 31 December 2007 with 1 January 2006 as the date of transition to IFRS. The transition from HKFRS to IFRS did not result in a change to the shareholders’ equity reported under HKFRS on 1 January 2006 and 31 December 2006. It also did not result in a change in the income statement reported under HKFRS for the year ended 31 December 2006. The Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. Accordingly, figures for the year ended 31 December 2005 are not restated to comply with IFRS.

(ii)

The consolidated accounts for the year ended 31 December 2008 have been restated to reflect the accounting for the sale and leaseback of base station tower sites as a finance lease, details of which are set out in Note 2(b) to the consolidated accounts.

148	Hutchison Telecommunications International Limited 2009 Annual Report

Information for Shareholders

Listings

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited 2332

New York Stock Exchange, Inc. HTX

Public Float Capitalisation

As at 31 December 2009:

Approximately HK$2,527 million, representing 32.6% of the issued share capital of the Company.

Registered Office

Cricket Square, Hutchins Drive, P.O. Box 2681,

Grand Cayman KY1-1111, Cayman Islands

Telephone: +1 345 945 3901

Facsimile: +1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House, 10 Harcourt Road, Hong Kong

Telephone: +852 2128 1188

Facsimile: +852 2128 1778

Website www.htil.com

Principal Executive Office in Hong Kong

20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong

Telephone: +852 2128 3222

Facsimile: +852 2827 1371

Principal Share Registrar and Transfer Office

Butterfield Fulcrum Group (Cayman) Limited

Butterfield House

68 Fort Street

P.O. Box 609, Grand Cayman KY1-1107

Cayman Islands

Telephone: +1 345 949 7055

Facsimile: +1 345 949 7004

Hong Kong Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 2862 8628

Facsimile: +852 2865 0990

ADS Depositary

Citibank Shareholder Services

P.O. Box 43077, Providence, Rhode Island 02940-3077, USA

Toll free for US only: +1 877 248 4237 CITI-ADR

From outside US: +1 781 575 4555

Facsimile: +1 201 324 3284

Email: citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email: htilir@htil.com.hk

Telephone: +852 2128 3145

Cautionary Statements

This annual report contains forward-looking statements. Statements that are not historical facts, including those about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and the Company has no obligation to update any of them publicly with respect to any new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

Hutchison Telecom

Hutchison Telecommunications International Limited

20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong

Telephone: +852 2128 3222

Facsimile: +852 2827 1371

www.htil.com

Exhibit 1.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”), you should at once hand this circular and the accompanying yellow form of proxy to the purchaser or transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

PROPOSED RE-ELECTION OF DIRECTORS

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND

REPURCHASE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

The notice convening an annual general meeting of the Company to be held at the Grand Ballroom 1, 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong on Wednesday, 26 May 2010 at 2:30 p.m. or any adjournment thereof to approve the matters referred to in this circular are set out on pages 11 to 14 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the yellow form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the yellow form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

With reference to the annual general meeting of the Company, in the event that the listing of the shares of the Company is withdrawn from The Stock Exchange of Hong Kong Limited as a result of the proposed privatisation of the Company by Hutchison Telecommunications Holdings Limited by way of a scheme of arrangement becoming effective on or before 26 May 2010, the annual general meeting will be cancelled.

15 March 2010

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares;

“Annual General Meeting”	the annual general meeting of the Company to be held on 26 May 2010 or any adjournment thereof;

“Articles of Association”	articles of association of the Company as amended from time to time;

“associate”	has the meaning ascribed to that expression under the Listing Rules;

“Board”	board of Directors;

“Company”

Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and ADSs are listed on New York Stock Exchange, Inc (Ticker: HTX);

“connected person”	has the meaning ascribed to that expression under the Listing Rules;

“Directors”	directors of the Company;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Issue Mandate”

the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Latest Practicable Date”	11 March 2010, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Memorandum”	the memorandum of association of the Company as amended from time to time;

DEFINITIONS

“Repurchase Mandate”

the general and unconditional mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Retiring Directors”	the Directors retiring at the Annual General Meeting and, being eligible, are offering themselves for re-election at the Annual General Meeting, both in accordance with the Articles of Association;

“SFO”	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) in the issued share capital of the Company with a par value of HK$0.25 each;

“Shareholder(s)”	holder(s) of Shares;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“US$”	United States dollars, the lawful currency of the United States of America.

LETTER FROM THE BOARD

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Registered office:
Mr. LUI Dennis Pok Man	Cricket Square
Mr. Christopher John FOLL	Hutchins Drive
Mr. CHAN Ting Yu	P.O. Box 2681
(also Alternate to Mr. Lui Dennis Pok Man)	Grand Cayman KY1-1111
Cayman Islands

Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Head office and
Mrs. CHOW WOO Mo Fong, Susan	principal place of business:
(also Alternate to Mr. Fok Kin-ning, Canning and	22nd Floor
Mr. Frank John Sixt)	Hutchison House
Mr. Frank John SIXT	10 Harcourt Road
Hong Kong

Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

Alternate Director:
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Christopher John Foll)

15 March 2010

To the Shareholders

Dear Sir or Madam,

PROPOSED RE-ELECTION OF DIRECTORS

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND

REPURCHASE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. These are: (i) re-election of Directors and (ii) grant of the Issue Mandate and the Repurchase Mandate.

LETTER FROM THE BOARD

PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Article 87(1) of the Articles of Association, Mrs. Chow Woo Mo Fong, Susan, Messrs. Chan Ting Yu and John W. Stanton will retire at the Annual General Meeting and, being eligible, will offer themselves for re-election. Information on the Retiring Directors as required to be disclosed under the Listing Rules is set out in Appendix I to this circular.

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 27 April 2009, ordinary resolutions were passed to grant general mandates to the Directors (i) to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution plus the aggregate nominal amount up to a maximum of 10% of the Company’s then issued share capital repurchased by the Company; and (ii) to repurchase Shares, the aggregate nominal amount of which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution.

These general mandates will lapse at the conclusion of the Annual General Meeting. At the Annual General Meeting, an ordinary resolution will be proposed to grant the Issue Mandate to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Issue Mandate to provide flexibility to the Company to raise funds by issue of Shares efficiently.

At the Annual General Meeting, it is also proposed to grant to the Directors the Repurchase Mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Repurchase Mandate.

If the Repurchase Mandate is granted, a further ordinary resolution will be proposed at the Annual General Meeting providing that any Shares repurchased under the Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Issue Mandate.

With respect to the Issue Mandate and the Repurchase Mandate, the Directors wish to state that they have no present intention of exercising the Issue Mandate to issue any Shares for fund raising purposes or the Repurchase Mandate to repurchase any Shares.

An explanatory statement as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting is set out on pages 11 to 14 of this circular. A yellow form of proxy for use at the Annual General Meeting is enclosed. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the yellow form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time fixed for holding the Annual General Meeting. Completion of the yellow form of proxy and its return to the Company will not preclude you from attending and voting in person at the Annual General Meeting if you so wish.

LETTER FROM THE BOARD

With reference to the Annual General Meeting of the Company, in the event that the listing of the shares of the Company is withdrawn from The Stock Exchange of Hong Kong Limited as a result of the proposed privatisation of the Company by Hutchison Telecommunications Holdings Limited by way of a scheme of arrangement becoming effective on or before 26 May 2010, the Annual General Meeting will be cancelled.

Pursuant to the Articles of Association, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)

by at least five Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)

by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d)

by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

Pursuant to Listing Rule 13.39(4), any vote of shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the Annual General Meeting shall be voted by poll.

RECOMMENDATIONS

The Board considers (i) the re-election of the Directors as described in the section headed “Proposed Re-election of Directors” above and (ii) the granting of the Issue Mandate and the Repurchase Mandate all to be in the interests of the Company and the Shareholders, and accordingly recommends you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully

By Order of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

The following is the information, as at the Latest Practicable Date, required to be disclosed under the Listing Rules on the Retiring Directors proposed to be re-elected at the Annual General Meeting:

(1)	CHAN Ting Yu, LLB, BA, PCLL

Mr. Chan, aged 59, has been Executive Director of the Company since 3 January 2008, a position he previously held from 2004 to 2005. He is currently, and has been since December 2005, Alternate Director to Mr. Lui Dennis Pok Man, Executive Director and Chief Executive Officer of the Company. He holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

Prior to joining the Hutchison Whampoa group in 1994, Mr. Chan practised international commercial and investment law in Hong Kong and Australia. Mr. Chan was appointed deputy managing director of HTI (1993) Holdings Limited in January 1996 with responsibility for Hutchison Whampoa group’s telecommunications investments in a number of markets including India, Israel, South East Asia and South America. He has 16 years of experience in the telecommunications industry. He was previously director of Partner Communications Company Ltd. (“Partner Communications”, whose shares are listed on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange) (resigned on 28 October 2009).

Save as disclosed above, Mr. Chan does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Chan had personal interests in 3,433,333 Shares (representing an aggregate of approximately 0.071% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Chan for his appointment as Executive Director of the Company for a term of 12 months, subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. Mr. Chan is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Executive Directors of the Company. The emoluments of Mr. Chan specified in the service agreement entered into between Mr. Chan and a wholly-owned subsidiary of the Company was HK$2,591,640 per annum (which included his basic salary entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and prevailing market conditions.

Save as disclosed above, there are no matters concerning Mr. Chan that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

(2)	CHOW WOO Mo Fong, Susan, BSC

Mrs. Chow, aged 56, has been Non-executive Director of the Company since 3 January 2008, a position she previously held from 2004 to 2005. She is currently, and has been since December 2005, Alternate Director to Mr. Fok Kin-ning, Canning, Chairman and Non-executive Director of the Company, and since September 2006, Alternate Director to Mr. Frank John Sixt, Non-executive Director of the Company. She is a solicitor and holds a Bachelor’s degree in Business Administration.

Mrs. Chow is the deputy group managing director of Hutchison Whampoa Limited (“HWL”, a company whose shares are listed on the Main Board of the Stock Exchange), executive director of Cheung Kong Infrastructure Holdings Limited (“CKI”, whose shares are listed on the Main Board of the Stock Exchange), Hutchison Harbour Ring Limited (whose shares are listed on the Main Board of the Stock Exchange) and Hongkong Electric Holdings Limited (“HEH”, whose shares are listed on the Main Board of the Stock Exchange), director of Hutchison Telecommunications (Australia) Limited (“HTAL”, whose shares are listed on the Australian Stock Exchange), non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange) and TOM Group Limited (whose shares are listed on the Main Board of the Stock Exchange). She is also an alternate director of CKI, HEH, HTAL and TOM Online Inc. (whose shares were previously listed on the Growth Enterprise Market of the Stock Exchange). She was previously a director of Partner Communications (resigned on 28 October 2009).

Mrs. Chow is director of Hutchison International Limited, Ommaney Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, all of which and HWL are substantial shareholders of the Company within the meaning of Part XV of the SFO. She also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mrs. Chow does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mrs. Chow had personal interests in 250,000 Shares (representing approximately 0.005% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mrs. Chow for her appointment as Non-executive Director of the Company for a term of 12 months, subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. Mrs. Chow is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of her directorship for an incomplete year and subject to review by the Board from time to time). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and prevailing market conditions.

Save as disclosed above, there are no matters concerning Mrs. Chow that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

(3)	John W. STANTON, BA, MBA

Mr. Stanton, aged 54, has been Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee of the Company. He holds a Bachelor of Arts in Political Science from Whitman College and received his MBA from Harvard Business School.

He is managing director of Trilogy Partners, LLC, a board member of Columbia Sportswear Company and Clearwire Corporation, and a trustee of Whitman College. He was chairman and chief executive officer of Western Wireless Corporation from 1994 until the company was sold to Alltel in 2005. From 1991 to 1994, he was chairman and chief executive officer of both Pacific Northwest Cellular and General Cellular Corporation, each a predecessor of Western Wireless Corporation. From 1995 to 2001, he also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of the Cellular Telecommunications Industry Association serving two terms from 1998 to 1999 and from 2000 to 2001. Save as disclosed above, Mr. Stanton does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Stanton had joint interests with his spouse in 7,000 ADSs (representing 105,000 Shares, approximately 0.002% of the issued share capital in the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Stanton for his appointment as Independent Non-executive Director of the Company and his term is subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. He is entitled to a director’s fee of US$70,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and prevailing market conditions.

Save as disclosed above, there are no matters concerning Mr. Stanton that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(1)	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,814,562,875 Shares. On the basis that no further Shares will be issued or repurchased prior to the Annual General Meeting, the exercise in full of the proposed Repurchase Mandate can result in up to 481,456,287 fully paid Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

(2)	REASONS FOR REPURCHASES

The Directors believe that it is in the interests of the Company and its Shareholders to seek a general authority from the Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases will only be made when the Directors consider that it will benefit the Company and its Shareholders in terms of enhanced net asset value per Share and/or improved earnings per Share.

(3)	FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and all applicable laws of the Cayman Islands. Pursuant to the Repurchase Mandate, the Company may repurchase Shares out of funds legally permitted to be utilised for this purpose, including profits of the Company or the proceeds of a fresh issue of shares made for the purpose of the repurchase, under the Memorandum and Articles of Association and all applicable laws of the Cayman Islands.

To the extent that repurchase is funded entirely from the Company’s available cashflow or working capital facilities, there might be an adverse impact on the working capital and/or gearing position of the Company as compared with the position disclosed in its latest published audited accounts for the year ended 31 December 2009 in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(4)	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months and the period from 1 March 2010 to the Latest Practicable Date were as follows:

	Per Share
	Highest	Lowest
	HK$	HK$
2009
March	2.48	1.80
April	2.54	1.23
May	1.65	1.28
June	1.90	1.55
July	2.09	1.79
August	2.06	1.60
September	1.74	1.58
October	1.62	1.52
November	1.68	1.54
December	1.62	1.56

2010
January	2.15	1.61
February	2.16	2.13
March (up to the Latest Practicable Date)	2.15	2.13

(5)	DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, any of their associates have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if the Repurchase Mandate is approved by the Shareholders.

No connected persons have notified the Company that they have a present intention to sell Shares to the Company, and no connected persons have undertaken not to sell any of the Shares, in the event the Repurchase Mandate is approved by the Shareholders.

(6)	UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules, all applicable laws of the Cayman Islands and the Memorandum and Articles of Association of the Company.

(7)	REPURCHASES MADE BY THE COMPANY

The Company did not purchase any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

NOTICE OF THE ANNUAL GENERAL MEETING

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at the Grand Ballroom 1, 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong on Wednesday, 26 May 2010 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2009;

2.	To re-elect directors of the Company and to authorise the board of directors of the Company to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors of the Company to fix its remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)

subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)

the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip

NOTICE OF THE ANNUAL GENERAL MEETING

dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)

subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)

the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)

“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

The register of members of the Company will be closed on Monday, 24 May 2010 to Wednesday, 26 May 2010, both days inclusive.

With reference to the Annual General Meeting of the Company, in the event that the listing of the shares of the Company is withdrawn from The Stock Exchange of Hong Kong Limited as a result of the proposed privatisation of the Company by Hutchison Telecommunications Holdings Limited by way of a scheme of arrangement becoming effective on or before 26 May 2010, the Annual General Meeting will be cancelled.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 15 March 2010

Notes:

1.

In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 20 May 2010.

2.	Only members are entitled to attend and vote at the meeting.

NOTICE OF THE ANNUAL GENERAL MEETING

3.	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the yellow form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

4.	At the meeting, the chairman of the meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

5.	With respect to Ordinary Resolution No. 4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No. 4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding, inter alia, the proposed re-election of directors and general mandates to issue and repurchase shares of the Company, is being sent to the shareholders of the Company together with the Company’s 2009 Annual Report, both of which are also available online at the Company’s website www.htil.com.

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at the Grand Ballroom 1, 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong on Wednesday, 26 May 2010 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2009;

2.	To re-elect directors of the Company and to authorise the board of directors of the Company to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors of the Company to fix its remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)

subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)

the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

1

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)

subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)

the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

2

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)

“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

The register of members of the Company will be closed on Monday, 24 May 2010 to Wednesday, 26 May 2010, both days inclusive.

With reference to the Annual General Meeting of the Company, in the event that the listing of the shares of the Company is withdrawn from The Stock Exchange of Hong Kong Limited as a result of the proposed privatisation of the Company by Hutchison Telecommunications Holdings Limited by way of a scheme of arrangement becoming effective on or before 26 May 2010, the Annual General Meeting will be cancelled.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 15 March 2010

Notes:

1.

In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 20 May 2010.

2.	Only members are entitled to attend and vote at the meeting.

3.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the yellow form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3

4.	At the meeting, the chairman of the meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

5.

With respect to Ordinary Resolution No. 4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No. 4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.

A circular containing the information regarding, inter alia, the proposed re-election of directors and general mandates to issue and repurchase shares of the Company, is being sent to the shareholders of the Company together with the Company’s 2009 Annual Report, both of which are also available online at the Company’s website www.htil.com.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

4

Exhibit 1.4

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on May 20, 2010 for action to be taken.

2010 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.
ADS Voting Record Date:	5:00 P.M. (local time) on May 14, 2010.
Meeting Specifics:	Annual General Meeting on May 26, 2010 at the Grand Ballroom 1, 1st Floor, Harbour
Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Annual General Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of June 19, 2009.
Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong Branch.

The undersigned holder, as of the ADS Voting Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Company’s Notice of Annual General Meeting as enclosed and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. With reference to the Annual General Meeting of the Company, in the event that the listing of the shares of the Company is withdrawn from The Stock Exchange of Hong Kong Limited as a result of the proposed privatisation of the Company by Hutchison Telecommunications Holdings Limited by way of a scheme of arrangement becoming effective on or before May 26, 2010, the Annual General Meeting will be cancelled.

In order for your Voting Instructions to be valid, you must be a Holder or Beneficial Owner of ADSs as of the ADS Voting Record Date (5:00 P.M. (New York City time) on May 14, 2010). If you sell your ADSs prior to the ADS Voting Record Date and you will not, as a result of such sale, be the Holder or Beneficial Owner of such ADSs as of the ADS Voting Record Date, please forward these materials to the person who will be the Holder or Beneficial Owner of the ADSs as of the ADS Voting Record Date. Copies of these materials can be obtained free of charge from Citibank, N.A. at 877-CITI-ADR (877-248-4237).

The Company’s ADS facility will be closed to withdrawals of the Company’s Ordinary Shares from 5:00 p.m. (New York City time) on May 17, 2010 to 9:00 a.m. (New York City time) on May 21, 2010. Such closure will be permanent if the proposal for the privatisation of the Company becomes unconditional and the scheme of arrangement becomes effective.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if (i) the Company timely provides notice to the Depositary and (ii) the Depositary shall not, on or prior to the ADS Voting Instruction Due Date, have received Voting Instructions from an ADS Holder as of the ADS Voting Record Date, the Depositary shall deem such ADS Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs; provided, however, that the Depositary shall not deem the ADS Holder to have so instructed the Depositary, and the Depositary shall not give such discretionary proxy, with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish such discretionary proxy to be given, (y) the Company is aware that substantial opposition exists, or (z) such matter materially and adversely affects the rights of holders of Deposited Securities.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely receives Voting Instructions from an ADS Holder (as of the ADS Voting Record Date) which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary shall deem such ADS Holder to have instructed the Depositary to vote in favor of the items set forth in the Voting Instructions.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2009.

2.	(a)	To re-elect Mr. CHAN Ting Yu as a director.
	(b)	To re-elect Mrs. CHOW WOO Mo Fong as a director.
	(c)	To re-elect Mr. John W. STANTON as a director.
	(d)	To authorise the board of directors to fix the directors’ remuneration.

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration.

Ordinary Resolutions

4.	(A)	Ordinary resolution on item 4(A) of the Notice of the Meeting
(To grant a general mandate to the directors of the Company to issue additional shares)
	(B)	Ordinary resolution on item 4(B) of the Notice of the Meeting
(To grant a general mandate to the directors of the Company to repurchase shares of the Company)
	(C)	Ordinary resolution on item 4(C) of the Notice of the Meeting
(To extend the general mandate to the directors of the Company to issue additional shares)

A	Issues

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2(a)	☐	☐	☐

Resolution 2(b)	☐	☐	☐

Resolution 2(c)	☐	☐	☐

Resolution 2(d)	☐	☐	☐

Resolution 3	☐	☐	☐

Resolution 4(A)	☐	☐	☐

Resolution 4(B)	☐	☐	☐

Resolution 4(C)	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date these Voting Instructions.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one holder as beneficial owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)
/ /

Exhibit 1.5

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (Note 1)

of

being the registered holder(s) of (Note 2)                                                                                                      shares of HK$0.25 each in the share capital of

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (Note 3)

of

or failing him, the Chairman of the Meeting, as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held on Wednesday, 26 May 2010 at 2:30 p.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS			FOR (Note 4)	AGAINST (Not[e] 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2009.
2.	(a)	To re-elect Mr. CHAN Ting Yu as a director.
	(b)	To re-elect Mrs. CHOW WOO Mo Fong as a director.
	(c)	To re-elect Mr. John W. STANTON as a director.
	(d)	To authorise the board of directors to fix the directors’ remuneration.
3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration.
4.	(A)	Ordinary resolution on item 4(A) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to issue additional shares)
	(B)	Ordinary resolution on item 4(B) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to repurchase shares of the Company)
	(C)	Ordinary resolution on item 4(C) of the Notice of the Meeting (To extend the general mandate to the directors of the Company to issue additional shares)

Dated	2010	Signature	(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.

Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against the resolution, please insert the number of shares in the relevant box.

5.

The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.

Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.

To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.

Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.

At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

12.

With reference to the Annual General Meeting of the Company, in the event that the listing of the shares of the Company is withdrawn from The Stock Exchange of Hong Kong Limited as a result of the proposed privatisation of the Company by Hutchison Telecommunications Holdings Limited by way of a scheme of arrangement becoming effective on or before 26 May 2010, the Annual General Meeting will be cancelled.